As filed with the Securities and Exchange Commission on February 10, 2004

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ATLAS AMERICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	1311	51-0404430
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

311 Rouser Road
Moon Township, PA 15108
(412) 262-2830
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Edward E. Cohen
Atlas America, Inc.
311 Rouser Road
Moon Township, PA 15108
(412) 262-2830
(Address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of communications to:

J. Baur Whittlesey, Esq.	Emanuel Faust, Jr., Esq.
Lisa A. Ernst, Esq	Dickstein Shapiro Morin &
Ledgewood Law Firm, P.C.	Oshinsky LLP
1521 Locust Street	2101 L Street, N.W.
Philadelphia, PA 19102	Washington, D.C. 20037
(215) 731-9450	(202) 785-9700

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

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     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

Title of each class of securities to_ be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price (1)	Amount of registration fee

Common stock	2,645,000	$16.00	$42,320,000	$5,362
(1)	Estimated solely for the purpose of calculating the registration fee; computed in accordance with Rule 457(a).

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 10, 2004

2,300,000 Shares of Common Stock

ATLAS AMERICA, INC.

     This is our initial public offering. We expect the public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for the shares. We have applied to have our common stock approved for quotation on the Nasdaq Stock Market under the symbol “ATLS.”

     You should read “Risk Factors” beginning on page 10 for a discussion of important factors that you should consider before buying our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Per share		Total

Public offering price	$		$
Underwriting discounts	$		$
Proceeds, before expenses	$		$

     The underwriters may purchase up to an additional 345,000 shares from us at the public offering price, less the underwriting discount, to cover over-allotments.

     The shares will be ready for delivery on or about _______ ___, 2004.

Friedman Billings Ramsey	McDonald Investments Inc.

     Prospectus dated _____________, 2004

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SUMMARY

     This summary highlights selected information from this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus before making an investment decision. Unless otherwise indicated, this prospectus reflects no exercise of the underwriters’ over-allotment option. We have provided definitions for some of the oil and gas industry terms used in this prospectus in the “Glossary” beginning on page 74.

     In this prospectus, we refer to Atlas America, Inc, its subsidiaries and predecessors as “we,”“our” or “our company.” Our fiscal year end is September 30.

Our Company

     We are an independent energy company engaged in the development, production and transportation of natural gas and, to a lesser extent, oil in the Appalachian Basin. Our objective is to increase stockholder value by:

•	expanding our reserve base through developmental drilling primarily funded by growth in our sponsorship of drilling investment partnerships;

•	increasing our fee-based revenue through the management of our drilling investment partnerships and the wells we drill for them; and

•	increasing our distributions from our general and limited partner interests and incentive distribution rights in Atlas Pipeline Partners, L.P.

     We have been involved in the energy industry since 1968. We began to expand our operations at the end of fiscal 1998 when we acquired The Atlas Group, Inc., an energy finance and production company located in Pittsburgh, Pennsylvania. Since fiscal 1998, we have achieved consistent growth in our reserve base through developmental drilling activities, acquisitions of properties and, in 1999, the acquisition of Viking Resources Corporation, a North Canton, Ohio exploration and production company. From October 1, 1998 through September 30, 2003, proved reserves net to our interest grew from 93.3 Bcfe to 144.4 Bcfe, and the PV-10 value of these reserves grew from $49.2 million to $191.4 million. During the same period, proved reserves we manage for our drilling investment partnerships grew from 142.0 Bcfe to 187.8 Bcfe, and the PV-10 value of these reserves grew from $97.6 million to $273.5 million. As of September 30, 2003, we had an acreage position of approximately 431,000 gross (379,000 net) acres, of which 205,000 gross (190,000 net) acres were undeveloped. We have also achieved substantial growth in our drilling activities. The number of net wells we have drilled increased from 145 wells in fiscal 1999 to 282 wells in fiscal 2003. We expect that we will drill approximately 530 wells in fiscal 2004. Of the 1,111 wells we drilled in the past five fiscal years, we have completed approximately 99% as producing.

     We conduct our natural gas transportation operations through Atlas Pipeline Partners, L.P., whose common units are publicly traded (AMEX: APL). As of September 30, 2003, Atlas Pipeline Partners owned approximately 1,400 miles of intrastate gathering systems located in our core New York, Ohio and Pennsylvania operating area to which approximately 4,200 natural gas wells were connected. The general partner of Atlas Pipeline Partners is our wholly-owned subsidiary and conducts its operations using our personnel. We own a substantial interest in Atlas Pipeline Partners, as follows:

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•	a combined 2% general partner interest in Atlas Pipeline Partners and its operating partnership;

•	a 37% limited partner interest consisting of 1,641,026 subordinated units, all of which will convert to common units on January 1, 2005 provided certain financial tests are met; and

•	incentive distribution rights entitling us to an increasing share of distributions as target levels are met.

Atlas Pipeline Partners has grown its gathering systems through both extensions to its existing systems to connect to wells drilled for our drilling investment partnerships and acquisitions. Since its formation, Atlas Pipeline Partners has completed two acquisitions of 120 miles of gathering systems. Atlas Pipeline Partners recently entered into a purchase agreement with SEMCO Energy, Inc. (NYSE: SEN) to acquire Alaska Pipeline Company for $95 million. Alaska Pipeline Company is the owner of an intrastate transmission system which delivers natural gas to metropolitan Anchorage.

     We fund our drilling activities through the sponsorship of drilling investment partnerships. Although we have been raising capital through drilling investment partnerships since 1968, the amount of the capital raised through these partnerships has increased substantially since 1998. On a calendar year basis, which is historically the basis of our fund-raising cycle, the amount of capital we have raised has increased from $25.1 million in calendar 1998 to $75.1 million in calendar 2003. We act as the general partner of our sponsored drilling investment partnerships and receive both an interest proportionate to the amount of capital and the value of the properties we contribute, typically 25%, and a carried interest, typically 7%, both of which are subordinated to specified returns to the investor partners. In addition to providing capital for our drilling activities, our drilling investment partnerships are a source of fee-based revenue. We drill all of the partnership wells under “cost plus” contracts for which we are paid the costs of drilling the wells plus a fee equal to 15% of those costs. We also act as well operator and partnership manager, for which we receive specified monthly per well operating and administrative fees.

Business Strategy

     We plan to focus on the following in order to achieve our objectives:

     Grow our Appalachian Basin Reserve Base. We believe that our acreage inventory will enable us to create value by drilling the numerous identified undeveloped locations on our properties and will enable us to continue to identify new potential drilling locations. We have identified over 790 potential drilling locations on our acreage, 355 of which were classified as proved undeveloped locations. We also believe that our continuing business strategy of acquiring undeveloped properties, or companies with significant amounts of undeveloped properties, presents us with additional opportunities for increasing our reserve base. In the past five fiscal years, we have completed three acquisitions of properties consisting of 73,348 gross acres (73,348 net acres) representing approximately 7.3 Bcfe of proved reserves, and the acquisition of Viking Resources with 29,832 gross acres (26,621 net acres) of undeveloped properties and proved reserves of approximately 24.3 Bcfe.

     Finance Growth in Our Drilling Operations by Sponsorship of Drilling Investment Partnerships. We believe we have been one of the most active drillers in the Appalachian Basin during the past three years. We sponsor drilling investment partnerships which we believe provide us with a cost effective means of financing our drilling activities. From January 1, 1999 through December 31, 2003, we have sponsored 10 private and five public drilling investment partnerships, and have increased the annual amount of capital we raised through our drilling investment partnerships by 136%. We intend to continue to finance the growth in our drilling activities through growth in our sponsored drilling investment partnerships.

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     Increase Our Fee-Based Revenues. We receive fees from both the drilling and management of wells for our drilling investment partnerships. We receive a per well fee for drilling a well and, after we complete drilling, monthly per well operating and administrative fees. Through increases in the capital raised by our drilling investment partnerships, the number of net wells we have drilled during the past five fiscal years has increased approximately 94% to 282 net wells in fiscal 2003. We anticipate that we will drill approximately 530 wells in fiscal 2004. We expect that our fee revenues from our drilling and operating agreements with our drilling investment partnerships will increase as the number of wells we drill annually increases and adds to the number of wells we manage.

     Increase Our Distributions from Atlas Pipeline Partners. Since inception of operations in January 2000, Atlas Pipeline Partners has grown by expanding its gathering system to connect to the wells drilled by our drilling investment partnerships, as well as by acquisitions. This growth has resulted in increased distributions to the partners of Atlas Pipeline Partners, including us. Through the increase of wells drilled by our drilling investment partnerships and connected to Atlas Pipeline Partners’ gathering systems, as well as further acquisitions such as the recent agreement to acquire Alaska Pipeline Company, we intend to seek further growth in the distributions made by Atlas Pipeline Partners.

     Maintain Control of Operations. We believe it is important to be the operator of wells in which we or our drilling investment partnerships have an interest because we believe it allows us to obtain operating efficiencies and control costs. We are the operator of approximately 85% of the properties in which we or our drilling investment partnerships had a working interest at September 30, 2003 and have decreased our production costs from $0.99 per Mcfe in fiscal 1999 to $0.84 per Mcfe during fiscal 2003. In fiscal 2004, we will be the operator on substantially all the wells we drill.

Competitive Strengths

     High Quality Reserve Base. Our natural gas properties are located in the Appalachian Basin and are characterized by long-lived reserves, a high success rate in drilling and completing wells, favorable pricing for our production and readily available transportation. Based upon fiscal 2003 production and reserve levels, our proved reserves-to-production ratio, or reserve life, was 18 years. From fiscal 1999 through fiscal 2003, we completed 99% of the wells we have drilled as producers. Moreover, because our production in the Appalachian Basin is near markets in the northeast United States, we generally receive a premium over quoted prices on the NYMEX for the natural gas we produce. This premium has ranged between $0.33 to $0.46 per Mcf during the past three fiscal years.

     Experienced Management Team. We have significant technical, geologic and management experience in our core New York, Ohio and Pennsylvania operating area. Our technical team of 13 geologists and engineers averages 22 years of industry experience, principally in the Appalachian Basin, while our management team averages 19 years of experience. We believe we are one of the most active drillers in our core operating area and, as a result, that we have accumulated extensive geological and geographical knowledge about the area.

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     Leading Sponsor of Natural Gas Drilling Programs. We have sponsored limited and general partnerships to raise funds from investors to finance our development drilling activities since 1968, and we believe that we are one of the leading sponsors of such investment partnerships in the country. We believe that our lengthy associations with many of the broker-dealers that act as placement agents for our drilling investment partnerships provide us with a competitive advantage over entities with similar operations. Over the four-year period from January 1, 2000 to December 31, 2003, 10 broker-dealers raised $150 million, or 71%, of the $212 million we raised from 11 partnership offerings, and of these, eight sold interests in all of our partnership offerings.

     Significant Inventory of Future Drilling Locations. We have over 205,000 gross (190,000 net) undeveloped acres, 99% of which are in the Appalachian Basin and 88% (gross acreage) or 92% (net acreage) of which are in our core operating area. Through December 31, 2003, we have identified over 790 potential drilling locations on our acreage in our core operating area. We believe our inventory of proved undeveloped locations, as well as the significant amounts of our additional undeveloped acreage, will permit us to sustain our projected levels of drilling activities and growth for at least the next four years without additions to our property holdings.

     Our Relationship with Atlas Pipeline Partners. Gathering systems owned by Atlas Pipeline Partners are situated throughout the areas in which we drill, are readily accessible by us, and are connected to major regional and interstate utility pipelines. Because a wholly-owned subsidiary of ours is the general partner of Atlas Pipeline Partners, we control its operations. Our relationship with Atlas Pipeline Partners permits us to have reliable access to the natural gas markets we serve.

Relationship with Resource America

     We are currently owned by a wholly-owned subsidiary of Resource America, Inc. (NASDAQ: REXI). After the completion of this offering, Resource America will own approximately 82.3% of the outstanding shares of our common stock, or 80.2% if the underwriters exercise their over-allotment option.

     Resource America has advised us that it intends to distribute its remaining ownership interest in us to its common stockholders. Resource America expects the distribution to take the form of a spin-off by means of a special dividend to Resource America common stockholders of all of our common stock owned by Resource America. Resource America has advised us that it anticipates that the distribution will occur by the end of 2004. Resource America has sole discretion if and when to complete the distribution and its terms. Resource America does not intend to complete the distribution unless it receives a ruling from the Internal Revenue Service and/or an opinion from its tax counsel as to the tax-free nature of the distribution to Resource America and its stockholders for U.S. federal income tax purposes. The Internal Revenue Service requirements for tax-free distributions of this nature are complex and the Internal Revenue Service has broad discretion, so there is significant uncertainty as to whether Resource America will be able to obtain such a ruling. Because of this uncertainty and the fact that the timing and completion of the distribution is in Resource America’s sole discretion, we cannot assure you that the distribution will occur by the contemplated time or at all. For a discussion of the distribution, see “Risk Factors—Risks Relating to Our Relationship With Resource America” and “Relationship with Resource America.”

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     We believe that our separation from Resource America will enable us to realize the following benefits:

•	Focused energy company. Our separation from Resource America will allow us to focus managerial attention solely on the needs of our business.

•	Direct access to capital markets. As a separate public company, we will have direct access to the capital markets to issue equity or debt securities.

•	Market recognition of the value of our business. As a separate, stand-alone company, we will offer a more focused investment opportunity than that currently presented by a more diversified Resource America. We expect that this will promote a more efficient equity valuation of our company.

•	Increased ability to pursue strategic acquisitions. With the ability to issue our own stock as consideration for an acquisition, we expect to be better positioned to pursue strategic acquisitions to grow our business.

•	Incentives for employees more directly linked to our performance. Our separation from Resource America will enable us to offer our employees incentive compensation more directly linked to the performance of our business. We believe that these incentives will also enhance our ability to attract and retain qualified personnel.

     Before the completion of this offering, we will enter into agreements with Resource America related to the separation of our business operations from Resource America. These agreements will govern various interim and ongoing relationships between us. All of the agreements relating to our separation from Resource America will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Resource America. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Relating to Our Relationship with Resource America” and “Relationship with Resource America.”

Company Information

     We were incorporated in Delaware in September 2000 in order to become a holding company for Resource America’s energy assets and subsidiaries. Our principal executive offices are located at 311 Rouser Road, Moon Township, Pennsylvania. Our telephone number is (412) 262-2830.

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The Offering

Common stock offered	2,300,000 shares; 2,645,000 shares if the underwriters’ over-allotment option is exercised in full.

Shares outstanding after this offering	12,988,333 shares; 13,333,333 shares if the underwriters’ over-allotment option is exercised in full.

Use of proceeds	We expect to use all of the net proceeds from this offering to repay all intercompany indebtedness to Resource America and distribute the balance to Resource America.

Risk factors	An investment in our shares involves risks. Please read “Risk Factors” beginning on page 10 of this prospectus.

Nasdaq symbol	ATLS

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Summary Financial Information

     The following table sets forth summary financial data as of and for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999. We derived the financial data as of September 30, 2003 and 2002 and for the years ended September 30, 2003, 2002 and 2001 from our financial statements, which were audited by Grant Thornton LLP, independent accountants, and are included in this prospectus. We derived the financial data as of September 30, 2001 and 2000 and for the year ended September 30, 2000 from our financial statements, which were audited by Grant Thornton LLP, and are not included in this prospectus. We derived the financial data as of and for the year ended September 30, 1999 from the financial statements of our predecessors for that period, Atlas America, Resource Energy, Inc. and Viking Resources, which, except for those of Viking Resources, were audited by Grant Thornton LLP and are not included in this prospectus. We acquired Viking Resources on August 31, 1999.

	Years ended September 30,

	2003	2002	2001	2000	1999 Predecessors

	(in thousands, except per share data)
Statement of operations data:
Revenues:
Well drilling	$52,879	$55,736	$43,464	$31,869	$32,422
Gas and oil production	38,639	28,916	36,681	25,231	12,233
Well services	7,634	7,585	7,403	6,962	6,120
Transportation	5,901	5,389	5,715	4,770	3,310
Gas marketing	—	—	1,030	1,384	14,181
Other	636	1,670	1,596	1,044	1,326

Total revenues	105,689	99,296	95,889	71,260	69,592
Costs and expenses:
Well drilling	45,982	48,443	36,602	25,806	26,312
Gas and oil production and exploration	8,485	8,264	7,846	8,339	5,366
Well services	3,774	3,747	2,961	2,444	1,378
Transportation	2,444	2,052	2,001	2,842	649
Gas marketing	—	—	1,007	1,195	13,666
Provision for possible losses	—	(117)	263	—	—
General and administrative	6,532	7,074	9,559	7,752	5,887
Depreciation, depletion and amortization	11,595	10,836	10,782	9,781	5,513
Interest	1,961	2,200	1,714	2,898	2,064
Minority interest in Atlas Pipeline Partners	4,439	2,605	4,099	2,058	—

Total costs and expenses	85,212	85,104	76,834	63,115	60,835

Income from continuing operations before income taxes
and cumulative effect of a change in accounting
principle	20,477	14,192	19,055	8,145	8,757
Provision for income taxes	6,757	4,683	6,613	3,300	3,199

Income from continuing operations before cumulative
effect of a change in accounting principle	13,720	9,509	12,442	4,845	5,558
Income (loss) from discontinued operations	192	(1,641)	(1,030)	(673)	—
Cumulative effect of a change in accounting
principle, net of taxes	—	(627)	—	—	—

Net income	$13,912	$7,241	$11,412	$4,172	$5,558
Basic and diluted net income per common share	$139,120	$72,410	$114,120	$41,720	$55,580

Pro forma basic and diluted net income
per common share(1)	$1.30	$.68	$1.07	$.39	$.52

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(1)	Assumes 10,688,333 shares issued and outstanding after giving effect to an increase to our authorized capital stock and a 106,883 to 1 split of our outstanding common stock, which will occur before the completion of this offering.

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	Years ended September 30,

	2003	2002	2001	2000	1999

Operating data:
Net production:
Natural gas (Mmcf)(1)	6,967	7,117	6,343	6,440	4,342
Oil (Mbbls)	160	173	177	196	85
Total (Mmcfe)	7,927	8,154	7,407	7,616	4,853
Average sales price:
Natural gas (per Mcf)(2)	$4.92	$3.56	$5.04	$3.15	$2.37
Oil (per Bbl)	26.91	20.45	25.56	24.50	14.57

Other financial information (in thousands):
Net cash provided by operating activities	$49,174	$5,452	$36,190	$17,157	$15,630
Capital expenditures	$28,029	$21,291	$14,050	$10,935	$11,455
EBITDA (3)	$34,033	$27,228	$31,551	$20,824	$16,334

	As of September 30,

	2003	2002	2001	2000	1999

	(in thousands)
Balance sheet data:

Total assets	$232,388	$192,614	$199,785	$158,503	$155,022

Long-term debt (including current maturities)	$31,194	$49,505	$43,284	$23,506	$45,511

Stockholder’s equity	$87,511	$73,366	$66,347	$54,925	$50,773

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(1)	Excludes sales of residual gas and sales to landowners.

(2)	Our average sales price before the effects of hedging was $5.08, $3.57, $5.13, $3.15 and $2.37 for the years ended 2003, 2002, 2001, 2000 and 1999, respectively.

(3)	See note 3 to “Selected Consolidated Financial Data” for a definition of EBITDA and a reconciliation of EBITDA to our income.

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RISK FACTORS

     You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Relating to Our Business

Natural gas and oil prices are volatile. A substantial decrease in prices would decrease our revenues and the value of our natural gas and oil properties.

     Our future financial condition and results of operations, and the value of our natural gas and oil properties, will depend upon market prices for natural gas and oil. Natural gas and oil prices historically have been volatile and will likely continue to be volatile in the future. Prices for natural gas and oil are dictated by supply and demand. The factors affecting supply include:

•	the availability of pipeline capacity;

•	domestic and foreign governmental regulations and taxes;

•	political instability or armed conflict in oil producing regions or other market uncertainties; and

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices and production controls.

     The factors affecting demand include:

•	weather conditions;

•	the price and availability of alternative fuels;

•	the price and level of foreign imports; and

•	the overall economic environment.

     These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Price fluctuations can materially adversely affect us because:

•	price decreases will reduce our revenues;

•	price decreases may make it more difficult to obtain financing for our drilling and development operations through sponsored drilling investment partnerships, borrowing or otherwise;

•	price decreases may make some reserves uneconomic to produce, reducing our reserves and cash flow; and

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•	price decreases may cause the lenders under our credit facility to reduce our borrowing base because of lower revenues or reserve values, reducing our liquidity and, possibly, requiring mandatory loan repayment.

     Moreover, since Atlas Pipeline Partners’ gathering fees are generally equal to a percentage of either the gross or weighted average sales price of the natural gas it transports, its income, and ability to make distributions to its unitholders, depends upon the prices at which the natural gas it transports is sold. Further, oil and gas prices do not necessarily move in tandem. Because approximately 92% of our proved reserves are currently natural gas reserves, we are more susceptible to movements in natural gas prices.

Drilling wells is highly speculative.

     The amount of recoverable natural gas and oil reserves may vary significantly from well to well. We may drill wells that, while productive, do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The geologic data and technologies available do not allow us to know conclusively before drilling a well that natural gas or oil is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or cancelled as a result of many factors, including:

•	title problems;

•	environmental or other regulatory concerns;

•	costs of, or shortages or delays in the availability of, oil field services;

•	unexpected drilling conditions;

•	unexpected geological conditions;

•	adverse weather conditions; and

•	equipment failures or accidents.

     Adverse results in one or more of our drilling investment partnerships may make it more difficult to finance our drilling operations through sponsorship of future partnerships.

Properties that we acquire may not produce as projected, and we may be unable to identify liabilities associated with the properties or obtain protection from sellers against them.

     Our business strategy includes a continuing acquisition program. The successful acquisition of natural gas and oil properties requires assessment of many factors, which are inherently inexact and may be inaccurate, including the following:

•	future oil and natural gas prices;

•	the amount of recoverable reserves;

•	future operating costs;

•	future development costs;

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•	costs and timing of plugging and abandoning wells; and

•	potential environmental and other liabilities.

Our assessment will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to assess fully their capabilities and deficiencies. With respect to properties on which there is current production, we may not inspect every well, platform or pipeline in the course of our due diligence. Inspections may not reveal structural and environmental problems such as pipeline corrosion or groundwater contamination. We may not be able to obtain or recover on contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

Estimates of proved reserves are uncertain and, as a result, revenues from production may vary significantly from our expectations.

     We base our estimates of our proved natural gas and oil reserves and future net revenues from those reserves upon analyses that rely upon various assumptions, including those required by the Securities and Exchange Commission, as to natural gas and oil prices, taxes, development expenses, capital expenses, operating expenses and availability of funds. Any significant variance in these assumptions could materially affect the estimated quantity of our reserves. As a result, our estimates of our proved natural gas and oil reserves are inherently imprecise. Actual future production, natural gas and oil prices, taxes, development expenses, operating expenses, availability of funds and quantities of recoverable natural gas and oil reserves may vary substantially from our estimates or estimates contained in the reserve reports referred to elsewhere in this prospectus. Our properties also may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, our proved reserves may be revised downward or upward based upon production history, results of future exploration and development, prevailing natural gas and oil prices, governmental regulation and other factors, many of which are beyond our control.

If we cannot replace reserves, our revenues and production will decline.

     Our proved reserves will decline as reserves are produced unless we acquire or lease additional properties containing proved reserves, successfully develop new or existing properties or identify additional formations with primary or secondary reserve opportunities on our properties. If we are not successful in expanding our reserve base, our future natural gas and oil production and drilling activities, the primary source of our energy revenues, will decrease. Our ability to find and acquire additional reserves depends on our generating sufficient cash flow from operations and other sources of capital, principally our sponsored drilling investment partnerships, all of which are subject to the risks discussed elsewhere in this subsection of the prospectus.

If we are unable to acquire assets from others or obtain capital funds through our drilling investment partnerships, our revenues may decline.

     The growth of our energy operations has resulted from both our acquisition of energy companies and assets and from our ability to obtain capital funds through our sponsored drilling investment partnerships. If we are unable to identify acquisitions on acceptable terms, or cannot obtain sufficient capital funds through sponsored drilling investment partnerships, we may be unable to increase or maintain our inventory of properties and reserve base, or be forced to curtail drilling, production or other activities. This would result in a decline in our revenues.

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Changes in tax laws may impair our ability to obtain capital funds through our drilling investment partnerships.

     Under current federal tax laws, there are tax benefits to investing in drilling investment partnerships such as those we sponsor, including deductions for intangible drilling costs and depletion deductions. Changes to federal tax law that reduce or eliminate these benefits may make investment in our drilling investment partnerships less attractive and, thus, reduce our ability to obtain funding from this significant source of capital funds. A recent change to federal tax law that may affect us is the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduced the maximum federal income tax rate on long-term capital gains and qualifying dividends to 15% through 2008. These changes may make investment in our drilling investment partnerships relatively less attractive than investments in assets likely to yield capital gains or qualifying dividends.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to acquire gas and oil properties and companies and to obtain capital.

     We operate in a highly competitive environment for acquiring properties and other natural gas and oil companies and attracting capital through our drilling investment partnerships. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to pay more for natural gas and oil properties and to evaluate, bid for and purchase a greater number of properties than our financial or personnel resources permit. Our competitors for investment capital may have better track records in their programs, lower costs or better connections in the securities industry segment that markets oil and gas investment programs than we do. We may not be able to compete successfully in the future in acquiring prospective reserves and raising additional capital.

We could incur losses from our arrangements for transporting natural gas.

     We pay transportation fees, which are based on gas sales prices, to Atlas Pipeline Partners for natural gas produced by our drilling investment partnerships and certain unaffiliated producers. If gas prices increase substantially, the fees we pay to Atlas Pipeline Partners could exceed the transportation fees paid to us, reimbursements and distributions to us from our general and limited partner interests in Atlas Pipeline Partners, and connection costs and other expenses paid by Atlas Pipeline Partners.

We may be exposed to financial and other liabilities as the general partner in drilling investment partnerships.

We currently serve as the managing general partner of 84 drilling investment partnerships and will be general partner of new drilling investment partnerships that we sponsor. As general partner, we are contingently liable for the obligations of these partnerships to the extent that partnership assets or insurance proceeds are insufficient.

We are subject to complex laws that can affect the cost, manner or feasibility of doing business.

     Exploration, development, production and sale of natural gas and oil are subject to extensive federal, state and local regulation. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

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•	reports concerning operations;

•	the spacing of wells;

•	unitization and pooling of properties; and

•	plugging and abandonment of wells.

     Failure to comply with these laws may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase our costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

     Our natural gas and oil operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities, and concentration of substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas, and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, incurrence of investigatory or remedial obligations, or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on our results of operations, competitive position, or financial condition as well as the industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or if our operations were standard in the industry at the time they were performed. For a discussion of the environmental laws that affect our operations, please see “Business—Environmental and Safety Regulation.”

     Pollution and environmental risks generally are not fully insurable. We may elect to self-insure if we believe that insurance, although available, is excessively costly relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by insurance could reduce our revenues and the value of our assets.

Well blowouts, pipeline ruptures and other operating and environmental problems could result in substantial losses to us.

     Well blowouts, cratering, explosions, uncontrollable flows of natural gas, oil or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks are inherent operating hazards for us. The occurrence of any of those hazards could result in substantial losses to us, including liabilities to third parties or governmental entities for damages resulting from the occurrence of any of those hazards and substantial investigation, litigation and remediation costs.

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We may be required to write-down the carrying value of our proved properties; these write-downs could adversely affect our financial condition.

     We may be required to write-down the carrying value of our natural gas and oil properties when natural gas and oil prices are low. In addition, write-downs may occur if we have:

•	downward adjustments to our estimated proved reserves;

•	increases in our estimates of development costs; or

•	deterioration in our exploration and development results.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

     Shortages or high costs for drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to Our Relationship with Resource America

Our principal stockholder is in a position to affect our ongoing operations, corporate transactions and other matters.

     After giving effect to this offering, our principal stockholder, Resource America, will own approximately 82.3% of our outstanding shares of common stock, or 80.2% if the underwriters exercise their over-allotment option in full. As a result, Resource America will be able to determine the outcome of all corporate actions requiring stockholder approval. For example, Resource America will continue to control decisions with respect to:

•	the election and removal of directors;

•	mergers or other business combinations involving us;

•	future issuances of our common stock or other securities; and

•	amendments to our certificate of incorporation and bylaws.

     Any exercise by Resource America of its control rights may be in its own best interest which may not be in the best interest of our other stockholders and our company. Resource America’s ability to control our company may also make investing in our stock less attractive. These factors in turn may have an adverse affect on the price of our common stock.

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Potential conflicts may arise between us and Resource America that may not be resolved in our favor.

     The relationship between us and Resource America may give rise to conflicts of interest with respect to, among other things, transactions and agreements among us and Resource America, issuances of additional voting securities and the election of directors. When the interests of Resource America diverge from our interests, Resource America may exercise its substantial influence and control over us in favor of its own interests over our interests.

Our intercompany agreements with Resource America are not the result of arm’s-length negotiations.

     We have entered or will enter into agreements with Resource America which will govern various transactions between us and our ongoing relationship following completion of this offering, including registration rights, tax separation and indemnification. All of these agreements were or will be entered into while we are a wholly-owned subsidiary of Resource America, and were or will be negotiated in the overall context of this offering and the proposed distribution by Resource America of its interest in us to its stockholders described in “Relationship with Resource America.” These agreements may have terms and conditions that may be less favorable to us than agreements that we might have negotiated at arm’s-length with independent parties. We and Resource America and its other affiliates may enter into other material transactions and agreements from time to time in the future which also may not be deemed to be independently negotiated.

Our agreements with Resource America may limit our ability to obtain capital or make acquisitions.

     Our business strategy anticipates future acquisitions of natural gas and oil properties and companies. Any acquisition that we undertake could be subject to our ability to access capital from outside sources on acceptable terms through the issuance of our common stock or other securities. However, for the proposed distribution of Resource America’s common stock in us to its stockholders to be tax-free to them, Resource America must, among other things, own at least 80% of all of our voting power at the time of the distribution. Therefore, until such time that Resource America informs us that it will not complete the distribution, which will be in Resource America’s discretion, we will be limited in our ability to issue voting securities, non-voting stock or convertible debt without Resource America’s prior consent, and Resource America may be unwilling to give that consent. In addition, our agreements with Resource America prohibit us from issuing additional stock or making acquisitions that would jeopardize the tax-free status of the distribution. See “Relationship with Resource America—Tax Matters Agreement.”

Our business and your investment in our common stock may be adversely affected if Resource America does not complete the distribution.

     Resource America intends to distribute to its stockholders all of our common stock it owns by the end of 2004. However, Resource America is not obligated to make the distribution at any particular time, or at all, and, as a result, the distribution may not occur at any particular time, or at all. Resource America has advised us that it does not intend to complete the distribution unless it receives a ruling from the Internal Revenue Service and/or an opinion from its tax counsel as to the tax-free nature of the distribution to Resource America and its stockholders for U.S. federal income tax purposes. Because the Internal Revenue Service requirements for tax-free distributions of this nature are complex and the Internal Revenue Service has broad discretion, there is significant uncertainty as to whether Resource America will be able to obtain such a ruling.

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     Unless and until the distribution occurs, we will face the risks discussed in this prospectus relating to Resource America’s control of us and potential conflicts of interest between Resource America and us. If the distribution is delayed or not completed at all, the liquidity of shares of our common stock in the market may be constrained for as long as Resource America continues to hold a significant position in our stock. A lack of liquidity in the market for our common stock may adversely affect our stock price.

Risks Relating to the Offering and Our Common Stock

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.

     Before this offering, Resource America held all of our outstanding common stock and, therefore, there has been no public market for our common stock. An active market for our common stock may not develop or may not be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	liquidity and activity in the market for our common stock;

•	speculation in the press or investment community;

•	sales of our common stock by Resource America or other stockholders;

•	actions by institutional investors or by Resource America before its disposition of our common stock;

•	general market conditions, including fluctuations in and the occurrence of events or trends affecting the price of natural gas and oil; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

     Stock markets in general experience volatility that often is unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

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Provisions in our organizational documents, Delaware law and agreements we will enter into with Resource America could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

     The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, advance notice provisions for director nominations or business to be considered at a stockholder meeting and supermajority voting requirements. In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See “Description of Capital Stock—Preferred Stock” and “Description of Capital Stock—Delaware Anti-Takeover Law and Charter and Bylaw Provisions.” Also, certain terms of the agreements between us and Resource America will have the effect of making it more difficult to effect a change in control of our company. Such terms include the right of Resource America to prohibit transactions having the effect of diluting its ownership interest in us, and the option grant to Resource America to participate in offerings of equity securities by us to the extent necessary to maintain its ownership interest in us. See “Relationship With Resource America—Master Separation and Distribution Agreement” and “—Tax Matters Agreement.”

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets, including by Resource America.

     Sales by Resource America or, if Resource America completes the distribution, sales by its stockholders following the distribution of a substantial number of shares of our common stock in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities. Resource America currently intends to distribute all of its remaining interest in us to its stockholders. We do not know what impact Resource America’s planned or actual divestiture will have on our stock price in the future. See “Shares Eligible for Future Sale.”

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	reserves;

•	properties;

•	financial strategy;

•	realized oil and natural gas prices;

•	production;

•	future operating results; and

•	plans, objectives, expectations and intentions that are not historical.

These statements also include statements regarding the future intentions of Resource America with respect to us or its interest in us.

     All statements, other than statements of historical fact included in this prospectus, regarding strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management or plans and intentions of Resource America are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from our expectations under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us, persons acting on our behalf or, where indicated, Resource America.

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USE OF PROCEEDS

     We estimate that the net proceeds from our sale of 2,300,000 shares of common stock in this offering at an initial public offering price of $15.00 per share, the mid-point of the expected range of offering prices set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $31.5 million and approximately $36.3 million if the underwriters exercise in full their option to purchase 345,000 additional shares. We expect to use the net proceeds to repay all intercompany indebtedness to Resource America and distribute the balance to Resource America in accordance with the master separation and distribution agreement. See “Relationship with Resource America—Master Separation and Distribution Agreement.”

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CAPITALIZATION

     The following table presents our capitalization as of September 30, 2003 on an actual basis and on a pro forma basis giving effect to this offering at a price of $15.00 per share, the mid-point of the expected range of offering prices set forth on the cover page of this prospectus, net of estimated offering expenses and underwriting discounts and commissions, and the distribution, upon completion of the offering, of $31.5 million to Resource America.

     You should read this table in conjunction with our consolidated financial statements included in this prospectus.

	As of September 30, 2003

	Actual		Adjustments		Pro forma	% of total capitalization

	(dollars in thousands)

Cash and cash equivalents	$25,372				$25,372

Advances from parent	$4,498		($4,498	)(2)	—	0.00%
Current portion of long-term debt	56				56	0.05%
Long-term debt	31,138				31,138	25.27%

Total debt	35,692		(4,498)		31,194	25.32%

Stockholders’ equity:
Preferred stock $0.01 par value;
1,000,000 authorized shares	—		—		—	0.00%
Common stock, $0.01 par value, 1,000
authorized shares and 100 shares issued
and outstanding (actual); $0.01 par value,
49,000,000 authorized shares and 12,988,333
shares issued and outstanding (pro forma,
as adjusted)	—		133		133	0.11%
Additional paid-in capital	38,726		31,397	(2)	70,123	56.91%
Retained earnings	48,785	(1)	(27,032	)(2)	21,753	17.66%

Total stockholders’ equity	87,511		—		92,009	74.68%

Total capitalization	$123,203		—		$123,203	100.00%

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(1)	The September 30, 2003 retained earnings do not reflect a dividend of $12.8 million paid to Resource America in November 2003.

(2)	Reflects the distribution of all net proceeds to Resource America in accordance with the master separation and distribution agreement. See “Use of Proceeds” and “Relationship with Resource America.”

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SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected financial data as of and for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999. We derived the financial data as of September 30, 2003 and 2002 and for the years ended September 30, 2003, 2002 and 2001 from our financial statements, which were audited by Grant Thornton LLP, independent accountants, and are included in this prospectus. We derived the financial data as of September 30, 2001 and 2000 and for the year ended September 30, 2000 from our financial statements, which were audited by Grant Thornton LLP, and are not included in this prospectus. We derived the financial data as of and for the year ended September 30, 1999 from the financial statements of our predecessors for that period, Atlas America, Resource Energy and Viking Resources, which, except for those of Viking Resources, were audited by Grant Thornton LLP and are not included in this prospectus. We acquired Viking Resources on August 31, 1999.

	Years ended September 30,

	2003	2002	2001	2000	1999 Predecessors

	(in thousands, except per share data)
Statement of operations data:
Revenues:
Well drilling	$52,879	$55,736	$43,464	$31,869	$32,422
Gas and oil production	38,639	28,916	36,681	25,231	12,233
Well services	7,634	7,585	7,403	6,962	6,120
Transportation	5,901	5,389	5,715	4,770	3,310
Gas marketing	—	—	1,030	1,384	14,181
Other	636	1,670	1,596	1,044	1,326

Total revenues	105,689	99,296	95,889	71,260	69,592
Costs and expenses:
Well drilling	45,982	48,443	36,602	25,806	26,312
Gas and oil production and exploration	8,485	8,264	7,846	8,339	5,366
Well services	3,774	3,747	2,961	2,444	1,378
Transportation	2,444	2,052	2,001	2,842	649
Gas marketing	—	—	1,007	1,195	13,666
Provision for possible losses	—	(117)	263	—	—
General and administrative	6,532	7,074	9,559	7,752	5,887
Depreciation, depletion and amortization	11,595	10,836	10,782	9,781	5,513
Interest	1,961	2,200	1,714	2,898	2,064
Minority interest in Atlas Pipeline Partners	4,439	2,605	4,099	2,058	—

Total costs and expenses	85,212	85,104	76,834	63,115	60,835

Income from continuing operations before
income taxes and cumulative effect of a
change in accounting principle	20,477	14,192	19,055	8,145	8,757
Provision for income taxes	6,757	4,683	6,613	3,300	3,199

Income from continuing operations
before cumulative effect of a change
in accounting principle	13,720	9,509	12,442	4,845	5,558
Income (loss) from discontinued operations	192	(1,641)	(1,030)	(673)	—
Cumulative effect of a change in
accounting principle, net of taxes	—	(627)	—	—	—

Net income	$13,912	$7,241	$11,412	$4,172	$5,558
Basic and diluted net income
per common share	$139,120	$72,410	$114,120	$41,720	$55,580

Pro forma basic and diluted
net income per common share(1)	$1.30	$.68	$1.07	$.39	$.52

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(1)	Assumes 10,688,333 shares issued and outstanding after giving effect to an increase in our authorized capital stock and a 106,883 to 1 split of our outstanding common stock, which will occur before the completion of this offering.

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	Years ended September 30,

	2003	2002	2001	2000	1999

Operating data:
Net production:
Natural gas (Mmcf)(1)	6,967	7,117	6,343	6,440	4,342
Oil (Mbbls)	160	173	177	196	85
Total (Mmcfe)	7,927	8,154	7,407	7,616	4,853
Average sales price:
Natural gas (per Mcf)(2)	$4.92	$3.56	$5.04	$3.15	$2.37
Oil (per Bbl)	26.91	20.45	25.56	24.50	14.57

Other financial information (in thousands):
Net cash provided by operating activities	$49,174	$5,422	$36,190	$17,157	$15,630
Capital expenditures	$28,029	$21,291	$14,050	$10,935	$11,455
EBITDA (3)	$34,033	$27,228	$31,551	$20,824	$16,334

	As of September 30,

	2003	2002	2001	2000	1999

	(in thousands)
Balance sheet data:

Total assets	$232,388	$192,614	$199,785	$158,503	$155,022

Long-term debt (including current maturities)	$31,194	$49,505	$43,284	$23,506	$45,511

Stockholder’s equity	$87,511	$73,366	$66,347	$54,925	$50,773

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(1)	Excludes sales of residual gas and sales to landowners.
(2)	Our average sales price before the effects of hedging was $5.08, $3.57, $5.13, $3.15 and $2.37 for the years ended 2003, 2002, 2001, 2000 and 1999, respectively.
(3)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles in the United States, or GAAP. Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use. The following reconciles EBITDA to our income from continuing operations for each of the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999.

	2003	2002	2001	2000	1999

Income from continuing operations	$13,720	$9,509	$12,442	$4,845	$5,558

Plus interest expense and other debt expenses	1,961	2,200	1,714	2,898	2,064
Plus income taxes	6,757	4,683	6,613	3,300	3,199
Plus depreciation, depletion and amortization	11,595	10,836	10,782	9,781	5,513

EBITDA	$34,033	$27,228	$31,551	$20,824	$16,334

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We were formed in September 2000 to act as the holding company for Resource America’s energy operations, which began in 1968 and were materially expanded by acquisitions in September 1998 and August 1999. During the fiscal years ended September 30, 2003, 2002 and 2001, our energy operations continued to grow as we increased our gross revenues, number of wells drilled, number of wells operated and total reserves. While production generally increased 7% from fiscal 2001 to fiscal 2003, production declined 3% from fiscal 2002 to fiscal 2003 principally due to a timing difference between the completion of a group of wells in fiscal 2003 and the extension of the pipeline system to service them which did not occur until the fourth quarter of fiscal 2003.

     We finance our drilling operations principally through funds raised from investors in our public and private drilling investment partnerships. The funds we raised in fiscal 2003 grew substantially from those we raised in fiscal 2002 and 2001. The $66.1 million raised in fiscal 2003 represented a 60% increase over the $41.1 million raised in fiscal 2002, and a 47% increase over the $44.8 million raised in fiscal 2001. Although the funds we raised in fiscal 2002 were 8% less than those we raised in fiscal 2001, this was principally due to timing differences between the calendar year basis of our fund raising cycle and our September 30 fiscal year-end. On a calendar year basis, we raised $75.1 million in calendar 2003, a 47% increase over the $51.0 million raised in calendar 2002 and 2001.

     Our gross revenues depend, to a significant extent, on the price of natural gas which has fluctuated significantly in the past three fiscal years. We seek to balance this volatility with the more stable net income from our well drilling and well servicing operations which are principally fee-based. Our well drilling operations’ gross margin was $6.9 million, $7.3 million and $6.9 million for fiscal 2003, 2002 and 2001, respectively, while our well services gross margin was $3.9 million, $3.8 million and $4.4 million in fiscal 2003, 2002 and 2001, respectively.

Results of Operations

     The following tables set forth information relating to gas and oil revenues, daily production volumes, average sales prices, production costs as a percentage of natural gas and oil sales, and production costs per Mcfe for our operations during fiscal 2003, 2002 and 2001:

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	Years ended September 30

	2003	2002	2001

Revenues (in thousands):
Gas (1)	$34,276	$25,359	$31,945
Oil	$4,307	$3,533	$4,535

Production volumes:
Gas (Mcf/day) (1)	19,087	19,499	17,377
Oil (Bbls/day)	438	473	486

Average sales prices:
Gas (per Mmcf) (2)	$4.92	$3.56	$5.04
Oil (per Bbl)	$26.91	$20.45	$25.56

Production costs (3):
As a percent of sales	18%	23%	17%
Per Mcfe	$.84	$.82	$.84
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(1)	Excludes sales of residual gas and sales to landowners.
(2)	Our average sales price before the effects of hedging was $5.08, $3.57 and $5.13 for the years ended 2003, 2002 and 2001, respectively.
(3)	Production costs include labor to operate the wells and related equipment, repairs and maintenance, materials and supplies, property taxes, severance taxes, insurance, gathering charges and production overhead.

     Our well drilling revenues and expenses represent the billings and costs associated with the completion of net wells for drilling investment partnerships we sponsored. The following table sets forth information relating to these revenues and costs and expenses during the periods indicated:

	Years ended September 30,

	2003	2002	2001

	(dollars in thousands)
Average drilling revenue per well	$187	$230	$186

Average drilling cost per well(1)	163	200	156

Average drilling gross profit per well	$24	$30	$30

Gross profit margin	$6,898	$7,293	$6,862

Gross margin percent	13%	13%	16%

Wells drilled	282	242	234

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(1)	The amounts shown do not reflect the total cost of a well. The drilling revenue and associated drilling cost reflect that portion of the total drilling cost that is attributed to our investor partners in each investment drilling partnership as specified in the relevant drilling contract.

Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

     Our natural gas revenues were $34.3 million in fiscal 2003, an increase of $8.9 million (35%) from $25.4 million in fiscal 2002. The increase was due to a 38% increase in the average sales price of natural gas partially offset by a 2% decrease in production volumes. The $8.9 million increase in natural gas revenues consisted of $9.7 million attributable to price increases, partially offset by $740,000 attributable to volume decreases. Production volumes decreased because normal production declines in our existing wells were not offset by the new wells we had drilled in Crawford County, Pennsylvania, since those wells could not be brought on line until the extension of our Crawford gathering system had been completed. The Crawford extension was completed in the fourth quarter of fiscal 2003.

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     Our oil revenues were $4.3 million in fiscal 2003, an increase of $774,000 (22%) from $3.5 million in fiscal 2002. The increase resulted from a 32% increase in the average sales price of oil partially offset by a 7% decrease in production volumes. The $774,000 increase in oil revenues consisted of $1.1 million attributable to price increases partially offset by $342,000 attributable to volumes decreases. The decrease in oil volumes is a result of the natural production decline inherent in the life of a well. We did not offset the decline through the addition of new wells, as substantially all of the wells we have drilled during the past several years have targeted natural gas reserves.

     Our well drilling gross margin was $6.9 million in the year ended September 30, 2003, a decrease of $395,000 (5%) from $7.3 million in the year ended September 30, 2002. During the period, our average cost per well decreased because we drilled many of them to a shallower formation and, in certain areas where we have become more active, many of our wells either have not required fracture stimulation or have needed less equipment than wells we have drilled in prior years. Since our drilling contracts are on a “cost plus” basis (typically cost plus 15%), a decrease in our average cost per well also results in a decrease in our average revenue per well. On the other hand, the decrease in our average cost per well allowed us to drill more wells with the funds available. In addition, it should be noted that “Liabilities associated with drilling contracts” includes $14.1 million of funds raised in our drilling investment partnerships in fiscal 2003 that had not been applied to drill wells as of September 30, 2003 due to the timing of drilling operations, and thus had not been recognized as well drilling revenues. We expect to recognize this amount as income in fiscal 2004. Because we raised $40.0 million in the first quarter of fiscal 2004 alone, we anticipate drilling revenues and related costs to be substantially higher than in fiscal 2003.

     Our transportation revenues, which are derived from arrangements with the drilling investment partnerships we sponsor, increased $512,000 (10%) in fiscal 2003 to $5.9 million from $5.4 million in fiscal 2002. The increase was a result of a 6% increase in natural gas volumes transported by Atlas Pipeline Partners and an increase in the average prices received for the natural gas transported, upon which the fees chargeable under a portion of our transportation arrangements are based, in fiscal 2003 as compared to fiscal 2002.

     Our transportation expenses increased 19% in the year ended September 30, 2003, as compared to the similar prior year period. This increase resulted from an increase in compressor expenses due to the addition of more compressors and increased compressor lease rates. Compressors were added to increase the transportation capacity of our gathering systems.

     Our average production costs increased from $.82 per Mcf in fiscal 2002 to $.84 Mcf in fiscal 2003 because of a decrease in our production volumes.

     Our exploration costs were $1.7 million in the year ended September 30, 2003, an increase of $144,000 (9%) from the year ended September 30, 2002. The increase in the year ended September 30, 2003 as compared to the prior period was attributable to expenditures for lease costs of $275,000 which were charged to operations upon our decision to discontinue drilling on certain leases.

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     Our general and administrative expenses were $6.5 million in fiscal 2003, a decrease of $542,000 (8%) from $7.1 million in fiscal 2002. These expenses include, among other things, salaries and benefits not allocated to a specific energy activity, costs of running our energy corporate office, partnership syndication activities and outside services. These expenses were partially offset by reimbursements we received for costs we incurred in our partnership management and drilling activities, resulting from an increase in the number of wells we drilled and managed during the year as compared to the prior year. Reimbursements received by us related to our drilling activities increased $470,000 in year ended September 30, 2003 as compared to the year ended September 30, 2002. In addition, we more closely allocated direct costs associated with our other energy activities to those activities, thereby reducing non-direct expenses.

     Depletion of oil and gas properties as a percentage of oil and gas revenues was 21% in fiscal 2003 compared to 26% in fiscal 2002. The variance from period to period is directly attributable to changes in our oil and gas reserve quantities, product prices and changes in the depletable cost basis of oil and gas. Higher gas and oil prices caused depletion as a percentage of oil and gas revenues to decrease in fiscal 2003 as compared to fiscal 2002.

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

     Our natural gas revenues were $25.4 million in fiscal 2002, a decrease of $6.6 million (21%) from $31.9 million in fiscal 2001. The decrease was due to a 29% decrease in the average sales price of natural gas partially offset by a 12% increase in production volumes. The $6.6 million decrease in gas revenues consisted of $9.3 million attributable to price decreases, partially offset by $2.7 million attributable to volume increases. Natural gas volume increases resulted from new wells drilled for our partnerships, partially offset by the natural production decline inherent in the life of a well.

     Our oil revenues were $3.5 million in fiscal 2002, a decrease of $1.0 million (22%) from $4.5 million in fiscal 2001. The decrease resulted from a 20% decrease in the average sales price of oil and a 3% decrease in production volumes. The $1.0 million decrease in oil revenues consisted of $906,000 attributable to price decreases, and $96,000 attributable to volume decreases. The decrease in oil volumes is a result of the natural production decline inherent in the life of a well. This decline was not offset by new wells added, as the majority of the wells we have drilled during the past several years targeted gas reserves.

     Our well drilling gross margin was $7.3 million in fiscal 2002, an increase of $431,000 (6%) from $6.9 million in fiscal 2001 due to an increase in the number of wells drilled ($241,000) and the gross profit per well ($190,000), during fiscal 2002 as compared to fiscal 2001. Both the average revenue and cost per well, which are affected by changes in oil and gas prices and competition for drilling equipment and services, increased $44,000 in fiscal 2002 as compared to fiscal 2001. Demand for drilling equipment and services increased in the fiscal year ended September 30, 2002 as compared to fiscal 2001 as a result of increases in the prices obtainable for natural gas in fiscal 2001, resulting in an increase in the cost to us of obtaining such equipment and services. In fiscal 2002, we changed the structure of our drilling contracts to a cost-plus basis from a turnkey basis. Cost-plus contracts protect us in an inflationary environment while limiting our profit margin.

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     Our well services revenues increased $182,000 (2%) in fiscal 2002 to $7.6 million as compared to $7.4 million in fiscal 2001 primarily as a result of an increase in fee income due to an increase in the number of wells we operate. Our well service expenses were $3.7 million in fiscal 2002, an increase of $786,000 (27%) from $3.0 million in fiscal 2001. The increase in fiscal 2002 resulted from a closer allocation of direct costs associated with our well services activities.

     Our transportation revenues, which derive from arrangements with the drilling investment partnerships we sponsor, decreased $326,000 (6%) in fiscal 2002 to $5.4 million from $5.7 million in fiscal 2001. The decrease was a result of a decrease in the average prices received for natural gas transported by our pipelines because a portion of our transportation contracts are based on the price of the gas transported.

     We sold our gas marketing operation in fiscal 2000, and while we maintained a small in-house gas marketing operation in 2001, we reduced our activities in this area to an immaterial amount in fiscal 2002.

     While we reduced our average production cost from $.84 per Mcf in fiscal 2001 to $.82 per Mcf in fiscal 2002, our production costs increased $508,000 (8%) to $6.7 million in fiscal 2002 from $6.2 million in fiscal 2001 as a result of an increase in the number of wells in which we have an interest and transportation expenses associated with the increased volumes we produced to our interest.

     Our general and administrative expenses were $7.1 million in fiscal 2002, a decrease of $2.5 million (26%) from $9.6 million in fiscal 2001. These expenses include, among other things, salaries and benefits not allocated to a specific energy activity, costs of running our energy corporate office, partnership syndication activities and outside services. These expenses were partially offset by fees we earned from our partnership management activities, resulting from an increase in the number of wells drilled and managed during the year as compared to the prior year. In addition, we more closely allocated direct costs associated with our other energy activities to those activities, thereby reducing non-direct expenses.

     Depletion of oil and gas properties as a percentage of oil and gas revenues was 26% in fiscal 2002 compared to 17% in fiscal 2001. The variance from period to period is directly attributable to changes in our oil and gas reserve quantities, product prices and changes in the depletable cost basis of oil and gas. Lower gas prices caused depletion as a percentage of oil and gas revenues to increase in fiscal 2002 as compared to fiscal 2001.

Other Revenues, Costs and Expenses

Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

     Our other revenue was $636,000 in fiscal 2003, a decrease of $1.0 million (62%) as compared to $1.7 million in fiscal 2002. Interest income decreased $466,000 (68%) to $220,000 in fiscal 2003 from $686,000 in fiscal 2002. This decrease was the result of a decrease in funds invested as well as in the interest rates earned on those funds. In addition, gains associated with the sale of gas and oil assets decreased $397,000 (97%) to $14,000 in fiscal 2003 from $411,000 in fiscal 2002. This decrease was the result of the sale in fiscal 2002 of certain gas and oil assets which were not located within the Appalachian Basin and thus did not fit our business model. No such sales occurred in fiscal 2003.

     Our provision for possible losses was $0 in fiscal 2003 as compared to a recovery of $117,000 in fiscal 2002. This was a result of a recovery of $117,000 of a receivable previously written off due to the bankruptcy filing of a customer. No provision for possible losses was required in fiscal 2003.

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     Our interest expense was $2.0 million in fiscal 2003, a decrease of $239,000 (11%) from $2.2 million in fiscal 2002. This decrease resulted primarily from decreases in short-term interest rates and decreases in outstanding borrowings in fiscal 2003 as compared to fiscal 2002.

     We own 39% of the partnership interests in Atlas Pipeline Partners through both our general partner interest and the subordinated units we received at the closing of Atlas Pipeline Partners’ initial public offering. During the year ended September 30, 2003, our ownership interest in Atlas Pipeline Partners decreased from 51% to 39% as the result of the completion by Atlas Pipeline Partners of an offering of its common units. Because we control the operations of Atlas Pipeline Partners, we include it in our consolidated financial statements and show the ownership by the public as a minority interest. The minority interest in Atlas Pipeline Partners’ earnings was $4.4 million for the year ended September 30, 2003, as compared to $2.6 million for the year ended September 30, 2002, an increase of $1.8 million (70%). This increase was the result of an increase in Atlas Pipeline Partners’ net income, principally caused by increases in transportation volumes and rates received, and the increase in the percentage interest of public unitholders. Atlas Pipeline Partners’ transportation rates vary, to a significant extent, with the prices of natural gas which, on average, were higher in fiscal 2003 than fiscal 2002.

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

     Our provision for possible losses was a recovery of $117,000 in fiscal 2002 as compared to a charge of $263,000 in fiscal 2001. This was a result of a recovery of $117,000 in fiscal 2002 of $263,000 written off in fiscal 2001 due to the bankruptcy of a customer.

     Our interest expense was $2.2 million in fiscal 2002, an increase of $486,000 (28%) from $1.7 million in fiscal 2001. This increase resulted primarily from increases in outstanding borrowings in fiscal 2002 as compared to fiscal 2001.

     In fiscal 2002 and 2001, we owned 51% of the partnership interest in Atlas Pipeline Partners through both our general partner interest and the subordinated units we received at the closing of Atlas Pipeline Partners’ initial public offering. The minority interest in Atlas Pipeline Partners is the interest of Atlas Pipeline Partners’ public unitholders. Because we owned more than 50% of Atlas Pipeline Partners, we included it in our consolidated financial statements for fiscal 2002 and 2001 and showed the ownership by the public as a minority interest. The minority interest in Atlas Pipeline Partners earnings was $2.6 million for the year ended September 30, 2002, as compared to $4.1 million for the year ended September 30, 2001, a decrease of $1.5 million (36%). This decrease was the result of a decrease in Atlas Pipeline Partners’ net income, principally caused by decreases in transportation fees received. These fees vary with the prices of natural gas, which on average were lower in fiscal 2002 than fiscal 2001.

     Our effective tax rate decreased to 33% in fiscal 2002 as compared to 35% in fiscal 2001 as a result of differences between book and taxable income related to permanently non-deductible goodwill amortization and an increase in 2002 in statutory depletion, which were partially offset by an increase in 2002 in state income taxes.

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Discontinued Operations

     In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” our decision in fiscal 2002 to dispose of Optiron Corporation, our former energy technology subsidiary, resulted in the presentation of Optiron as a discontinued operation for the three years ended September 30, 2003. We had held a 50% equity interest in Optiron; as a result of the disposition, we currently hold a 10% equity interest.

     The plan of disposal required Optiron to pay us 10% of Optiron's revenues if they exceeded $2.0 million in the 12-month period following the closing of the transaction. As a result, Optiron became obligated to pay us $295,000. The payment is due in March 2004.

Liquidity and Capital Resources

     We fund our exploration and production operations from a combination of cash generated by operations, capital raised through drilling investment partnerships and, if required, use of our credit facility. We fund our transportation operations, which are conducted through Atlas Pipeline Partners, through a combination of cash generated by operations, Atlas Pipeline Partners’ credit facility and, in fiscal 2003, the sale of Atlas Pipeline Partners’ common units.

     During the past three fiscal years, the principal capital requirements for our exploration and production operations have been to fund our investment in our drilling investment partnerships and, in fiscal 2001, an acquisition of natural gas properties. We funded these requirements out of cash generated by operations, using our credit facility to bridge timing differences between cash needed for investment and cash generated by operations. We obtained an increase in our borrowing base under our credit facility to $54.2 million in fiscal 2003, of which $22.9 million was available at September 30, 2003. For a description of our credit facility, see “Business―Credit Facilities.”

     The principal capital requirements for our transportation operations during the past three fiscal years have been for pipeline extensions, additional compression, maintenance expenses, quarterly distributions to Atlas Pipeline Partners’ unitholders and debt service. These requirements principally have been met from cash generated by operations and borrowings under its credit facility. In May 2003, Atlas Pipeline Partners obtained $25.2 million of additional capital through a sale of its common units and used $8.5 million of that capital to pay down existing debt. As a result, at September 30, 2003, Atlas Pipeline Partners had credit availability under its credit facility of the full $20 million stated amount. The balance of the funds from the offering, $16.7 million, will be applied to Atlas Pipeline Partners’ capital expenditures and expansions.

     In September 2003, Atlas Pipeline Partners agreed to acquire Alaska Pipeline Company. We describe this transaction and its effects on our liquidity in “―Pending Acquisition.”

     Our liquidity is affected by national, regional and local economic trends and uncertainties as well as trends and uncertainties more particular to us, including natural gas prices, interest rates and our ability to raise funds through our sponsorship of drilling investment partnerships. While the current favorable natural gas pricing and interest rate environments have been positive contributors to our liquidity, there are numerous risks and uncertainties involved. We describe factors affecting our liquidity in “―Results of Operations,” “―Changes in Prices and Inflation,” “―Contractual Obligations and Commercial Commitments” and describe risks and uncertainties in “―Quantitative and Qualitative Disclosures about Market Risk―Interest Rate Risk” and “Risk Factors.”

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Pending Acquisition

     As described in note 12 to our consolidated financial statements, Atlas Pipeline Partners has agreed to acquire Alaska Pipeline Company for $95 million. The acquiring entity will be a special purpose vehicle, or SPV, created by Atlas Pipeline Partners. Atlas Pipeline Partners anticipates that expenses in connection with the transaction will be approximately $4 million. The acquisition is contingent upon the satisfaction of certain conditions, principally the approval of the transaction by the Regulatory Commission of Alaska and the expiration of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act. The Hart-Scott-Rodino waiting period terminated in January 2004. If, as we believe will be the case, Atlas Pipeline Partners obtains the approval of the Regulatory Commission of Alaska and consummates the transaction, it intends to fund the acquisition price and expenses as follows:

•	Atlas Pipeline Partners will invest $24.4 million in common equity of the SPV. It will fund this investment by borrowing all of the $20 million available under its existing credit facility and through $4.4 million of advances from us.

•	Friedman, Billings, Ramsey Group, Inc. has committed to make a $25 million preferred equity investment in the SPV, which will be jointly owned by FBR and Atlas Pipeline Partners.

•	The SPV has received a commitment for a $50 million credit facility to be administered by Wachovia Bank, National Association. It will borrow $50 million under this facility.

     All of this funding will be consolidated in our financial statements as indebtedness. Atlas Pipeline Partners may seek to replace or repay the funding from FBR and some portion of either or both of the Wachovia Bank credit facilities with equity capital obtained through an offering of Atlas Pipeline Partners' common units. If Atlas Pipeline Partners determines not to make an offering of common units or seek other alternative financing, the debt and preferred equity financings will remain in place. Although the continuation of these financings may reduce the amount of cash from operations that would otherwise be available from Atlas Pipeline Partners’ operations, we believe that our remaining sources of liquidity and capital resources would be more than sufficient to meet our operational needs.

Changes in Prices and Inflation

     Our revenues, the value of our assets, our ability to obtain bank loans or additional capital on attractive terms and our ability to finance our drilling activities through drilling investment partnerships have been and will continue to be affected by changes in oil and gas prices. Natural gas and oil prices are subject to significant fluctuations that are beyond our ability to control or predict. During fiscal 2003, we received an average of $4.92 per Mcf of natural gas and $26.91 per Bbl of oil as compared to $3.56 per Mcf and $20.45 per Bbl in fiscal 2002 and $5.04 per Mcf and $25.56 per Bbl in fiscal 2001.

     Although certain of our costs and expenses are affected by general inflation, inflation has not normally had a significant effect on us. However, inflationary trends may occur if the price of natural gas were to increase since such an increase may increase the demand for acreage and for energy equipment and services, thereby increasing the costs of acquiring or obtaining such equipment and services.

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Environmental Regulation

     To date, compliance with environmental laws and regulations has not had a material impact on our capital expenditures, earnings or competitive position. We cannot assure you that compliance with environmental laws and regulations will not, in the future, materially adversely affect our operations through increased costs of doing business or restrictions on the manner in which we conduct our operations.

Contractual Obligations and Commercial Commitments

     The following table sets forth our obligations and commitments as of September 30, 2003.

		Payments due by period (in thousands)

Contractual cash obligations:	Total	Less than 1 year	1 – 3 Years		4 – 5 Years		After 5 years

Long-term debt	$31,194	$56		$31,113		$25	$	―
Secured revolving credit facilities	―	―		―		―		―
Operating lease obligations	1,211	572		607		32		―
Capital lease obligations	―	―		―		―		―
Unconditional purchase obligations	―	―		―		―		―

Other long-term obligations	―	―		―		―		―

Total contractual cash obligations	$32,405	$628		$31,720		$57	$	―

		Payments due by period (in thousands)

Other commercial commitments:	Total	Less than 1 year	1 – 3 Years		4 – 5 Years		After 5 years

Standby letters of credit	$1,275	$1,275	$	―	$	―	$	―
Guarantees	―	―		―		―		―
Standby replacement commitments	―	―		―		―		―

Other commercial commitments	―	―		―		―		―

Total commercial commitments	$1,275	$1,275	$	―	$	―	$	―

Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, costs and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, deferred tax assets and liabilities, goodwill and identifiable intangible assets, and certain accrued liabilities. We base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We have identified the following policies as critical to our business operations and the understanding of our results of operations.

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     Accounts Receivable and Allowance for Possible Losses. We engage in credit extension, monitoring, and collection. In evaluating our allowance for possible losses, we perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to many of our energy customers. At September 30, 2003, our credit evaluation indicated that we have no need for an allowance for possible losses for our oil and gas receivables.

     Reserve Estimates. Our estimates of proved natural gas and oil reserves and future net revenues from them are based upon reserve analyses that rely upon various assumptions, including those required by the SEC, as to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Any significant variance in these assumptions could materially affect the estimated quantity of our reserves. As a result, our estimates of our proved natural gas and oil reserves are inherently imprecise. Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves may vary substantially from our estimates or estimates contained in the reserve reports and may affect our ability to pay amounts due under our credit facilities or cause a reduction in our energy credit facilities. In addition, our proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing natural gas and oil prices, mechanical difficulties, governmental regulation and other factors, many of which are beyond our control.

     Impairment of Oil and Gas Properties. We review our producing oil and gas properties for impairment on an annual basis and whenever events and circumstances indicate a decline in the recoverability of their carrying values. We estimate the expected future cash flows from our oil and gas properties and compare such future cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and gas properties to their fair value in the current period. The factors used to determine fair value include, but are not limited to, estimates of reserves, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Because of the complexities associated with oil and gas reserve estimates and the history of price volatility in the oil and gas markets, events may arise that will require us to record an impairment of our oil and gas properties. Any such impairment may affect or cause a reduction in our energy credit facilities.

     Dismantlement, Restoration, Reclamation and Abandonment Costs. On an annual basis, we estimate the costs of future dismantlement, restoration, reclamation and abandonment of our natural gas and oil-producing properties. We also estimate the salvage value of equipment recoverable upon abandonment. On October 1, 2002 we adopted SFAS 143, as discussed in note 2 to our consolidated financial statements. As of September 30, 2002 and 2001, our estimate of salvage values was greater than or equal to our estimate of the costs of future dismantlement, restoration, reclamation and abandonment. A decrease in salvage values or an increase in dismantlement, restoration, reclamation and abandonment costs from those we have estimated, or changes in our estimates or costs, could reduce our gross profit from energy operations.

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     Goodwill and Other Long-Lived Assets. As of January 1, 2002, the accounting for goodwill has changed; in prior years, goodwill was amortized. As of January 1, 2002, goodwill and other intangibles with an indefinite useful life are no longer amortized, but instead are assessed for impairment at least annually. We have recorded goodwill of $37.5 million in connection with several acquisitions of assets. In assessing impairment of goodwill, we use estimates and assumptions in estimating the fair value of reporting units. If under these estimates and assumptions we determine that the fair value of a reporting unit has been reduced, the reduction can result in an “impairment” of goodwill. However, future results could differ from the estimates and assumptions we use. Events or circumstances which might lead to an indication of impairment of goodwill would include, but might not be limited to, prolonged decreases in expectations of long-term well servicing and/or drilling activity or rates brought about by prolonged decreases in natural gas or oil prices, changes in government regulation of the natural gas and oil industry or other events which could affect the level of activity of exploration and production companies.

     In assessing impairment of long-lived assets other than goodwill, where there has been a change in circumstances indicating that the carrying amount of a long-lived asset may not be recoverable, we have estimated future undiscounted net cash flows from the use of the asset based on actual historical results and expectations about future economic circumstances, including natural gas and oil prices and operating costs. Our estimate of future net cash flows from the use of an asset could change if actual prices and costs differ due to industry conditions or other factors affecting our performance.

     Intangible Assets. In connection with a review of the financial statements of Resource America by the staff of the SEC, we have been made aware that an issue has arisen within the industry regarding the application of provisions of Statement of Financial Accounting Standards No. 141, “Business Combinations,” and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” to companies in the extractive industries, including gas and oil companies. The issue is whether SFAS No. 142 requires companies to reclassify costs associated with mineral rights, including both proved and unproved leasehold acquisition costs, as intangible assets in the balance sheet, apart from other capitalized gas and oil property costs. Historically, we and other gas and oil companies have included the cost of these gas and oil leasehold interests as part of gas and oil properties. Also under consideration is whether SFAS No. 142 requires companies to provide the additional disclosures prescribed by SFAS No. 142 for intangible assets for costs associated with mineral rights.

     If it is ultimately determined that SFAS No. 142 requires us to reclassify costs associated with mineral rights from property and equipment to intangible assets, the amounts that would be reclassified would be immaterial to our financial position. The reclassification of these amounts would not affect the method in which such costs are amortized or the manner in which we assess impairment of capitalized costs. As a result, our cash flows and results of operations would not be affected by the reclassification.

Quantitative and Qualitative Disclosures About Market Risk

     Interest Rate Risk. At September 30, 2003, the amount outstanding under our credit facility had decreased to $31.0 million from $43.7 million at September 30, 2002. The weighted average interest rate for this facility decreased from 3.86% at September 30, 2002 to 2.90% at September 30, 2003 due to a decrease in market index rates used to calculate the facility’s interest rates. Holding all other variables constant, if interest rates hypothetically increased or decreased by 10%, our net income would change by approximately $61,000.

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     Commodity Price Risk. Our major market risk exposure in commodities is fluctuating prices for our natural gas and oil production. Realized pricing is primarily driven by the prevailing worldwide prices for crude oil and spot market prices applicable to United States natural gas production. Pricing for natural gas and oil production has been volatile and unpredictable for many years. To limit our exposure to changing natural gas prices, we use hedges. Through our hedges, we seek to provide a measure of stability in the volatile environment of natural gas prices. Our risk management objective is to lock in a range of pricing for expected production volumes.

     We do not hold or issue derivative instruments for trading purposes. Historically, we have entered into financial hedging activities for a portion of our projected natural gas production. We recognize gains and losses from the settlement of these hedges in gas revenues when the associated production occurs. The gains and losses realized as a result of hedging are substantially offset in the market when we deliver the associated natural gas. We determine gains or losses on open and closed hedging transactions as the difference between the contract price and a reference price, generally closing prices on NYMEX. Net losses relating to these hedging contracts in fiscal 2003, 2002 and 2001 were $1.1 million, $59,000 and $599,000, respectively. We had no open hedge transactions in place as of September 30, 2003.

     In addition, FirstEnergy Solutions and other third party marketers to which we sell gas, also use financial hedges to hedge their pricing exposure and make price hedging opportunities available to us. These transactions are similar to NYMEX-based futures contracts, swaps and options, but also require firm delivery of the hedged quantity. Thus, we limit these arrangements to much smaller quantities than those projected to be available at any delivery point. For the fiscal year ending September 30, 2004, we estimate in excess of 50% of our produced natural gas volumes will be sold in this manner, leaving our remaining production to be sold at contract prices in the month produced or at spot market prices. We also negotiate with certain purchasers for delivery of a portion of natural gas we will produce for the upcoming twelve months. The prices under most of our gas sales contracts are negotiated on an annual basis and are index-based. Considering those volumes already designated for the fiscal year ending September 30, 2004, and current indices, a theoretical 10% upward or downward change in the price of natural gas would result in approximately a 5% change in our projected natural gas revenues.

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BUSINESS

General

     We are an independent energy company engaged in the development, production and transportation of natural gas and, to a lesser extent, oil in the Appalachian Basin. Our objective is to increase stockholder value by:

•	expanding our reserve base through developmental drilling primarily funded by growth in our sponsorship of drilling investment partnerships;

•	increasing our fee-based revenue through the management of our drilling investment partnerships and the wells we drill for them; and

•	increasing our distributions from our general and limited partner interests and incentive distribution rights in Atlas Pipeline Partners, L.P.

     We have been involved in the energy industry since 1968. We began to expand our operations at the end of fiscal 1998 when we acquired The Atlas Group, an energy finance and production company located in Pittsburgh, Pennsylvania. Since fiscal 1998, we have achieved consistent growth in our reserve base through developmental drilling activities, acquisitions of properties and, in 1999, the acquisition of Viking Resources, a North Canton, Ohio exploration and production company. From October 1, 1998 through September 30, 2003, proved reserves net to our interest grew from 93.3 Bcfe to 144.4 Bcfe, and the PV-10 value of these reserves grew from $49.2 million to $191.4 million. During the same period, proved reserves we manage for our drilling investment partnerships grew from 142.0 Bcfe to 187.8 Bcfe, and the PV-10 value of these reserves grew from $97.6 million to $273.5 million. As of September 30, 2003, we had an acreage position of approximately 431,000 gross (379,000 net) acres, of which 205,000 gross (190,000 net) acres were undeveloped. We have also achieved substantial growth in our drilling activities. The number of net wells we have drilled increased from 145 wells in fiscal 1999 to 282 wells in fiscal 2003. We expect that we will drill approximately 530 wells in fiscal 2004. Of the 1,111 wells we drilled in the past five fiscal years, we have completed approximately 99% as producing.

     We conduct our natural gas transportation operations through Atlas Pipeline Partners, whose common units are publicly traded (AMEX: APL). As of September 30, 2003, Atlas Pipeline Partners owned approximately 1,400 miles of intrastate gathering systems located in our core New York, Ohio and Pennsylvania operating area to which approximately 4,200 natural gas wells were connected. The general partner of Atlas Pipeline Partners is our wholly-owned subsidiary and conducts its operations using our personnel. We own a substantial interest in Atlas Pipeline Partners, as follows:

•	a combined 2% general partner interest in Atlas Pipeline Partners and its operating partnership;

•	a 37% limited partner interest consisting of 1,641,026 subordinated units, all of which will convert to common units on January 1, 2005 provided certain financial tests are met; and

•	incentive distribution rights entitling us to an increasing share of distributions as target levels are met.

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Atlas Pipeline Partners has grown its gathering systems through both extensions to its existing systems to connect to wells drilled for our drilling investment partnerships and from acquisitions. Since its formation, Atlas Pipeline Partners has completed two acquisitions of 120 miles of gathering systems. Atlas Pipeline Partners recently entered into a purchase agreement with SEMCO Energy (NYSE: SEN) to acquire Alaska Pipeline Company for $95 million. Alaska Pipeline Company is the owner of an intrastate transmission system which delivers natural gas to metropolitan Anchorage.

     We fund our drilling activities through the sponsorship of drilling investment partnerships. Although we have been raising capital through drilling investment partnerships since 1968, the amount of the capital raised through these partnerships has increased substantially since 1998. On a calendar year basis, which is historically the basis of our fund-raising cycle, the amount of capital we have raised has increased from $25.1 million in calendar 1998 to $75.1 million in calendar 2003. We act as the general partner of our sponsored drilling investment partnerships and receive both an interest proportionate to the amount of capital and the value of the properties we contribute, typically 25%, and a carried interest, typically 7%, both of which are subordinated to specified returns to the investor partners. In addition to providing capital for our drilling activities, our drilling investment partnerships are a source of fee-based revenue. We drill all of the partnership wells under “cost plus” contracts for which we are paid the costs of drilling the wells plus a fee equal to 15% of those costs. We also act as well operator and partnership manager, for which we receive specified monthly per well operating and administrative fees.

Business Strategy

     We plan to focus on the following in order to achieve our objectives:

     Grow our Appalachian Basin Reserve Base. We believe that our acreage inventory will enable us to create value by drilling the numerous identified undeveloped locations on our properties and will enable us to continue to identify new potential drilling locations. We have identified over 790 potential drilling locations on our acreage, 355 of which were classified as proved undeveloped locations. We also believe that our continuing business strategy of acquiring undeveloped properties, or companies with significant amounts of undeveloped properties, presents us with additional opportunities for increasing our reserve base. In the past five fiscal years, we have completed three acquisitions of properties consisting of 73,348 gross acres (73,348 net acres) representing approximately 7.3 Bcfe of proved reserves, and the acquisition of Viking Resources with 29,832 gross acres (26,621 net acres) of undeveloped properties and proved reserves of approximately 24.3 Bcfe.

     Finance Growth in Our Drilling Operations by Sponsorship of Drilling Investment Partnerships. We believe we have been one of the most active drillers in the Appalachian Basin during the past three years. We sponsor drilling investment partnerships which we believe provide us with a cost effective means of financing our drilling activities. From January 1, 1999 through December 31, 2003, we have sponsored ten private and five public drilling investment partnerships, and have increased the annual amount of capital we raised through our drilling investment partnerships by 136%. We intend to continue to finance the growth in our drilling activities through growth in our sponsored drilling investment partnerships.

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     Increase Our Fee-Based Revenues. We receive fees from both the drilling and management of wells for our drilling investment partnerships. We receive a per well fee for drilling a well and, after we complete drilling, monthly per well operating and administrative fees. Through increases in the capital raised by our drilling investment partnerships, the number of net wells we have drilled during the past five fiscal years has increased approximately 94% to 282 net wells in fiscal 2003. We anticipate that we will drill approximately 530 wells in fiscal 2004. We expect that our fee revenues from our drilling and operating agreements with our drilling investment partnerships will increase as the number of wells we drill annually increases and adds to the number of wells we manage.

     Increase Our Distributions from Atlas Pipeline Partners. Since inception of operations in January 2000, Atlas Pipeline Partners has grown by expanding its gathering system to connect to the wells drilled by our drilling investment partnerships, as well as by acquisitions. This growth has resulted in increased distributions to the partners of Atlas Pipeline Partners, including us. Through the increase of wells drilled by our drilling investment partnerships and connected to Atlas Pipeline Partners’ gathering systems, as well as further acquisitions such as the recent agreement to acquire Alaska Pipeline Company, we intend to seek further growth in the distributions made by Atlas Pipeline Partners.

     Maintain Control of Operations. We believe it is important to be the operator of wells in which we or our drilling investment partnerships have an interest because we believe it allows us to obtain operating efficiencies and control costs. We are the operator of approximately 85% of the properties in which we or our drilling investment partnerships had a working interest at September 30, 2003 and have decreased our production costs from $0.99 per Mcfe in fiscal 1999 to $0.84 per Mcfe during fiscal 2003. In fiscal 2004, we will be the operator on substantially all the wells we drill.

Competitive Strengths

     High Quality Reserve Base. Our natural gas properties are located in the Appalachian Basin and are characterized by long-lived reserves, a high success rate in drilling and completing wells, favorable pricing for our production and readily available transportation. Based upon fiscal 2003 production and reserve levels, our proved reserves-to-production ratio, or reserve life, was 18 years. From fiscal 1999 through fiscal 2003, we completed 99% of the wells we have drilled as producers. Moreover, because our production in the Appalachian Basin is near markets in the northeast United States, we generally receive a premium over quoted prices on the NYMEX for the natural gas we produce. This premium has ranged between $0.33 to $0.46 per Mcf during the past three fiscal years.

     Experienced Management Team. We have significant technical, geologic and management experience in our core New York, Ohio and Pennsylvania operating area. Our technical team of 13 geologists and engineers averages 22 years of industry experience, principally in the Appalachian Basin, while our management team averages 19 years of experience. We believe we are one of the most active drillers in our core operating area and, as a result, that we have accumulated extensive geological and geographical knowledge about the area.

     Leading Sponsor of Natural Gas Drilling Programs. We have sponsored limited and general partnerships to raise funds from investors to finance our development drilling activities since 1968, and we believe that we are one of the leading sponsors of such investment partnerships in the country. We believe that our lengthy associations with many of the broker-dealers that act as placement agents for our drilling investment partnerships provides us with a competitive advantage over entities with similar operations. Over the four-year period from January 1, 2000 to December 31, 2003, 10 broker-dealers raised $150 million, or 71%, of the $212 million we raised from 11 partnership offerings, and of these, eight sold interests in all of our partnership offerings.

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     Significant Inventory of Future Drilling Locations. We have over 205,000 gross (190,000 net) undeveloped acres, 99% of which are in the Appalachian Basin and 88% (gross acreage) or 92% (net acreage) of which are in our core operating area. Through December 31, 2003, we have identified over 790 potential drilling locations on our acreage in our core operating area. We believe our inventory of proved undeveloped locations, as well as the significant amounts of our additional undeveloped acreage, will permit us to sustain our projected levels of drilling activities and growth for at least the next four years without additions to our property holdings.

     Our Relationship with Atlas Pipeline Partners. Gathering systems owned by Atlas Pipeline Partners are situated throughout the areas in which we drill, are readily accessible by us, and are connected to major regional and interstate utility pipelines. Because a wholly-owned subsidiary of ours is the general partner of Atlas Pipeline Partners, we control its operations. Our relationship with Atlas Pipeline Partners permits us to have reliable access to the natural gas markets we serve.

Appalachian Basin Overview

     The Appalachian Basin includes the states of Kentucky, Maryland, New York, Ohio, Pennsylvania, Virginia, West Virginia and Tennessee. It is the most mature oil and gas producing region in the United States, having established the first oil production in 1859. In addition, the Appalachian Basin is strategically located near the energy-consuming regions of the mid-Atlantic and northeastern United States which has historically resulted in Appalachian producers selling their natural gas at a premium to the benchmark price for natural gas on the NYMEX.

     According to the Energy Information Administration, a branch of the U.S. Department of Energy, in 2002 there were 22.8 Tcf of natural gas consumed in the United States which represented approximately 23.9% of the total energy used. The Appalachian Basin accounted for approximately 3.1% of total 2002 domestic natural gas production, or 603 Bcf. At December 31, 2001, there were approximately 137,000 gas wells in the Appalachian Basin which represented approximately 37.3% of the total number of gas wells in the United States. Of those wells, we and our drilling investment partnerships own interests in approximately 5,600 wells, 85% of which we operate.

     Furthermore, according to the Advance Summary 2002 Annual Report published in October 2003 by the Energy Information Administration, Office of Oil and Gas, the Appalachian Basin holds 10.6 Tcf of economically recoverable reserves, representing approximately 5.7% of total domestic reserves as of December 31, 2002. The raised forecast in August 2003 of World Oil magazine predicted that approximately 5,060 gas wells would be drilled in the Appalachian Basin during 2003, representing approximately 17.1% of the total number of wells to be drilled in the United States, and that the average depth of those wells would be approximately 3,200 feet, compared to an estimated average depth of 5,100 feet for nationwide drilling efforts in 2003. The American Petroleum Institute has reported that in recent years the drilling success rate in the Appalachian basin has exceeded 90%. Our success rates have averaged in excess of 95% over the past 15 years.

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Production

     The following table sets forth the quantities of our natural gas and oil production, average sales prices and average production costs per equivalent unit of production for the periods indicated.

	Production		Average sales price		Average production costs per

Fiscal year	Oil (Bbls)	Gas (Mcf)	per Bbl	per Mcf (1)	Mcfe(2)

2003	160,048	6,966,899	$26.91	$4.92	$0.84
2002	172,750	7,117,276	$20.45	$3.56	$0.82
2001	177,437	6,342,667	$25.56	$5.04	$0.84

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(1)	Our average sales price before the effects of hedging was $5.08, $3.57 and $5.13 for the fiscal years ending in 2003, 2002 and 2001, respectively.

(2)	Production costs include labor to operate the wells and related equipment, repairs and maintenance, materials and supplies, property taxes, severance taxes, insurance, gathering charges and production overhead.

Productive Wells

     The following table sets forth information as of September 30, 2003 regarding productive natural gas and oil wells in which we have a working interest:

	Number of productive wells

	Gross (1)	Net (1)

Oil wells	331	272
Gas wells	4,324	2,338

Total	4,655	2,610

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(1)	Includes our interest in wells owned by 84 drilling investment partnerships for which we serve as general partner and various joint ventures. Does not include our royalty or overriding interests in 619 other wells that we do not operate.

Developed and Undeveloped Acreage

     The following table sets forth information about our developed and undeveloped natural gas and oil acreage as of September 30, 2003. The information in this table includes our equity interest in acreage owned by drilling investment partnerships sponsored by us.

	Developed acreage		Undeveloped acreage

	Gross	Net	Gross	Net

Arkansas	2,560	403	—	—
Kansas	160	20	—	—
Kentucky	924	462	12,106	6,053
Louisiana	1,819	206	—	—
Mississippi	40	3	—	—
Montana	—	—	2,650	2,650
New York	20,236	15,417	12,004	12,004
North Dakota	639	96	—	—
Ohio	115,709	96,600	41,498	37,989
Oklahoma	4,323	468	—	—
Pennsylvania	73,784	73,701	126,277	126,277
Texas	4,520	329	—	—
West Virginia	1,078	539	10,806	5,403
Wyoming	—	—	80	80

	225,792	188,244	205,421	190,456

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     The leases for our developed acreage generally have terms that extend for the life of the wells, while the leases on our undeveloped acreage have terms that vary from less than one year to five years. We paid rentals of approximately $386,300 in fiscal 2003 to maintain our leases.

     We believe that we hold good and indefeasible title to our producing properties, in accordance with standards generally accepted in the natural gas industry, subject to exceptions stated in the opinions of counsel employed by us in the various areas in which we conduct our activities. We do not believe that these exceptions detract substantially from our use of any property. As is customary in the natural gas industry, we conduct only a perfunctory title examination at the time we acquire a property. Before we commence drilling operations, we conduct an extensive title examination and we perform curative work on defects that we deem significant. We have obtained title examinations for substantially all of our managed producing properties. No single property represents a material portion of our holdings.

     Our properties are subject to royalty, overriding royalty and other outstanding interests customary in the industry. Our properties are also subject to burdens such as liens incident to operating agreements, taxes, development obligations under natural gas and oil leases, farm-out arrangements and other encumbrances, easements and restrictions. We do not believe that any of these burdens will materially interfere with our use of our properties.

Drilling Activity

     The following table sets forth information with respect to the number of wells on which we have completed drilling during the periods indicated, regardless of when drilling was initiated.

	Development wells				Exploratory wells

	Productive		Dry		Productive		Dry

Fiscal year	Gross	Net(1)	Gross	Net(1)	Gross	Net(1)	Gross	Net(1)

2003	295.0	92.9	1.33		—	—	—	—
2002	246.0	78.7	6	2.00	—	—	—	—
2001	256.0	76.6	1.27		—	—	1.0	.18

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(1)	Includes only our interest in the wells and not those of the other partners in our drilling investment partnerships.

Financing Our Drilling Activities

     We derive a substantial portion of our capital resources for drilling operations from our sponsored drilling investment partnerships. Accordingly, the amount of development activities we undertake depends upon our ability to obtain investor subscriptions to the partnerships. During fiscal 2003, 2002 and 2001 our drilling investment partnerships invested $68.6 million, $75.5 million and $55.1 million, respectively, in drilling and completing wells, of which we contributed $15.7 million, $19.7 million and $14.3 million, respectively.

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     We generally structure our drilling investment partnership so that, upon formation of a partnership, we contribute leaseholds to it, enter into a drilling and well operating agreement with it and become its general or managing partner. As general partner, we typically receive an interest in the partnership’s net revenues proportionate to our contributed capital, including the costs of leases contributed, plus a 7% carried interest. Our interests in partnerships formed during the past three fiscal years generally range from 25% to 27% plus the 7% carried interest, a portion of which we subordinate to a preferred return to our partnership investors for the first five years of distributions. We also receive monthly operating fees of $275 per well, $187 net of our interest, and monthly administrative fees of $75 per well, $51 net of our interest.

Natural Gas and Oil Reserves

     The following tables summarize information regarding our estimated proved natural gas and oil reserves as of the dates indicated. All of our reserves are located in the United States. We base our estimates relating to our proved natural gas and oil reserves and future net revenues of natural gas and oil reserves upon reports prepared by Wright & Company, Inc. In accordance with SEC guidelines, we make the standardized and PV-10 estimates of future net cash flows from proved reserves using natural gas and oil sales prices in effect as of the dates of the estimates which are held constant throughout the life of the properties. We based our estimates of proved reserves upon the following weighted average prices:

	Years ended September 30,

	2003	2002	2001

Natural gas (per Mcf)	$4.96	$3.80	$3.81
Oil (per Bbl)	$26.00	$26.76	$19.60

     Reserve estimates are imprecise and may change as additional information becomes available. Furthermore, estimates of natural gas and oil reserves, of necessity, are projections based on engineering data. There are uncertainties inherent in the interpretation of this data as well as the projection of future rates of production and the timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve reports of other engineers might differ from the reports of our consultants, Wright & Company. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of this estimate. Future prices received from the sale of natural gas and oil may be different from those estimated by Wright & Company in preparing its reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, the reserves set forth in the following tables ultimately may not be produced and the proved undeveloped reserves may not be developed within the periods anticipated. You should not construe the estimated PV-10 values as representative of the fair market value of our proved natural gas and oil properties. PV-10 values are based upon projected cash inflows, which do not provide for changes in natural gas and oil prices or for escalation of expenses and capital costs. The meaningfulness of these estimates depends upon the accuracy of the assumptions upon which they were based.

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     We evaluate natural gas reserves at constant temperature and pressure. A change in either of these factors can affect the measurement of natural gas reserves. We deduct operating costs, development costs and production-related and ad valorem taxes in arriving at the estimated future cash flows. We make no provision for income taxes, and base the estimates on operating methods and conditions prevailing as of the dates indicated. We cannot assure you that these estimates are accurate predictions of future net cash flows from natural gas and oil reserves or their present value. For additional information concerning our natural gas and oil reserves and estimates of future net revenues, see note 14 to our consolidated financial statements.

	Proved natural gas and oil reserves at September 30,

	2003	2002	2001

Natural gas reserves (Mmcf):
Proved developed reserves	87,760	83,996	80,249
Proved undeveloped reserves	45,533	39,226	37,868

Total proved reserves of natural gas	133,293	123,222	118,117

Oil reserves (Mbbl):
Proved developed reserves	1,825	1,846	1,735
Proved undeveloped reserves	30	32	66

Total proved reserves of oil	1,855	1,878	1,801

Total proved reserves (Mmcfe)	144,423	134,490	128,923

Standardized measure of discounted future cash flows
(in thousands)	$144,335	$104,126	$98,712

PV-10 estimate of cash flows of proved reserves (thousands):
Proved developed reserves	$164,617	$120,260	$109,288
Proved undeveloped reserves	26,802	12,209	17,971

Total PV-10 estimate	$191,419	$132,469	$127,259

Natural Gas Sales

     We have a natural gas supply agreement with FirstEnergy Solutions Corp. for a 10-year term which began on April 1, 1999. Subject to certain exceptions, FirstEnergy Solutions has a last right of refusal to buy all of the natural gas produced and delivered by us and our affiliates, including our drilling investment partnerships, at certain delivery points with the facilities of:

•	East Ohio Gas Company, National Fuel Gas Distribution, Columbia of Ohio, and Peoples Natural Gas Company, which are local distribution companies; and

•	National Fuel Gas Supply, Columbia Gas Transmission Corporation, Tennessee Gas Pipeline Company, and Texas Eastern Transmission Company, which are interstate pipelines.

FirstEnergy Solutions is the marketing affiliate of FirstEnergy Corp. (NYSE: FE), a large regional electric utility based in Akron, Ohio. FirstEnergy Corp. has provided a guaranty of the monetary obligations of FirstEnergy Solutions of an amount up to $15 million until March 31, 2005, which will continue on a monthly basis thereafter unless terminated on 30 days notice.

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     The majority of our and our drilling investment partnerships’ natural gas is subject to the agreement with FirstEnergy Solutions, with the following exceptions:

•	natural gas we sell to Warren Consolidated, an industrial end-user and direct delivery customer;

•	natural gas that at the time of the agreement was already dedicated for the life of the well to another buyer;

•	natural gas that is produced by a company which was not an affiliate of ours at the time of the agreement;

•	natural gas sold through interconnects established subsequent to the agreement;

•	natural gas that is delivered to interstate pipelines or local distribution companies other than those described above; and

•	natural gas that is produced from well(s) operated by a third-party or subject to an agreement under which a third-party was to arrange for the gathering and sale of the natural gas.

Based on the most recent monthly production data available to us as of January 31, 2004, we anticipate that we and our affiliates, including our drilling investment partnerships, will sell approximately 56% of our natural gas production under the FirstEnergy Solutions agreement. The agreement also permits us to implement gas price hedges through FirstEnergy Solutions, as described below under “—Natural Gas Hedging.”

     The agreement established an indexed price formula for each of the delivery points during an initial period of one or two years, and requires the parties to negotiate a new pricing arrangement at each delivery point for subsequent periods. If, at the end of any applicable period, the parties cannot agree to a new price for any delivery point, then we may solicit offers from third-parties to buy the natural gas for that delivery point. If FirstEnergy Solutions does not match this price, then we may sell the natural gas to the third-party. This process is repeated at the end of each contract period which is usually one year. In order to hedge our gas prices over a longer period of time, we recently agreed upon prices with FirstEnergy Solutions that will be effective through March 2005. We will market the remainder of our natural gas, which is primarily located in the Fayette County area, primarily to Colonial Energy, Inc. and UGI Energy Services, and possibly others.

     Our pricing arrangements with FirstEnergy Solutions and the other third-parties are tied to the NYMEX monthly futures contract price, which is reported daily in the Wall Street Journal. The total price received for gas is a combination of the monthly NYMEX futures price plus a negotiated fixed premium.

     The agreement with FirstEnergy Solutions may be suspended for force majeure, which means generally such things as an act of God, fire, storm, flood, and explosion, but also includes the permanent closing of the factories of Carbide Graphite or Duferco Farrell Corporation during the term of FirstEnergy Solutions’ agreements to sell natural gas to them. If these factories were closed, however, we believe that FirstEnergy Solutions would be able to find alternative purchasers and would not invoke the force majeure clause.

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     We expect that natural gas produced from wells drilled in areas of the Appalachian Basin other than described above will be primarily tied to the spot market price and supplied to:

•	gas marketers;

•	local distribution companies;

•	industrial or other end-users; and/or

•	companies generating electricity.

Crude Oil Sales

     Crude oil produced from our wells flows directly into storage tanks where it is picked up by the oil company, a common carrier, or pipeline companies acting for the oil company which is purchasing the crude oil. Unlike natural gas, crude oil does not present any transportation problem. We anticipate selling any oil produced by our wells to regional oil refining companies at the prevailing spot market price for Appalachian crude oil in spot sales.

Dismantlement, Restoration, Reclamation and Abandonment Costs

     When we determine that a well is no longer capable of producing natural gas or oil in economic quantities, we must dismantle the well and restore and reclaim the surrounding area before we can abandon the well. We contract these operations to independent service providers to whom we pay a fee, currently averaging approximately $7,700 per well. The contractor will also salvage the equipment on the well, which we then sell in the used equipment market. Our proceeds from the sales of salvaged equipment currently range between $6,900 and $11,000 per well. Under the partnership agreements of our drilling investment partnerships, which own substantially all of our wells, we are allocated abandonment costs in proportion to our partnership interest (generally between 27% and 34%) and are allocated between 66% and 100% of the salvage proceeds. As a consequence, we generally receive revenues from salvaged equipment at least equal to, and typically exceeding, our share of the related costs. See note 2 of our consolidated financial statements, “Asset Retirement Obligations.”

Natural Gas Hedging

     Pricing for gas and oil production has been volatile and unpredictable for many years. To limit exposure to changing natural gas prices, from time to time we use hedges. Through our hedges, we seek to provide a measure of stability in the volatile environment of natural gas prices. These hedges may include purchases of regulated NYMEX futures and options contracts and non-regulated over-the-counter futures contracts with qualified counterparties. The futures contracts are commitments to purchase or sell natural gas at future dates and generally cover one-month periods for up to 24 months in the future. To assure that the financial instruments will be used solely for hedging price risks and not for speculative purposes, we have a committee to assure that all financial trading is done in compliance with our hedging policies and procedures. We do not intend to contract for positions that we cannot offset with actual production.

     FirstEnergy Solutions and other third-party marketers to which we sell gas, such as Colonial Energy, Inc. and UGI Energy Services, also use NYMEX-based financial instruments to hedge their pricing exposure and make price hedging opportunities available to us. These transactions, while providing us protection similar to NYMEX-based futures contracts, swaps and options, are not deemed hedges for accounting purposes because they require firm delivery of natural gas. Thus, we limit these arrangements to much smaller quantities than those projected to be available at any delivery point. The price paid by FirstEnergy Solutions, Colonial Energy, Inc., UGI Energy Services, and any other third-party marketers for certain volumes of natural gas sold under these sales agreements may be significantly different from the underlying monthly spot market value.

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     The portion of natural gas that we hedge and the manner in which it is hedged (e.g., fixed pricing, floor and/or floor price with a cap, which we refer to as costless collar) changes from time to time. As of January 31, 2004, our overall price hedging position for the future months ending December 31, 2004 was approximately as follows:

•	45.1% was hedged with a fixed price;

•	13.6% was hedged with a floor price and/or costless collar price; and

•	41.3% was not hedged and was subject to market based pricing.

We implemented approximately 79% of these hedges through FirstEnergy Solutions. For information concerning our natural gas hedging, see “Management's Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures about Market Risk–Commodity Price Risk.”

Pipeline Operations

     We conduct our natural gas transportation operations through Atlas Pipeline Partners. At September 30, 2003, Atlas Pipeline Partners owned approximately 1,400 miles of intrastate gathering systems located in eastern Ohio, western New York and western Pennsylvania, to which approximately 4,200 natural gas wells were connected. Atlas Pipeline Partners’ gathering systems had an average daily throughput of 52.7 Mmcf , 49.7 Mmcf and 45.1 Mmcf of natural gas in fiscal 2003, 2002 and 2001, respectively. We also directly own approximately 200 miles of natural gas gathering systems in Ohio and Pennsylvania, whose throughputs are not material.

     Atlas Pipeline Partners GP, our indirect wholly owned subsidiary, is the general partner of Atlas Pipeline Partners. On a consolidated basis, it has a 2% interest in Atlas Pipeline Partners. In addition, as of September 30, 2003, we owned 1,641,026 subordinated units of Atlas Pipeline Partners, constituting a 37% interest in it. Atlas Pipeline Partners GP manages the activities of Atlas Pipeline Partners using Atlas America, Inc. personnel who act as its officers and employees.

     Our subordinated units in Atlas Pipeline Partners are a special class of interest under which our right to receive distributions is subordinated to those of the publicly-held common units. The subordination period is scheduled to expire on January 1, 2005 unless certain financial tests specified in the partnership agreement are not met. We expect that these tests will be met. Upon expiration of the subordination period, our subordinated units will convert to an equal number of common units.

     As general partner, we have the right to receive incentive distributions if Atlas Pipeline Partners meets or exceeds its minimum quarterly distribution obligations to the common and subordinated units. The incentive distributions are as follows:

•	of the first $0.10 per unit available for distribution in excess of the $0.42 minimum quarterly distribution, 85% goes to all unit holders (including to us as a subordinated unit holder) and 15% goes to us as a general partner;

•	of the next $0.08 per unit available for distribution, 75% goes to all unit holders and 25% goes to us as a general partner, and

•	after that, 50% goes to all unit holders and 50% goes to us as a general partner.

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     We have agreements with Atlas Pipeline Partners that require us to do the following:

•	Pay gathering fees to Atlas Pipeline Partners for natural gas gathered by the gathering systems equal to the greater of $0.35 per Mcf ($0.40 per Mcf in certain instances) or 16% of the gross sales price of the natural gas transported. For the years ended September 30, 2003, 2002 and 2001, these gathering fees averaged $0.75, $0.57 and $0.81 per Mcf, respectively. The cost to us of paying these fees is partially offset by the transportation fees paid to us by our drilling investment partnerships and reimbursements and distributions to us from Atlas Pipeline Partners.

•	Connect wells owned or controlled by us that are within specified distances of Atlas Pipeline Partners’ gathering systems to those gathering systems.

•	Provide stand-by construction financing to Atlas Pipeline Partners, at its request, for gathering system extensions and additions, to a maximum of $1.5 million per year, until 2005. We have not been required to provide any construction financing under this agreement since Atlas Pipeline Partners’ inception.

     We believe that we comply with all the requirements of these agreements.

     On September 16, 2003, Atlas Pipeline Partners entered into an agreement to acquire the Alaska Pipeline Company for $95 million. We describe the proposed acquisition in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Pending Acquisition.” At closing, the seller will enter into gas transportation agreements that will require the seller to pay Alaska Pipeline Company a minimum monthly capacity reservation fee of $943,000 plus $0.075 per Mcf of gas transported for 10 years. These agreements also require the seller to provide operational, maintenance and administrative services for five years for $334,000 per month during the first three years, subject to inflation-based adjustments in the fourth and fifth contract years.

Availability of Oil Field Services

     We contract for drilling rigs and purchase goods and services necessary for the drilling and completion of wells from a number of drillers and suppliers, none of which supplies a significant portion of our annual needs. During fiscal 2003, we faced no shortage of these goods and services. We cannot predict the duration of the current supply and demand situation for drilling rigs and other goods and services with any certainty due to numerous factors affecting the energy industry and the demand for natural gas and oil.

Other Properties

     We own a 24,000 square foot office building in Pittsburgh, Pennsylvania, a 17,000 square foot field office and warehouse facility in Jackson Center, Pennsylvania and a field office in Deerfield, Ohio. We lease one 1,400 square foot field office in Ohio under a lease expiring in 2009 and one 3,100 square foot field office in Pennsylvania under a lease expiring in 2005. In addition, we lease other field offices in Ohio and New York on a month-to-month basis. We also rent 9,300 square feet of office space in Uniontown, Ohio under a lease expiring in February 2006. We anticipate that we will enter into subleases with Resource America for the office space we currently use in Philadelphia and New York City.

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Major Customers

During fiscal 2003, 2002 and 2001, gas sales to FirstEnergy Solutions accounted for 18%, 16% and 17%, respectively, of our total consolidated revenues.

Competition

     The energy industry is intensely competitive in all of its aspects. Competition arises not only from numerous domestic and foreign sources of natural gas and oil but also from other industries that supply alternative sources of energy. Competition is intense for the acquisition of leases considered favorable for the development of natural gas and oil in commercial quantities. Product availability and price are the principal means of competition in selling oil and natural gas. Many of our competitors possess greater financial and other resources than ours which may enable them to identify and acquire desirable properties and market their natural gas and oil production more effectively than we do. While it is impossible for us to accurately determine our comparative industry position, we do not consider our operations to be a significant factor in the industry. Moreover, we also compete with a number of other companies that offer interests in drilling investment partnerships. As a result, competition for investment capital to fund drilling investment partnerships is intense.

Markets

     The availability of a ready market for natural gas and oil produced by us, and the price obtained, depends upon numerous factors beyond our control, as described in “Risk Factors―Risks Relating to Our Business.” During fiscal 2003, 2002 and 2001, we experienced no problems in selling our natural gas and oil, although prices have varied significantly during and after those periods.

Governmental Regulation

     Regulation of Production. The production of natural gas and oil is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum allowable rates of production from oil and natural gas wells, the regulation of well spacing, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of natural gas and oil that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

     The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

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     Regulation of Transportation and Sale of Natural Gas. While natural gas pipelines generally are subject to regulation by the Federal Energy Regulatory Commission, or FERC, under the Natural Gas Act of 1938, because Atlas Pipeline Partners' individual gathering systems perform primarily a gathering function, as opposed to the transportation of natural gas in interstate commerce, Atlas Pipeline Partners believes that it is not subject to regulation under the Natural Gas Act. However, Atlas Pipeline Partners delivers a significant portion of the natural gas it transports to interstate pipelines subject to FERC regulation. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act. The Decontrol Act removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

     Since 1985, the FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. The FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, the FERC issued Order No. 636 and a series of related orders to implement its open access policies. As a result of the Order No. 636 program, the marketing and pricing of natural gas have been significantly altered. The interstate pipelines’ traditional role as wholesalers of natural gas has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although the FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

     In 2000, the FERC issued Order No. 637 and subsequent orders, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 revised the FERC’s pricing policy by waiving price ceilings for short-term released capacity for a two-year experimental period, and effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. Most pipelines’ tariff filings to implement the requirements of Order No. 637 have been accepted by the FERC and placed into effect. While most major aspects of Order No. 637 have been upheld on judicial review, certain issues such as capacity segmentation and right of first refusal were remanded to the FERC for further action. The FERC recently issued an order affirming Order No. 637. We cannot predict what action the FERC will take on these matters in the future, or whether the affected parties will seek, or the FERC’s actions will survive, further judicial review.

     Intrastate natural gas transportation is subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as regulation by a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that we will not be affected in any way that materially differs from the effects on our competitors.

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     Environmental and Safety Regulation. Under the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Oil Pollution Act of 1990, the Clean Air Act, and other federal and state laws relating to the environment, owners and operators of wells producing natural gas or oil, and pipelines, can be liable for fines, penalties and clean-up costs for pollution caused by the wells or the pipelines. Moreover, the owners’ or operators’ liability can extend to pollution costs from situations that occurred prior to their acquisition of the assets. Natural gas pipelines are also subject to safety regulation under the Natural Gas Pipeline Safety Act of 1968 and the Pipeline Safety Act of 1992 which, among other things, dictate the type of pipeline, quality of pipeline, depth, methods of welding and other construction-related standards. State public utility regulators in New York, Ohio and Pennsylvania have either adopted federal standards or promulgated their own safety requirements consistent with the federal regulations.

     We do not anticipate that we will be required in the near future to expend amounts that are material in relation to our revenues by reason of environmental laws and regulations, but since these laws and regulations change frequently, we cannot predict the ultimate cost of compliance. We cannot assure you that more stringent laws and regulations protecting the environment will not be adopted or that we will not otherwise incur material expenses in connection with environmental laws and regulations in the future.

Credit Facilities

     We have a $75 million credit facility administered by Wachovia Bank. The revolving credit facility is guaranteed by our subsidiaries. Credit availability, which is principally based on the value of our assets, was $54.2 million at September 30, 2003. Up to $10 million of the borrowings under the facility may be in the form of standby letters of credit. Borrowings under the facility are secured by our assets, including the stock of our subsidiaries but not our interests in Atlas Pipeline Partners and its general partner. At September 30, 2003, $31 million was outstanding under this facility.

     Loans under the facility bear interest at one of the following two rates, at the borrower’s election:

•	the base rate plus the applicable margin; or

•	the adjusted LIBOR plus the applicable margin.

     The base rate for any day equals the higher of the federal funds rate plus ½% of 1% or the Wachovia Bank prime rate. Adjusted LIBOR is LIBOR divided by 1.00 minus the percentage prescribed by the Federal Reserve Board for determining the reserve requirement for euro currency funding. The applicable margin is as follows:

•	where utilization of the borrowing base is equal to or less than 50%, the applicable margin is 0.25% for base rate loans and 1.75% for LIBOR loans;

•	where utilization of the borrowing base is greater than 50%, but equal to or less than 75%, the applicable margin is 0.50% for base rate loans and 2.00% for LIBOR loans; and

•	where utilization of the borrowing base is greater than 75%, the applicable margin is 0.75% for base rate loans and 2.25% for LIBOR loans.

     At September 30, 2003, borrowings under the Wachovia credit facility bore interest at rates ranging from 2.88% to 2.90%.

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     The Wachovia credit facility requires us to maintain a specified net worth and specified ratios of current assets to current liabilities and debt to EBITDA, and requires us to maintain a specified interest coverage ratio. In addition, the facility limits sales, leases or transfers of assets and the incurrence of additional indebtedness. The facility limits the dividends payable by us to 50% of our cumulative net income from April 1, 2002 to the date of determination plus $5 million. As of December 31, 2003, we would be permitted to pay dividends of $2.4 million under these restrictions. In addition, we are permitted to repay intercompany debt to Resource America only up to the amount of Resource America's federal income tax liability attributable to us and accrued interest on Resource America's senior notes. The facility terminates in July 2005, when all outstanding borrowings must be repaid. We are currently negotiating with Wachovia to extend this facility through 2007 and to increase the borrowing base. We anticipate that the restrictions on payment of dividends will be revised to permit us to dividend the net proceeds of this offering to Resource America.

     Atlas Pipeline Partners has a $20 million revolving credit facility administered by Wachovia Bank. Up to $3 million of the facility may be used for standby letters of credit. Borrowings under the facility are secured by a lien on all the property of Atlas Pipeline Partners’ assets, including its subsidiaries. The facility has a term ending in December 2005 and bears interest, at Atlas Pipeline Partners’ election, at the base rate plus the applicable margin or the euro rate plus the applicable margin.

     As used in the facility agreement, the base rate is the higher of:

•	Wachovia Bank’s prime rate or

•	the sum of the federal funds rate plus 50 basis points.

The euro rate is the average of specified LIBORs divided by 1.00 minus the percentage prescribed by the Federal Reserve Board for determining the reserve requirement for euro currency funding. The applicable margin varies with Atlas Pipeline Partners’ leverage ratio from between 150 to 250 basis points, for the euro rate option, or 0 to 50 basis points, for the base rate option. Draws under any letter of credit bear interest as specified under the first bullet point above. The credit facility requires Atlas Pipeline Partners to maintain a specified net worth, ratio of debt to tangible assets and an interest coverage ratio. In addition, the facility limits sales, leases or transfers of assets, incurrence of other indebtedness and guarantees, and certain investments. As of September 30, 2003, no amounts were outstanding under this facility. Atlas Pipeline Partners expects that it will draw the full amount of this facility as part of its financing of its acquisition of Alaska Pipeline Company.

Employees

     As of September 30, 2003, we employed 208 persons.

Legal Proceedings

     One of our subsidiaries, Resource Energy, Inc., together with Resource America, is a defendant in a proposed class action originally filed in February 2000 in the New York Supreme Court, Chautauqua County, by individuals, putatively on their own behalf and on behalf of similarly situated individuals, who leased property to us. The complaint alleges that we are not paying landowners the proper amount of royalty revenues derived from the natural gas produced from the wells on leased property. The complaint seeks damages in an unspecified amount for the alleged difference between the amount of royalties actually paid and the amount of royalties that allegedly should have been paid. We believe the complaint is without merit and are defending ourselves vigorously.

     We are also a party to various routine legal proceedings arising out of the ordinary course of our business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or operations.

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MANAGEMENT

Executive Officers and Directors

     The following table sets forth information regarding our executive officers and directors as of February 9, 2004:

Name	Age	Position

Edward E. Cohen	65	Chairman, Chief Executive Officer and President
Frank P. Carolas	44	Executive Vice President
Freddie M. Kotek	47	Executive Vice President and Chief Financial Officer
Jeffrey C. Simmons	45	Executive Vice President
Michael L. Staines	54	Executive Vice President and Secretary
Nancy J. McGurk	47	Senior Vice President and Chief Accounting Officer
Jonathan Z. Cohen	32	Vice Chairman
Carlton M. Arrendell	42	Director
William R. Bagnell	41	Director
Donald W. Delson	53	Director
Nicholas DiNubile	51	Director
Dennis A. Holtz	63	Director

     Edward E. Cohen has been the Chairman of our board of directors and our Chief Executive Officer and President since our formation in 2000. He has been Chairman of the board of directors of Resource America since 1990 and Chief Executive Officer of Resource America since 1988 and was President of Resource America from 2000 until 2003. In addition, Mr. Cohen has been Chairman of the managing board of Atlas Pipeline Partners GP since its formation in 1999, a director of TRM Corporation (a publicly-traded consumer services company) since 1998 and Chairman of the Board of Brandywine Construction & Management, Inc. (a property management company) since 1994. Mr. Cohen intends to resign as Chief Executive Officer at Resource America upon the completion of this offering, but he will remain a director of Resource America. Mr. Cohen is the father of Jonathan Z. Cohen.

     Frank P. Carolas has been an Executive Vice President since 2001 and served as a director from 2002 until 2004. Mr. Carolas has been a Vice President of Resource America, and Executive Vice President–Land and Geology and a director of Atlas Resources, since 2001. Mr. Carolas is a certified petroleum geologist and has been employed by Atlas Resources and its affiliates since 1981.Mr. Carolas intends to resign his position at Resource America upon the completion of this offering.

     Freddie M. Kotek has been an Executive Vice President and Chief Financial Officer since 2004 and served as a director from 2001 until 2004. Mr. Kotek has been a Senior Vice President of Resource America since 1995, President of Resource Leasing, Inc. (a wholly-owned subsidiary of Resource America) since 1995, Chairman of Atlas Resources, Inc. (our wholly-owned subsidiary which acts as the managing partner of our drilling investment partnerships) since 2001 and Chief Executive Officer and President of Atlas Resources since 2002. Mr. Kotek was President of Resource Properties from 2000 to 2001 and its Executive Vice President from 1993 to 2000. Mr. Kotek intends to resign his positions at Resource America and all its subsidiaries which are not our subsidiaries upon the completion of this offering.

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     Jeffrey C. Simmons has been an Executive Vice President since 2001 and was a director from 2002 until 2004. Mr. Simmons has been a Vice President of Resource America, and Executive Vice President–Operations and a director of Atlas Resources, since 2001. Mr. Simmons joined Resource America in 1986 as a senior petroleum engineer and has served in various executive positions with its energy subsidiaries since then. Mr. Simmons intends to resign his position at Resource America upon the completion of this offering.

     Michael L. Staines has been an Executive Vice President since our formation. Mr. Staines has been a Senior Vice President of Resource America since 1989 and was a director from 1989 to 2000 and Secretary from 1989 to 1998. Mr. Staines has been President of Atlas Pipeline Partners GP since 2001 and its Chief Operating Officer and a member of its Managing Board since its formation in 1999. Mr. Staines intends to resign his position at Resource America upon the completion of this offering.

     Nancy J. McGurk has been a Senior Vice President and Chief Accounting Officer since 2001, and served as our Chief Financial Officer from 2001 until 2004. Ms. McGurk has been a Vice President of Resource America since 1992 and its Treasurer and Chief Accounting Officer since 1989. Ms. McGurk has been Senior Vice President of Atlas Resources since 2002 and Chief Financial Officer and Chief Accounting Officer since 2001. Ms. McGurk intends to resign her positions at Resource America upon the completion of this offering.

     Jonathan Z. Cohen has been Vice Chairman of our board of directors since our formation. He has been the President of Resource America since 2003 and Chief Operating Officer and a director since 2002. Before being named President, he served as Resource America's Executive Vice President from 2001, Senior Vice President from 1999 to 2001 and Vice President from 1998 to 1999. Mr. Cohen has been Vice Chairman of the managing board of Atlas Pipeline Partners GP since its formation in 1999, a Trustee and Secretary of RAIT Investment Trust (a publicly-traded real estate investment trust) since 1997 and Vice Chairman since 2003, and Chairman of the board of directors of The Richardson Company (a sales consulting company) since 1999. Mr. Cohen is the son of Edward E. Cohen.

Independent Directors

     The following directors have been determined by our board to be independent directors as defined under Nasdaq rules and the Securities Act.

     Carlton M. Arrendell has been a director since 2004. Mr. Arrendell has been Chief Investment Officer of Investment Trust Corporation (a consultant to the trustee of the AFL-CIO Building Investment Trust) since 1997.

     William R. Bagnell has been a director since 2004. Mr. Bagnell has been involved in the energy industry in various capacities since 1990. He has been Vice President–Energy for Planalytics, Inc. (an energy industry software company) since 2000 and was Director of Sales for Fisher Tank Company (a national manufacturer of carbon and stainless steel bulk storage tanks) from 1998 to 2000. Before that, he served as Manager of Business Development for Buckeye Pipeline Partners, L.P. (a refined petroleum products transportation company) from 1992 until 1998. Mr. Bagnell has served as an independent member of the managing board of Atlas Pipeline Partners GP since its formation, a position from which he will resign before the completion of this offering.

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     Donald W. Delson has been a director since 2004. Mr. Delson has over 20 years of experience as an investment banker specializing in financial institutions. Mr. Delson has been a Managing Director, Corporate Finance Group, at Keefe, Bruyette & Woods, Inc. since 1997, and before that was a Managing Director in the Corporate Finance Group at Alex. Brown & Sons from 1982 to 1997. Mr. Delson has served as an independent member of the managing board of Atlas Pipeline Partners GP since 2003, a position from which he will resign before the completion of this offering.

     Nicholas DiNubile has been a director since 2004. Dr. DiNubile has been an orthopedic surgeon specializing in sports medicine since 1982. Dr. DiNubile has served as special advisor and medical consultant to the President’s Council on Physical Fitness and as Orthopedic Consultant to the Philadelphia 76ers basketball team. Dr. DiNubile is also Clinical Assistant Professor of the Department of Orthopedic Surgery at the Hospital of the University of Pennsylvania.

     Dennis A. Holtz has been a director since 2004. Mr. Holtz has maintained a corporate law practice in Philadelphia and New Jersey since 1974.

Other Key Employees

     Jack L. Hollander, 47, has been Senior Vice President–Direct Participation Programs since 2001. Mr. Hollander has been Senior Vice President–Direct Participation Programs of Atlas Resources since 2002, and before that served as Vice President from 2001 until 2002. Mr. Hollander practiced law with Rattet, Hollander & Pasternak, concentrating in tax matters and real estate transactions, from 1990 to 2001, and served as in-house counsel for Integrated Resources, Inc. (a diversified financial services company) from 1982 to 1990.

     Michael G. Hartzell, 47, has been Vice President–Land Administration since 2003, and before that served as Senior Land Coordinator from 2000. Mr. Hartzell has also served as Vice President–Land Administration for Atlas Resources since 2001. Mr. Hartzell has been employed by Atlas Resources and its affiliates since 1980.

     Marci F. Bleichmar, 33, has been Vice President–Marketing since 2001. Ms. Bleichmar has also served as Vice President–Marketing of Atlas Resources since 2001. From 2000 until 2001, Ms. Bleichmar was director of marketing for Jacob Asset Management (a mutual fund manager) and, from 1998 until 2000, was an account executive at Bloomberg Financial Services, L.P. Before that, Ms. Bleichmar had been an associate on the Derivatives Trading Desk of JPMorgan since 1994.

     Donald R. Laughlin, 55, has been Vice President–Drilling and Production since 2003, and before that served as Senior Drilling Engineer since 2001. Mr. Laughlin has also served as Vice President–Drilling and Production for Atlas Resources since 2001. Mr. Laughlin has over 30 years experience as a petroleum engineer in the Appalachian Basin, having been employed by Columbia Gas Transmission Corporation from 1995 to 2001 as a Vice President, Cabot Oil & Gas Corporation from 1989 to 1995 as Manager of Drilling Operations and Technical Services, Doran & Associates, Inc. (an industrial engineering firm) from 1977 until 1989 as Vice President–Operations, and Columbia Gas from 1970 to 1977 as Drilling Engineer and Gas Storage Engineer.

Board Committees

     Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and governance committee. Our board may establish other committees from time to time to facilitate our management.

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     The principal functions of the audit committee are to assist the board in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of our independent auditors and our compliance with legal and regulatory requirements. The audit committee has the sole authority to retain and terminate our independent auditors and to approve the compensation paid to our independent auditors. The audit committee is also responsible for overseeing our internal audit function. The audit committee is comprised solely of independent directors, consisting of Messrs. Arrendell, Bagnell and Delson, with Mr. Arrendell acting as the chairman. Our board has determined that Mr. Delson is an audit committee financial expert.

     The principal functions of the compensation committee are to administer our employee benefit plans (including incentive plans), annually evaluate salary grades and ranges, establish guidelines concerning average compensation increases, establish performance criteria for and evaluate the performance of our chief executive officer and approve compensation of all officers and directors. The compensation committee is comprised solely of independent directors, consisting of Messrs. Delson, DiNubile and Holtz, with Mr. Delson acting as the chairman.

     The principal functions of the nominating and governance committee are to recommend persons to be selected by the board as nominees for election as directors, recommend persons to be elected to fill any vacancies on the board, consider and recommend to the board qualifications for the office of director and policies concerning the term of office of directors and the composition of the board and consider and recommend to the board other actions relating to corporate governance. The nominating and governance committee is comprised solely of independent directors, consisting Messrs. Bagnell, DiNubile and Holtz, with Mr. Holtz acting as the chairman.

Director Compensation

     Directors who are our employees or employees of Resource America receive no compensation for service as members of the board of directors or any committees on which they may serve. Independent directors are paid a monthly retainer of $1,000 and a fee of $1,000 for each board of directors meeting attended. The chairman of a committee receives an additional monthly retainer of $500 and other committee members receive an additional monthly retainer of $250.

Compensation Committee Interlocks and Insider Participation

     We did not have a compensation committee of our board of directors during our last fiscal year. The compensation paid to our executive officers has historically been determined by the compensation committee of our parent, Resource America.

Executive Officer Compensation

     We do not directly compensate Messrs. E. Cohen and J. Cohen. Rather, Resource America allocates the compensation of these executive officers between activities on behalf of us and activities on behalf of Resource America based upon an estimate of the time spent by such persons on activities for us and for Resource America, and we reimburse Resource America for the compensation allocated to us. Resource America also similarly allocates compensation for Messrs. E. Cohen, J. Cohen, Carolas, Simmons and Staines and Ms. McGurk to Atlas Pipeline Partners, which amounts are not included in the following table. The following table sets forth the compensation paid by us to our chief executive officer and each of our four other most highly compensated executive officers for fiscal 2003.

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     Summary Compensation Table

Name and principal position	Salary	Bonus	All other compensation(1)

Edward E. Cohen, Chairman of the Board, Chief
Executive Officer and President	$240,000	$160,000	$1,708
Jonathan Z. Cohen, Vice Chairman of the Board	$140,000	$120,000	$1,996
Freddie M. Kotek, Executive Vice President and Chief
Financial Officer	$250,000	$200,000	$6,000
Frank P. Carolas, Executive Vice President	$141,250	$50,000	$10,648
Jeffrey C. Simmons, Executive Vice President	$141,250	$50,000	$11,914

__________________

(1)	Represents 401(k) match contributions.

Employment Agreements

     We currently do not have employment agreements with any of the executive officers listed in the table immediately above. We anticipate that we will enter into an employment agreement with Edward E. Cohen, our Chairman, Chief Executive Officer and President, before the closing of this offering.

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RELATIONSHIP WITH RESOURCE AMERICA

     We have provided below a summary description of the master separation and distribution agreement between Resource America and ourselves and the other key agreements that relate to our separation from Resource America. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to Resource America include its subsidiaries and references to our company include our subsidiaries.

Overview

     The master separation and distribution agreement contains the key provisions related to our separation from Resource America, this offering and the distribution of our shares to Resource America’s common stockholders. The other agreements referenced in the master separation and distribution agreement govern various interim and ongoing relationships between Resource America and us following the closing date of this offering. These agreements include:

•	the registration rights agreement;

•	the tax matters agreement; and

•	the transition services agreement.

Master Separation and Distribution Agreement

     Overview. The master separation and distribution agreement contains the key provisions relating to the separation of our business from Resource America’s other businesses and sets forth certain covenants we have agreed to until the distribution by Resource America to its stockholders of the shares of our common stock held by Resource America, which we refer to as the distribution. Although Resource America intends to complete the distribution, it has sole discretion to decide to do so, and we do not expect Resource America to complete the distribution unless it is tax-free to Resource America and its stockholders. Because the Internal Revenue Service requirements for tax-free distributions of this nature are complex and the Internal Revenue Service has broad discretion, Resource America may be unable to obtain such a ruling. Consequently, we cannot assure you that the distribution will occur, or when it will occur.

     Special Dividend. Immediately before the completion of this offering, we will declare a special dividend in an amount described above under “Use of Proceeds” to be paid to Resource America, our only stockholder at the time of the declaration, upon completion of the offering.

     Covenants. We have agreed that, for so long as Resource America beneficially owns at least 50% of our outstanding common stock, we will:

•	not take any action which would limit the ability of Resource America or its transferee to transfer its shares of our common stock; and

•	not take any actions that could reasonably result in Resource America being in breach of or in default under any contract or agreement.

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     Auditors and Audits; Annual Statements and Accounting. We have agreed that, for so long as Resource America is required to consolidate our results of operations and financial position with its own or account for its investment in our company on the equity method of accounting, we will not change our independent auditors without Resource America’s prior written consent (which will not be unreasonably withheld), and we will use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so to permit timely filing of Resource America’s financial statements. We have also agreed to provide to Resource America and its independent auditors all information required for Resource America to meet its schedule for the filing and distribution of its financial statements and to make available to Resource America and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Resource America and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified Resource America accounting policies and to notify and consult with Resource America regarding any changes to our accounting principles and estimates used in the preparation of our financial statements.

     Indemnification. Under the master separation and distribution agreement, we and Resource America will indemnify and release each other as follows:

•	We will indemnify and hold harmless Resource America and its affiliates and their respective officers, directors, employees, agents, successors and assigns against any payments, losses, liabilities, damages, claims and expenses arising out of or relating to our past, present and future assets, businesses and operations and other assets, businesses operated or managed by us or persons previously associated with us.

•	Resource America will similarly indemnify us and our affiliates and our and their respective officers, directors, employees, agents, successors and assigns for Resource America’s past, present and future assets, businesses and operations, except for assets, businesses and operations for which we have agreed to indemnify Resource America. In addition, the transition services agreement, the registration rights agreement and the tax matters agreement referred to below provide for indemnification between us and Resource America relating to the substance of such agreements.

•	We will indemnify Resource America and its affiliates against all liabilities arising out of any material untrue statements and omissions in any prospectus and any related registration statement filed with the SEC relating to this offering or any other primary offering of our common stock or our other securities prior to the date of the distribution or other similar transaction. However, our indemnification of Resource America does not apply to information relating to Resource America, excluding information relating to us. Resource America has agreed to indemnify us for this information.

•	Except for the rights and obligations of Resource America and us, which relate to the agreements between Resource America and us relating to this offering or the distribution, we will release Resource America and some of its subsidiaries and affiliates and their respective officers, directors, employees, agents, successors and assigns for all losses for any and all past actions and failures to take actions relating to Resource America's and our assets, businesses and operations. Resource America will similarly release us.

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     All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification.

     Access to Information. Under the master separation and distribution agreement, we and Resource America will be obligated to provide each other access to information as follows:

•	subject to applicable confidentiality obligations and other restrictions, we and Resource America will give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the master separation and distribution agreement or any ancillary agreement;

•	for so long as Resource America is required to consolidate our results of operations and financial position with its own or account for its investment in our company on the equity method of accounting, we will provide to Resource America, at no charge, all financial and other data and information that Resource America determines is necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authority, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC before such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

•	we will consult with Resource America regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Resource America in connection with any of its public filings;

•	we and Resource America will use reasonable efforts to make available to each other’s past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

•	the company providing information, consultant or witness services under the master separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance; and

•	we and Resource America will each agree to hold in strict confidence all information concerning or belonging to the other for a period of up to ____ years.

     Employee Matters. Effective as of the closing of this offering, we will hire specified persons who are currently employed by Resource America and will assume all compensation and employee benefit liabilities relating to them. All of these people are currently involved in our business and portions of their salaries have historically been allocated to us.

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     The Distribution. The master separation and distribution agreement provides that Resource America has sole discretion to determine if and when the distribution will occur and all terms of the distribution. Resource America does not intend to make the distribution unless it receives:

•	a ruling by the Internal Revenue Service and/or an opinion from its tax counsel that the distribution will qualify as a reorganization pursuant to which no gain or loss will be recognized by Resource America or its stockholders for U.S. federal income tax purposes under Section 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code; and

•	any government approvals and material consents necessary to consummate the distribution.

     It is likely that, in order to obtain a favorable ruling from the Internal Revenue Service and an opinion of counsel, we will need to reorganize our current corporate structure. Even with such restructuring, there is significant uncertainty as to whether Resource America will be able to obtain such a ruling because the Internal Revenue Service requirements for tax-free distributions of this nature are complex and the Internal Revenue Service has broad discretion. We are required to cooperate with Resource America to accomplish the distribution and, at Resource America’s direction, to promptly take any and all actions necessary or desirable to effect the distribution.

     Termination. Resource America may terminate the master separation and distribution agreement at any time before completion of this offering. The master separation and distribution agreement may be terminated after this offering by the mutual consent of Resource America and us.

     Expenses. In general, Resource America and our company will each be responsible for our own costs (including all associated third-party costs) incurred in connection with the transactions contemplated by the master separation and distribution agreement.

Registration Rights Agreement

     Registration Rights. In the event the distribution is not completed and Resource America does not divest itself of all of its shares of our common stock, Resource America could not freely sell all these shares without registration under the Securities Act or a valid exemption under it. Accordingly, we will enter into a registration rights agreement with Resource America to provide it with registration rights relating to the shares of our common stock which it holds. These registration rights generally become effective when Resource America informs us that it no longer intends to complete the distribution. Under the registration rights agreement, Resource America has the right to require us to register for offer and sale all or a portion of our common stock held by Resource America, so long as the shares of our common stock that Resource America requires us to register, in each case, represent at least ___% of the aggregate shares of our common stock then issued and outstanding and Resource America holds not less than ___% of our then-outstanding common stock on the date the registration request is made.

     Demand Rights. Resource America may request registration, which we refer to as a demand registration, under the Securities Act of all or any portion of the shares covered by the registration rights agreement and we will be obligated to register the shares as requested by Resource America. The maximum number of demand registrations that we are required to effect is ___, and the number of shares to be registered in each such demand registration must have an aggregate expected offering price of at least $_______. Resource America will designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration.

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     We are not required to undertake a demand registration within 90 days of the effective date of a previous demand registration, other than a demand registration that was effected as a shelf registration. In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any demand registration for up to 90 days if our board of directors determines in its good faith judgment that such registration would reasonably be expected to have a material adverse effect on any then-active proposals to engage in material transactions.

     Piggyback Rights. If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Resource America, Resource America has the right to include its shares in that offering.

     Expenses. We are responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Resource America is responsible for all of the fees and expenses of counsel to Resource America, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares being sold by Resource America.

     Indemnifications. The registration rights agreement contains indemnification and contribution provisions by us for the benefit of Resource America and its affiliates and representatives and, in limited situations, by Resource America for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

     Transfer. Resource America may transfer shares covered by the registration rights agreement and the holders of such transferred shares will be entitled to the benefits of the registration rights agreement, provided that each such transferee agrees to be bound by the terms of the registration rights agreement.

     Duration. The registration rights under the registration rights agreement will remain in effect with respect to Resource America's shares of our common stock until:

•	the shares have been sold pursuant to an effective registration statement under the Securities Act;

•	the shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision);

•	the shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by our company, and subsequent public distribution of the shares does not require registration or qualification of them under the Securities Act or any similar state law;

•	the shares have ceased to be outstanding; or

•	in the case of shares held by a transferee of Resource America, when the shares become eligible for sale pursuant to Rule 144(k) under the Securities Act (or any successor provision).

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Tax Matters Agreement

     Allocation of Taxes. In connection with this offering, Resource America and we will enter into a tax matters agreement. The tax matters agreement will govern the respective rights, responsibilities, and obligations of Resource America and us after this offering with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

     In general, under the tax matters agreement:

•	Resource America is responsible for any U.S. federal income taxes of the affiliated group for U.S. federal income tax purposes of which Resource America is the common parent. With respect to any periods beginning after this offering, we will be responsible for any U.S. federal income taxes attributable to us or any of our subsidiaries.

•	Resource America is responsible for any U.S. state or local income taxes reportable on a consolidated, combined or unitary return that includes Resource America or one of its subsidiaries, on the one hand, and us or one of our subsidiaries, on the other hand. However, in the event that we or one of our subsidiaries are included in such a group for U.S. state or local income tax purposes for periods (or portions thereof) beginning after the date of this offering, we are responsible for our portion of such income tax liability as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period (or portion of a period).

•	Resource America is responsible for any U.S. state or local income taxes reportable on returns that include only Resource America and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any U.S. state or local income taxes filed on returns that include only us and our subsidiaries.

•	Resource America and we are each responsible for any non-income taxes attributable to our business for all periods.

     Resource America is primarily responsible for preparing and filing any tax return with respect to the Resource America affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Resource America or any of its subsidiaries. Under the tax matters agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries.

     We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries. Resource America generally has exclusive authority to control tax contests related to any tax returns of the Resource America affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Resource America or any of its subsidiaries.

     Disputes arising between Resource America and us relating to matters covered by the tax matters agreement are subject to resolution through specific dispute resolution provisions described in the tax matters agreement.

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     The tax matters agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax matters agreement provides for cooperation and information sharing with respect to taxes.

     Preservation of the Tax-free Status of the Distribution. Resource America and we intend the distribution to qualify as a reorganization pursuant to which no gain or loss is recognized by Resource America or its stockholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. For the distribution to be tax-free to Resource America and its stockholders, Resource America must, among other things, own at least 80% of our voting power and at least 80% of any non-voting stock at the time of the distribution. Resource America intends to seek a ruling from the Internal Revenue Service and/or an opinion from its outside tax advisor to the effect that the distribution will be tax-free to it and its stockholders. Because the Internal Revenue Service requirements for tax-free distributions of this nature are complex and the Internal Revenue Service has broad discretion, Resource America may be unable to obtain such a ruling. If such a ruling is not obtained, we do not expect Resource America to complete the distribution. We have agreed to certain restrictions that are intended to preserve the tax-free status of the distribution, including restrictions on our:

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements); and

•	sales of assets outside the ordinary course of business.

     We have generally agreed to indemnify Resource America and its affiliates against any and all tax-related liabilities that may be incurred by them relating to the distribution to the extent such liabilities are caused by our actions. This indemnification applies even if Resource America has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants as described above.

Transition Services Agreement

     The transition services agreement governs the provision by Resource America to us and by us to Resource America of support services, such as:

•	cash management and debt service administration;

•	accounting and tax;

•	investor relations;

•	payroll and human resources administration;

•	legal;

•	information technology;

•	data processing; and

•	real estate management; and

•	other general administrative functions.

     We and Resource America will pay each other a fee for these services equal to our respective costs in providing them. The fee will be payable monthly in arrears, 15 days after the close of each month. We have also agreed to pay or reimburse each other for any out-of-pocket payments, costs and expenses associated with these services.

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PRINCIPAL STOCKHOLDER

     Before this offering, all of the outstanding shares of our common stock have been owned by Resource America. After this offering, Resource America will own shares representing 82.3% of the outstanding shares of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. After completion of this offering and before the distribution, Resource America will be able, acting alone, to elect our entire board of directors and to approve any action requiring stockholder approval. Except for Resource America, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering. None of our executive officers, directors or director nominees currently owns any shares of our common stock.

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DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering, our authorized capital stock will consist of 49,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.

     The following summary of our capital stock and certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

     There will be 12,988,333 shares of common stock outstanding after this offering, or 13,333,333 shares if the underwriters exercise their over-allotment option in full. Resource America will own 10,688,333 shares representing 82.3% of our common stock, or 80.2% if the underwriters exercise their over-allotment option in full.

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

     Our credit facility limits the dividends we can pay. See “Business—Credit Facilities.” Our board of directors will determine our dividend policy based upon its analysis of factors it deems relevant. We expect that these factors will include our results of operations, financial condition, capital requirements and investment opportunities.

Preferred Stock

     Under the terms of our certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

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•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

     We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or bylaws. We have not “opted out” from the application of Section 203.

     Under our certificate of incorporation and bylaws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. Any vacancies on the board of directors may be filled only by a majority vote of the remaining directors. Our certificate of incorporation and bylaws also provide that any director may be removed from office, but only for cause and only by the affirmative vote of the holders of at least 66 ⅔% of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors.

     Our certificate of incorporation prohibits stockholders from taking action by written consent without a meeting effective as of the date Resource America no longer owns a majority of our voting stock. It further provides that meetings of stockholders may be called only by our chairman of the board, our president or a majority of our board of directors. Our bylaws further provide that nominations for the election of directors and advance notice of other action to be taken at meetings of stockholders must be given in the manner provided in our bylaws, which contain detailed notice requirements relating to nominations and other action.

     The foregoing provisions of our certificate of incorporation and bylaws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.

Liability and Indemnification of Officers and Directors

     Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent an exemption from liability is not permitted under the Delaware General Corporation Law. That law currently does not permit limitation of liability:

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•	for any breach of a director’s duty of loyalty to us or our stockholders,

•	for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the Delaware General Corporation Law with respect to unlawful payment of dividends or unlawful stock purchases and redemptions, or

•	for any transaction from which the director derives an improper personal benefit.

Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors shall automatically be limited to the fullest extent provided by law. Our certificate of incorporation and bylaws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. In addition, we may enter into indemnification agreements with our directors and officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors and officers. We believe that these contractual agreements and the provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

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SHARES ELIGIBLE FOR FUTURE SALE

General

     Upon completion of this offering, we will have outstanding 12,988,333 shares of our common stock. All of the 2,300,000 shares sold in the offering will be freely tradable without restriction by persons other than our “affiliates,” as that term is defined under Rule 144 under the Securities Act of 1933. Persons who may be deemed affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our officers, directors and significant stockholders. The remaining 10,688,333 shares of common stock that will continue to be held by Resource America after the offering will constitute “restricted securities” within the meaning of Rule 144 and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration. See “—Registration Rights of Resource America.”

     Before this offering, there has been no public trading market for our common stock. Sales of substantial amounts of common stock in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an affiliate of ours) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

     Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an affiliate of ours) is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights of Resource America

     As described under “Relationship with Resource America,” we will grant registration rights to Resource America pursuant to a registration rights agreement under which Resource America may require us to register with the SEC its remaining shares of our common stock for sale.

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Distribution

     As described under “Relationship with Resource America,” Resource America has advised us that it intends to distribute its remaining ownership interest in us to its stockholders in the form of a spin-off by means of a special dividend. Shares of our common stock distributed to Resource America stockholders in the distribution generally will be freely transferable, except for shares of our common stock received by persons who are our affiliates.

Lock-up Agreements

     We and our directors and officers and Resource America have agreed with the underwriters that, for a period of 180 days from the date of this prospectus, without the prior written consent of Friedman, Billings, Ramsey, on behalf of the underwriters, we will not dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

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UNDERWRITING

     We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to specified conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Friedman, Billings, Ramsey & Co., Inc. and McDonald Investments Inc. are the representatives of the underwriters.

Underwriters	Number of shares

Friedman, Billings, Ramsey & Co., Inc.
McDonald Investments Inc.

Total

     At our request, the underwriters have reserved from the shares we are offering _________ shares for sale to our directors, officers and their affiliates, and to current stockholders of Resource America and their affiliates, at the public offering price less the selling concessions of $____ per share. No underwriting discounts and commissions are paid upon these shares. Persons who purchase reserved shares will agree not to offer, sell or contract to sell or otherwise dispose of those shares, without the prior written consent of Friedman, Billings, Ramsey, on behalf of the underwriters, for a period of 180 days from the date of this prospectus.

     If the underwriters sell more shares than the total number of shares set forth in the table above, the underwriters have an option to buy up to an additional 345,000 shares from us to cover the sales. They may exercise that option for 30 days. If any shares are purchased pursuant to that option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No exercise	Full exercise

Per share	$_____	$_____
Total	$_____	$_____

     Shares sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $______ per share from the public offering price. Securities dealers may resell any shares purchased from the underwriters to various other brokers or dealers at a discount of up to $_____ per share from the public offering price. If all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms.

     The public offering price of the shares in this offering will be determined by negotiations between us and the underwriters. Among the factors considered in determining the public offering price will be:

•	prevailing market conditions;

•	our results of operations in recent periods;

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•	the present stage of our development;

•	the market capitalizations of other companies that we and the underwriters believe to be comparable to us; and

•	estimates of our growth potential.

     The underwriters do not expect sales of the common stock in this offering to accounts over which they exercise discretionary authority to exceed 5% of the total number of shares sold in this offering.

     In connection with the offering, the underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of some bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. Naked short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of a common stock in the open market after pricing that could adversely affect investors who purchase shares in this offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on Nasdaq or otherwise.

     We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $555,000.

     We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act.

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     Friedman, Billings, Ramsey and McDonald Investments have engaged in transactions with, and, from time to time, have performed services for, Resource America in the ordinary course of business and have received customary fees for performing these services. In addition, Friedman, Billings, Ramsey and McDonald Investments acted as the managing underwriters of Atlas Pipeline Partners’ initial public offering and the follow-on offering in May 2003, and Friedman, Billings, Ramsey is providing advisory services to Atlas Pipeline Partners in connection with the Alaska Pipeline Company acquisition. Further, as described under “Management's Discussion and Analysis of Financial Condition and Results of Operations—Pending Acquisition,” an affiliate of Friedman, Billing, Ramsey has committed to purchase $25 million of the preferred equity of the SPV that will be the actual acquirer of Alaska Pipeline Company. In the future these institutions or their affiliates may provide investment banking and similar services to us and receive customary fees for such services.

     We have not authorized any dealer, salesperson or other person to give any information or to represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information. This prospectus does not offer to sell or ask for offers to buy any of the limited partner interests offered hereby in any jurisdictions where it is unlawful. The information in this prospectus is current only as of its date.

     We have agreed that, for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Friedman, Billings, Ramsey, on behalf of the underwriters, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Friedman, Billings, Ramsey, on behalf of the underwriters, in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

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LEGAL MATTERS

     The validity of the common shares will be passed upon for us by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. Specific legal matters in connection with the common shares offered by this prospectus are being passed upon for the underwriters by Dickstein Shapiro Morin & Oshinsky LLP, Washington D.C.

ENGINEERS

     The estimated reserve evaluations and related calculations of Wright & Company, independent petroleum engineering consultants, included and incorporated by reference in this prospectus have been included in reliance on the authority of that firm as experts in petroleum engineering.

EXPERTS

     The financial statements included in this prospectus have been so included in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed through the SEC’s EDGAR System. The web site can be accessed at http://www.sec.gov.

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GLOSSARY

The terms defined in this glossary are used throughout this prospectus.

BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

BCF. One billion cubic feet of natural gas.

BCFE. One billion cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

DEVELOPMENT WELL. A well drilled within the proved boundaries of a natural gas or oil reservoir with the intention of completing the stratigraphic horizon known to be productive.

DRY WELL. A development or exploratory well found to be incapable of producing either natural gas or oil in sufficient quantities to justify completion as an oil or natural gas well.

EXPLORATORY WELL. A well drilled to find natural gas or oil in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

FERC. Federal Energy Regulatory Commission.

GROSS ACRES or GROSS WELLS. The total number of acres or wells, as the case may be, in which a working interest is owned.

MBBL. One thousand barrels of crude oil or other liquid hydrocarbons.

MCF. One thousand cubic feet of natural gas.

MCFE. One thousand cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

MMCFE. One million cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of natural gas.

MMCF. One million cubic feet of natural gas.

NET ACRES or NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells. For example, a 50% working interest in a well is one gross well, but a .50 net well.

NYMEX. New York Mercantile Exchange.

PRODUCING WELL, PRODUCTION WELL or PRODUCTIVE WELL. A well that is producing natural gas or oil or that is capable of production.

PROVED DEVELOPED RESERVES. Proved developed reserves are natural gas or oil reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional natural gas and oil expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

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PROVED RESERVES. The estimated quantities of natural gas, crude oil and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

PROVED UNDEVELOPED RESERVES. Proved undeveloped reserves are natural gas and oil reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

PV-10. The present value of proved reserves is an estimate of the discounted future net cash flows from each of the properties at September 30, 2003, or as otherwise indicated. Net cash flow is defined as net revenues less, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. As required by rules of the SEC, the future net cash flows have been discounted at an annual rate of 10% to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with SEC rules, estimates have been made using constant oil and natural gas prices and operating costs, at September 30, 2003, or as otherwise indicated.

RECOMPLETION. A recompletion is an operation to abandon the production of oil and/or natural gas from a well in one zone within the existing wellbore and to make the well produce oil and/or natural gas from a different, separately producible zone within the existing wellbore.

ROYALTY INTEREST. An interest in a natural gas and oil property entitling the owner to a share of natural gas and oil production free of costs of production.

SECONDARY RECOVERY. A method of natural gas and oil extraction in which energy sources extrinsic to the reservoir are utilized.

STANDARDIZED MEASURE. Under the standardized measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess of pretax cash inflows over the tax basis of the associated properties. Tax credits, net operating loss carryforwards, and permanent differences are also considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the standardized measure.

TCF. One trillion cubic feet of natural gas.

UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production, subject to all royalties, overriding royalties and other burdens, to all costs of exploration, development and operations and to all risks in connection therewith.

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ATLAS AMERICA, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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Report of Independent Certified Public Accountants

Stockholder and Board of Directors
ATLAS AMERICA, INC.

We have audited the accompanying consolidated balance sheets of Atlas America, Inc. (a Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.) as of September 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholder’s equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlas America, Inc. as of September 30, 2003 and 2002, and the consolidated results of its operations and cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective October 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, and changed its method of accounting for its plugging and abandonment liability related to its oil and gas wells and associated pipelines and equipment.

As discussed in Note 3 to the consolidated financial statements, effective October 1, 2001, the Company changed its method of accounting for goodwill for the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Grant Thornton LLP

Cleveland, Ohio
December 5, 2003, except for Note 16, for which the date is December 16, 2003

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ATLAS AMERICA, INC.
(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2003 AND 2002

	2003	2002

	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$25,372	$8,922
Accounts receivable	12,362	13,768
Prepaid expenses	1,131	494

Total current assets	38,865	23,184

Property and equipment, net	142,260	118,266
Goodwill	37,470	37,470
Intangible assets	8,239	9,305
Other assets	5,554	4,389

	$232,388	$192,614

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current portion of long-term debt	$56	$160
Accounts payable	14,663	12,054
Liabilities associated with drilling contracts	22,157	4,948
Accrued liabilities	4,151	2,089

Total current liabilities	41,027	19,251

Long-term debt	31,138	49,345
Advances from parent	4,498	12,070
Deferred tax liability	21,031	18,960
Other liabilities	3,207	228

Minority interest	43,976	19,394

Commitments and contingencies	—	—

Stockholder’s equity:
Common stock, $0.01 par value: 1,000 authorized shares and 100 shares issued	—	—
Additional paid-in capital	38,726	38,726
Accumulated other comprehensive loss	—	(233)
Retained earnings	48,785	34,873

Total stockholder’s equity	87,511	73,366

	$232,388	$192,614

See accompanying notes to consolidated financial statements

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ATLAS AMERICA, INC.
(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	2003	2002	2001

	(in thousands, except share and per share data)

REVENUES
Well drilling	$52,879	$55,736	$43,464
Gas and oil production	38,639	28,916	36,681
Well services	7,634	7,585	7,403
Transportation	5,901	5,389	5,715
Gas marketing	—	—	1,030
Other	636	1,670	1,596

	105,689	99,296	95,889

COSTS AND EXPENSES
Well drilling	45,982	48,443	36,602
Gas and oil production and exploration	8,485	8,264	7,846
Well Service	3,774	3,747	2,961
Transportation	2,444	2,052	2,001
Gas marketing	—	—	1,007
Provision for possible losses	—	(117)	263
General and administration	6,532	7,074	9,559
Depreciation, depletion and amortization	11,595	10,836	10,782
Interest	1,961	2,200	1,714
Minority interest in Atlas Pipeline Partners, L.P.	4,439	2,605	4,099

	85,212	85,104	76,834

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	20,477	14,192	19,055
Provision for income taxes	6,757	4,683	6,613

Income from continuing operations before cumulative effect of change in accounting principle	13,720	9,509	12,442
Income (loss) from discontinued operations, net of taxes of $ (103), $883 and $ 463	192	(1,641)	(1,030)
Cumulative effect of change in accounting principle, net of taxes of $336	—	(627)	—

Net income	$13,912	$7,241	$11,412

Net income per common share – basic and diluted
Actual:
From continuing operations	$137,200	$95,090	$124,420
Discontinued operations	1,920	(16,410)	(10,300)
Cumulative effect of change in accounting principle	—	(6,270)	—

Net income per common share	$139,120	$72,410	$114,120

Weighted average common shares outstanding	100	100	100

Pro-forma:
From continuing operations	$1.28	$.89	$1.17
Discontinued operations	.02	(.15)	(.10)
Cumulative effect of change in accounting principle	—	(.06)	—

Net income per common share	$1.30	$.68	$1.07

Weighted average common shares outstanding	10,688,333	10,688,333	10,688,333

See accompanying notes to consolidated financial statements

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ATLAS AMERICA, INC.
(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	2003	2002	2001

	(in thousands)

Net income	$13,912	$7,241	$11,412

Unrealized holding losses on natural gas futures arising during the period, net of taxes of $245, $118 and $181	(520)	(264)	(403)
Less: reclassification adjustment for losses realized in net income, net of taxes of $355, $17 and $186	753	42	413

	233	(222)	10

Comprehensive income	$14,145	$7,019	$11,422

See accompanying notes to consolidated financial statements

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ATLAS AMERICA, INC.
(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY
YEARS ENDED SEPTEMBER 30, 2003, 2002, AND 2001
(in thousands, except share data)

			Accumulated
	Common Stock		Additional	Other		Totals
			Paid-In	Comprehensive	Retained	Stockholder’s
	Shares	Amount	Capital	Income (Loss)	Earnings	Equity

Balance, October 1, 2000	100	$—	$38,726	$(21)	$16,220	$54,925
Net unrealized gain	—	—	—	10	—	10
Net income	—	—	—	—	11,412	11,412

Balance, September 30, 2001	100	$—	$38,726	$(11)	$27,632	$66,347
Net unrealized loss	—	—	—	(222)	—	(222)
Net income	—	—	—	—	7,241	7,241

Balance, September 30, 2002	100	$—	$38,726	$(233)	$34,873	$73,366
Net unrealized gain	—	—	—	233	—	233
Net income	—	—	—	—	13,912	13,912

Balance, September 30, 2003	100	$—	$38,726	$—	$48,785	$87,511

See accompanying notes to consolidated financial statements

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ATLAS AMERICA, INC.
(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED SEPTEMBER 30, 2003, 2002 AND 2001

	2003	2002	2001

	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$13,912	$7,241	$11,412
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	11,595	10,836	10,782
Amortization of deferred finance costs	560	310	168
Provision for possible losses	—	(117)	263
(Income) loss on discontinued operations	(192)	1,641	1,030
Cumulative effect of change in accounting principle	—	627	—
Minority interest in Atlas Pipeline Partners, L.P.	4,439	2,605	4,099
Gain on asset dispositions	(14)	(411)	(64)
Property impairments and abandonments	24	24	207

Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable and other assets	639	(1,256)	4,102
Increase (decrease) in accounts payable and other liabilities	18,211	(16,048)	4,191

Net cash provided by operating activities of continuing operations	49,174	5,452	36,190

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash paid in asset acquisitions	—	—	(7,875)
Capital expenditures	(28,029)	(21,291)	(14,050)
Proceeds from sale of assets	182	721	100
(Increase) decrease in other assets	(628)	162	(2,446)

Net cash used in investing activities of continuing operations	(28,475)	(20,408)	(24,271)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings	68,384	159,329	125,771
Principal payments on borrowings	(86,694)	(153,268)	(105,992)
Distributions paid to minority interest of Atlas Pipeline Partners, L.P.	(4,233)	(3,623)	(3,783)
Increase in other assets	(1,133)	(1,003)	(240)
Net proceeds from Atlas Pipeline Partners, L.P. public offering	25,182	—	—
Net advances from (payments to ) parent	(5,755)	1,546	(8,889)

Net cash (used in) provided by financing activities	(4,249)	2,981	6,867

Net cash used by discontinued operations	—	(1,398)	(2,529)

Increase (decrease) in cash and cash equivalents	16,450	(13,373)	16,257
Cash and cash equivalents at beginning of year	8,922	22,295	6,038

Cash and cash equivalents at end of year	$25,372	$8,922	$22,295

See accompanying notes to consolidated financial statements

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

Atlas America, Inc. (the “Company” or “AAI and its subsidiaries”), a Delaware Corporation, is an energy company which drills for, produces and sells natural gas and, to a significantly lesser extent, oil. The Company, through Atlas Pipeline Partners, L.P. (“Atlas Pipeline”), transports natural gas from wells it owns and operates and wells owned by others to interstate pipelines and, in some cases, to end users. Atlas Pipeline is a master limited partnership in which the Company has a 39% interest. A subsidiary of the Company is the general partner of Atlas Pipeline. The Company finances a substantial portion of its drilling activities through drilling partnerships it sponsors. The Company typically acts as the managing general partner of these partnerships and has a material partnership interest.

The Company was incorporated in Delaware on September 27, 2000, and is a wholly-owned subsidiary of Atlas Energy Holdings, Inc., which is a wholly-owned subsidiary of Resource America, Inc. (“RAI”). RAI is a publicly traded company (trading under the symbol REXI on the NASDAQ system) operating in the energy, real estate and financial services sectors.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Atlas Pipeline. The Company also owns individual interests in the assets, and is separately liable for its share of the liabilities of energy partnerships, whose activities include only exploration and production activities. In accordance with established practice in the oil and gas industry, the Company includes its pro-rata share of assets, liabilities, income and costs and expenses of the energy partnerships in which the Company has an interest. All material intercompany transactions have been eliminated.

Use of Estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from these estimates.

Stock-Based Compensation

The Company accounts for its employees’ participation in RAI’s stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company adopted the disclosure requirement of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation (“SFAS 123”) as amended by the required disclosures SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” (See Note 7 for required pro forma disclosures.)

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Stock-Based Compensation

SFAS 123 requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method for stock options granted after June 30, 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from RAI’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 10 years following vesting; stock volatility, 70%, 64% and 68% in fiscal 2003, 2002 and 2001, respectively; risk-free interest rate, 4.0%, 4.4% and 5.5% in fiscal 2003, 2002 and 2001, respectively; dividends were based on RAI’s historical rate.

The Company accounts for its employees’ participation in RAI’s existing employee stock option plans under the recognition and measurement principles of APB No. 25 and related interpretations. No stock-based employee compensation cost is reflected in net income of the Company, as all options granted under those plans had an exercise price equal to RAI’s market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Years Ended September 30,

	2003	2002	2001

	(in thousands)

Net income, as reported	$13,912	$7,241	$11,412
Stock-based employee compensation expense reported in net income, net of tax	—	—	—
Less total stock-based employee compensation expense determined under the fair value based method for all awards, net of income taxes	(488)	(467)	(421)

Pro forma net income	$13,424	$6,774	$10,991

Net income per share:
Basic and diluted – as reported	$139,120	$72,410	$114,120
Basic and diluted – pro forma	$134,240	$67,740	$109,910

Impairment of Long Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value.

Earning Per Share

There is no difference between basic and diluted net income per share since there are no potentially dilutive shares outstanding. Earnings per share is determined by dividing net income by the weighted average number of outstanding common shares during the three years ended September 30, 2003.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Comprehensive Income

Comprehensive income includes net income and all other changes in the equity of a business during a period from transactions and other events and circumstances from non-owner sources. These changes, other than net income, are referred to as “other comprehensive income” and for the Company only include changes in the fair value, net of taxes, of unrealized hedging gains and losses.

Property and Equipment

Property and equipment consists of the following:

	At September 30,

	2003	2002

	(in thousands)
Mineral interest in properties:
Proved properties	$844	$843
Unproved properties	563	584
Wells and related equipment	184,227	152,225
Support equipment	2,189	1,422
Other	7,298	7,090

	195,121	162,164

Accumulated depreciation, depletion, amortization and valuation allowances:
Oil and gas properties	(50,170)	(41,893)
Other	(2,691)	(2,005)

	(52,861)	(43,898)

	$142,260	$118,266

Oil and Gas Properties

The Company follows the successful efforts method of accounting. Accordingly, property acquisition costs, costs of successful exploratory wells, all development costs, and the cost of support equipment and facilities are capitalized. Costs of unsuccessful exploratory wells are expensed when such wells are determined to be nonproductive or, if this determination cannot be made, within twelve months of completion of drilling. The costs associated with drilling and equipping wells not yet completed are capitalized as uncompleted wells, equipment, and facilities. Geological and geophysical costs and the costs of carrying and retaining undeveloped properties, including delay rentals, are expensed as incurred. Production costs, overhead and all exploration costs other than the costs of exploratory drilling are charged to expense as incurred.

Oil and gas properties include mineral rights with a cost at September 30, 2003 of $1.4 million before accumulated depletion. In connection with a review of RAI’s financial statements by the staff of the Securities and Exchange Commission, the Company has been made aware that an issue has arisen within the industry regarding the application of provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 141, “Business Combinations,” to companies in the extractive industries, including gas and oil companies. The issue is whether SFAS No. 142 requires companies to reclassify costs associated with mineral rights, including both proved and unproved leasehold acquisition costs, as intangible assets in the balance sheet, apart from other capitalized gas and oil property costs. Historically, the Company and other gas and oil companies have included the cost of these gas and oil leasehold interests as part of gas and oil properties. Also under consideration is whether SFAS No. 142 requires companies to provide the additional disclosures prescribed by SFAS No. 142 for intangible assets for costs associated with mineral rights.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Oil and Gas Properties — (Continued)

If it is ultimately determined that SFAS No. 142 requires the Company to reclassify costs associated with mineral rights from property and equipment to intangible assets, the amounts would be immaterial to the Company’s financial position. The reclassification of these amounts would not affect the method in which such costs are amortized or the manner in which the Company assesses impairment of capitalized costs. As a result, net income would not be affected by the reclassification.

The Company assesses unproved and proved properties periodically to determine whether there has been a decline in value and, if a decline is indicated, a loss is recognized. The assessment of significant unproved properties for impairment is on a property-by-property basis. The Company considers whether a dry hole has been drilled on a portion of, or in close proximity to, the property, the Company’s intentions of further drilling, the remaining lease term of the property, and its experience in similar fields in close proximity. The Company assesses unproved properties whose costs are individually insignificant in the aggregate. This assessment includes considering the Company’s experience with similar situations, the primary lease terms, the average holding period of unproved properties and the relative proportion of such properties on which proved reserves have been found in the past.

The Company compares the carrying value of its proved developed gas and oil producing properties to the estimated future cash flow from such properties in order to determine whether their carrying values should be reduced. No adjustment was necessary during any of the fiscal years in the three year period ended September 30, 2003.

Upon the sale or retirement of a complete or partial unit of a proved property, the cost and related accumulated depletion are eliminated from the property accounts, and the resultant gain or loss is recognized in the statement of operations. Upon the sale of an entire interest in an unproved property where the property had been assessed for impairment individually, a gain or loss is recognized in the statement of operations. If a partial interest in an unproved property is sold, any funds received are accounted for as a reduction of the cost in the interest retained.

On an annual basis, the Company estimates the costs of future dismantlement, restoration, reclamation, and abandonment of its gas and oil producing properties. Additionally, the Company estimates the salvage value of equipment recoverable upon abandonment. At September 30, 2002, the Company’s estimate of equipment salvage values was greater than or equal to the estimated costs of future dismantlement, restoration, reclamation, and abandonment. On October 1, 2002, the Company adopted SFAS No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”) as discussed further in this footnote.

Depreciation, Depletion and Amortization

The Company amortizes proved gas and oil properties, which include intangible drilling and development costs, tangible well equipment and leasehold costs, on the unit-of-production method using the ratio of current production to the estimated aggregate proved developed gas and oil reserves.

The Company computes depreciation on property and equipment, other than gas and oil properties, using the straight-line method over the estimated economic lives, which range from three to 39 years.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Asset Retirement Obligations

Effective October 1, 2002, the Company adopted SFAS 143 which requires the Company to recognize an estimated liability for the plugging and abandonment of its oil and gas wells and associated pipelines and equipment. Under SFAS 143, the Company must currently recognize a liability for future asset retirement obligations if a reasonable estimate of the fair value of that liability can be made. The present values of the expected asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 requires the Company to consider estimated salvage value in the calculation of depletion, depreciation and amortization. Consistent with industry practice, historically the Company had determined the cost of plugging and abandonment on its oil and gas properties would be offset by salvage values received. The adoption of SFAS 143 resulted in (i) an increase of total liabilities because retirement obligations are required to be recognized, (ii) an increase in the recognized cost of assets because the retirement costs are added to the carrying amount of the long-lived assets and (iii) a decrease in depletion expense, because the estimated salvage values are now considered in the depletion calculation.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserves estimates, external estimates as to the cost to plug and abandon the wells in the future, and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements.

The adoption of SFAS 143 as of October 1, 2002 resulted in a cumulative effect adjustment to record (i) a $1.9 million increase in the carrying values of proved properties, (ii) a $1.5 million decrease in accumulated depletion and (iii) a $3.4 million increase in non-current plugging and abandonment liabilities. The cumulative and pro forma effects of the application of SFAS 143 were not material to the Company’s consolidated statements of operations.

The Company has no assets legally restricted for purposes of settling asset retirement obligations. Except for the item previously referenced, the Company has determined that there are no other material retirement obligations associated with tangible long-lived assets.

A reconciliation of the Company’s liability for well plugging and abandonment costs for the year ended September 30, 2003 is as follows (in thousands):

Asset retirement obligations, September 30, 2002	$—
Adoption of SFAS 143	3,380
Liabilities incurred	93
Liabilities settled	(52)
Revision in estimates	(494)
Accretion expense	204

Asset retirement obligations, September 30, 2003	$3,131

The above accretion expense is included in depreciation, depletion and amortization in the Company’s consolidated statements of operations and the asset retirement obligation liabilities are included in other liabilities in the Company’s consolidated balance sheet.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Fair Value of Financial Instruments

The Company used the following methods and assumptions in estimating the fair value of each class of financial instruments for which it is practicable to estimate fair value.

For cash and cash equivalents, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

For secured revolving credit facilities and all other debt, the carrying value approximates fair value because of the short term maturity of these instruments and the variable interest rates in the debt agreements.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of periodic temporary investments of cash. The Company places its temporary cash investments in high-quality short-term money market instruments and deposits with high-quality financial institutions and brokerage firms. At September 30, 2003, the Company had $28.8 million in deposits at various banks, of which $27.9 million is over the insurance limit of the Federal Deposit Insurance Corporation. No losses have been experienced on such investments.

Environmental Matters

The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

The Company accounts for environmental contingencies in accordance with SFAS No. 5 “Accounting for Contingencies.” Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. The Company maintains insurance which may cover in whole or in part certain environmental expenditures. For the three years ended September 30, 2003, the Company had no environmental matters requiring specific disclosure or requiring recording of a liability.

Revenue Recognition

The Company conducts certain energy activities through, and a portion of its revenues are attributable to, sponsored energy limited partnerships. These energy partnerships raise capital from investors to drill gas and oil wells. The Company serves as general partner of the energy partnerships and assumes customary rights and obligations for them. As the general partner, the Company is liable for partnership liabilities and can be liable to limited partners if it breaches its responsibilities with respect to the operations of the partnerships. The income from the Company’s general partner interest is recorded when the gas and oil are sold by a partnership.

The Company contracts with the energy partnerships to drill partnership wells. The contracts require that the energy partnerships must pay the Company the full contract price upon execution. The income from a drilling contract is recognized as the services are performed. The contracts are typically completed in less than 60 days. The Company classifies the difference between the contract payments it has received and the revenue earned as a current liability, included in liabilities associated with drilling contracts.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Revenue Recognition — (Continued)

The Company recognizes transportation revenues at the time the natural gas is delivered to the purchaser.

The Company recognizes well services revenues at the time the services are performed.

The Company is entitled to receive management fees according to the respective partnership agreements. The Company recognizes such fees as income when earned and includes them in well services revenues.

The Company sells interests in gas and oil wells and retains a working interest and/or overriding royalty. The Company records the income from the working interests and overriding royalties when the gas and oil are sold.

Supplemental Cash Flow Information

Changes in deferred tax liabilities and advances from parent are combined in the consolidated statements of cash flows since all tax liabilities are settled by the parent (see Income Taxes below).

The Company considers temporary investments with maturity at the date of acquisition of 90 days or less to be cash equivalents.

Supplemental disclosure of cash flow information:

	Years Ended September 30,

	2003	2002	2001

	(in thousands)
Cash paid during the years for:
Interest	$1,591	$1,730	$1,564
Income taxes (refunded) paid	$359	$(301)	$160

Non-cash activities include the following:
Atlas Pipeline units issued in exchange for gas gathering and
transmission facilities	$—	$—	$2,250
Asset retirement obligation	$2,979	$—	$—

Details of acquisitions:
Fair value of assets acquired	$—	$—	$10,555
Atlas Pipeline units issued in exchange for gas gathering and
transmission facilities	—	—	(2,250)
Liabilities assumed	—	—	(430)

Net cash paid	$—	$—	$7,875

Income Taxes

The Company is included in the consolidated federal income tax return of RAI. Income taxes are calculated as if the Company had filed a return on a separate company basis. Deferred taxes reflect the tax effect of temporary differences between the tax basis of the Company’s assets and liabilities and the amounts reported in the financial statements. See Note 6 for the components of deferred taxes. Separate company state tax returns are filed in those states in which the Company is registered to do business.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 — OTHER ASSETS, INTANGIBLE ASSETS AND GOODWILL

Other Assets

The following table provides information about other assets at the dates indicated.

	At September 30,

	2003	2002

	(in thousands)
Deferred financing costs, net of accumulated amortization of
$1,091 and $531	$1,548	$975
Investments	2,974	3,317
Other	1,032	97

	$5,554	$4,389

Deferred financing costs are amortized over the terms of the related loans.

Intangible Assets

Intanglible assets consists of partnership management and operating contracts acquired through acquisitions and recorded at fair value on their acquisition dates. The Company amortizes contracts acquired on a declining balance method, over their respective estimated lives, ranging from five to thirteen years. Amortization expense for the years ended September 30, 2003, 2002 and 2001 was $1.1 million, $1.2 million and $1.5 million, respectively. The aggregate estimated annual amortization expense is approximately $1.1 million for each of the succeeding five years.

The following table provides information about intangible assets at the dates indicated:

	At September 30,

	2003	2002

	(in thousands)

Partnership management and operating contracts	$14,343	$14,343
Accumulated amortization	(6,104)	(5,038)

Intangible assets, net	$8,239	$9,305

Goodwill

On October 1, 2001, the Company early-adopted SFAS No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets,” which requires that goodwill no longer be amortized, but instead tested for impairment at least annually. At that time, the Company had unamortized goodwill of $31.1 million. The transitional impairment test required upon adoption of SFAS 142, which involved the use of estimates related to the fair market value of the business operations associated with the goodwill, did not indicate an impairment loss. The Company will continue to evaluate its goodwill at least annually and will reflect the impairment of goodwill, if any, in operating income in the statement of operations in the period in which the impairment is indicated.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 — OTHER ASSETS, INTANGIBLE ASSETS AND GOODWILL — (Continued)

Goodwill — (Continued)

Changes in the carrying amount of goodwill for the periods indicated are as follows:

	Years Ended September 30,

	2003	2002	2001

	(in thousands)
Goodwill at beginning of period, (less accumulated amortization of $4,241, $3,508 and $2,094)	$37,470	$31,088	$28,115
Additions to goodwill related to asset acquisitions	—	15	4,387
Amortization expense	—	—	(1,414)
Atlas Pipeline goodwill amortization, whose fiscal year began January 1, 2002, at which time it adopted SFAS 142	—	(22)	—
Syndication network reclassified from other assets in accordance with SFAS 142 (net of accumulated amortization of $711)	—	6,389	—

Goodwill at end of period (net of accumulated amortization of $4,241, $4,241 and $3,508)	$37,470	$37,470	$31,088

Adjusted net income from continuing operations for the year ended September 30, 2001 would have been $13.4 million, excluding goodwill amortization, net of taxes, using the Company’s effective tax rate in fiscal 2001 of 35%. Adjusted basic and diluted net income per share from continuing operations for the year ended September 30, 2001 would have been $133,653 ($1.25 giving effect to the contemplated stock split discussed in Note 16).

NOTE 4 — CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company conducts certain energy activities through, and a substantial portion of its revenues are attributable to energy limited partnerships (“Partnerships”). The Company serves as general partner of the Partnerships and assumes customary rights and obligations for the Partnerships. As the general partner, the Company is liable for Partnership liabilities and can be liable to limited partners if it breaches its responsibilities with respect to the operations of the Partnerships. The Company is entitled to receive management fees, reimbursement for administrative costs incurred, and to share in the Partnerships’ revenue and costs and expenses according to the respective Partnership agreements.

The advances from Parent represent amounts owed for advances and transactions in the normal course of business. These advances, which are non-interest bearing, have no repayment terms and are subordinated to the Company’s $75.0 million revolving credit facility (See Note 5).

The Company reimburses RAI for all direct and indirect costs of services provided. For the years ended September 30, 2003, 2002 and 2001, such reimbursements were approximately $1.4 million, $1.2 million and $660,000, respectively.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 — DEBT

	At September 30,

	2003	2002

	(in thousands)

Revolving credit facilities	$31,000	$49,345
Other debt	194	160

	31,194	49,505
Less current maturities	56	160

	$31,138	$49,345

Following is a description of borrowing arrangements in place at September 30, 2003 and 2002:

Revolving Credit Facilities.     In July 2002, the Company entered into a $75.0 million credit facility led by Wachovia Bank. The revolving credit facility has a current borrowing base of $54.2 million which may be increased or decreased subject to growth in the Company’s oil and gas reserves. The facility permits draws based on the remaining proved developed non-producing and proved undeveloped natural gas and oil reserves attributable to the Company’s wells and the projected fees and revenues from operation of the wells and the administration of energy partnerships. Up to $10.0 million of the facility may be in the form of standby letters of credit. The facility is secured by the Company’s assets. The revolving credit facility has a term ending in July 2005 and bears interest at one of two rates (elected at the borrower’s option) which increase as the amount outstanding under the facility increases: (i) Wachovia prime rate plus between 25 to 75 basis points, or (ii) LIBOR plus between 175 and 225 basis points.

The Wachovia credit facility requires the Company to maintain specified net worth and specified ratios of current assets to current liabilities and debt to EBITDA, and requires the Company to maintain a specified interest coverage ratio. In addition, the facility limits sales, leases or transfers of assets and the incurrence of additional indebtedness. The facility limits the dividends payable by the Company to RAI, on a cumulative basis, to 50% of the Company’s net income from and after April 1, 2002 plus $5.0 million. In addition, the Company is permitted to repay intercompany debt to RAI only up to the amount of the Company’s federal income tax liability and accrued interest on RAI’s senior notes. The facility terminates in July 2005, when all outstanding borrowings must be repaid. At September 30, 2003 and 2002, $32.3 million and $45.0 million, respectively, were outstanding under this facility, including $1.3 million each year under letters of credit. The interest rates ranged from 2.88% to 2.90% at September 30, 2003.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 — DEBT — (Continued)

In September 2003, Atlas Pipeline amended and increased its revolving credit facility with Wachovia Bank to provide for maximum borrowings of $20.0 million. Up to $3.0 million of the facility may be used for standby letters of credit. Borrowings under the facility are secured by a lien on and security interest in all the property of Atlas Pipeline and its subsidiaries, including pledges by Atlas Pipeline of the issued and outstanding units of its subsidiaries. The revolving credit facility has a term ending in December 2005 and bears interest at one of two rates, elected at Atlas Pipeline’s option: (i) the Base Rate plus the Applicable Margin or (ii) the Euro Rate plus the Applicable Margin. As used in the facility agreement, the Base Rate is the higher of (a) Wachovia Bank’s prime rate or (b) the sum of the federal funds rate plus 50 basis points. The Euro Rate is the average of specified LIBOR rates divided by 1.00 minus the percentage prescribed by the Federal Reserve Board for determining the reserve requirements for euro currency funding. The Applicable Margin varies with Atlas Pipeline’s leverage ratio from between 150 to 250 basis points (for the Euro Rate option) or 0 to 75 basis points (for the Base Rate option). Draws under any letter of credit bear interest as specified under (i), above. The credit facility contains financial covenants, including the requirement that Atlas Pipeline maintain: (a) a leverage ratio not to exceed 3.0 to 1.0, (b) an interest coverage ratio greater than 3.5 to 1.0 and (c) a minimum tangible net worth of $30.5 million. In addition, the facility limits, among other things, sales, leases or transfers of property by Atlas Pipeline, the incurrence by Atlas Pipeline of other indebtedness and certain investments by Atlas Pipeline. There were no outstanding borrowings on this facility at September 30, 2003 and $5.6 million at September 30, 2002.

Annual debt principal payments over the next five fiscal years ending September 30 are as follows: (in thousands):

2004	$56
2005	$31,056
2006	$56
2007	$26
2008	$—

At September 30, 2003, the Company has complied with all financial covenants in its debt agreements.

NOTE 6 — INCOME TAXES

The following table details the components of the Company’s income tax expense from continuing operations for the fiscal years 2003, 2002 and 2001.

	Years Ended September 30,

	2003	2002	2001

	(in thousands)
Provision (benefit) for income taxes:
Current:
Federal	$5,069	$5,454	$6,931
State	60	39	—
Deferred	1,628	(810)	(318)

	$6,757	$4,683	$6,613

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 — INCOME TAXES — (Continued)

A reconciliation between the statutory federal income tax rate and the Company’s effective income tax rate is as follows:

	Years Ended September 30,

	2003	2002	2001

Statutory tax rate	35%	35%	35%
Statutory depletion	(2)	(3)	(2)
Non-conventional fuel credit	(1)	(1)	(1)
Goodwill	—	—	3
State income taxes, net of federal tax benefit	1	2	—

	33%	33%	35%

The components of the net deferred tax liability are as follows:

	September 30,

	2003	2002

	(in thousands)
Deferred tax assets related to:
Accrued liabilities	$434	$105

	$434	$105

Deferred tax liabilities related to:
Property and equipment bases differences	(15,601)	(13,267)
Other, net	(5,864)	(5,798)

	(21,465)	(19,065)

Net deferred tax liability	$(21,031)	$(18,960)

The Company’s liability for its share of current payable federal income taxes are included in Advances from Parent in the Company’s consolidated balance sheets.

SFAS No. 109, “Accounting for Income Taxes”, requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance was needed at September 30, 2003 or 2002.

NOTE 7 — EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan.     RAI sponsors an Employee Stock Ownership Plan (“ESOP”), which is a qualified non-contributory retirement plan established to acquire shares of RAI’s common stock. Employees of the Company who are 21 years of age or older and have completed 1,000 hours of service are eligible to participate in RAI’s ESOP. Contributions to the ESOP are made at the discretion of RAI’s Board of Directors and are included in the general and administrative expense of RAI.

Employee Savings Plan.     RAI sponsors an Employee Retirement Savings Plan and Trust under Section 401(k) of the Internal Revenue Code which allows employees to defer up to 15% of their income, subject to certain limitations, on a pretax basis through contributions to the savings plan. Prior to March 1, 2002, RAI matched up to 100% of each employee’s contribution, subject to certain limitations; thereafter, up to 50%. Included in general and administrative expenses are $164,000, $202,000 and $236,000 for the Company’s contributions for the years ended September 30, 2003, 2002 and 2001, respectively.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 — EMPLOYEE BENEFIT PLANS — (Continued)

Stock Options.     The following table summarizes certain information about RAI’s equity compensation plans as they pertain to the Company, in the aggregate, as of September 30, 2003.

	(a) (1)	(b) (1)	(c) (2)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)

Equity compensation plans
approved by security
holders	226,447	$10.73	227,688

Equity compensation plans
not approved by security
holders	36,554	$.11	—

Total	263,001	$9.25	227,688

(1)	Represents amounts allocable to the Company.

(2)	Represents shares available to eligible employees of RAI and its subsidiaries including the Company.

RAI has three existing employee stock option plans, those of 1997, 1999 and 2002, in which the Company’s employees are participants. Options under all plans become exercisable as to 25% of the optioned shares each year after the date of grant, and expire not later than ten years after the date of grant.

The 1997 Key Employee Stock Option Plan authorized the granting of up to 825,000 shares of RAI’s common stock in the form of ISO’s, non-qualified stock options and SAR’s. No options were issued under this plan during fiscal 2003 or fiscal 2002. In fiscal 2001, options for 47,500 shares were issued under this plan to the Company’s employees.

The 1999 Key Employee Stock Option Plan authorized the granting of up to 1,000,000 shares of RAI’s common stock in the form of ISO’s, non-qualified stock options and SAR’s. No options were issued under this plan during fiscal 2003. In fiscal 2002 and 2001, options for 10,000 and 72,000 shares, respectively, were issued under this plan to the Company’s employees.

In April 2002, RAI’s stockholders approved the 2002 Key Employee Stock Option Plan. This plan, for which 750,000 shares were reserved, provides for the issuance of ISO’s, non-qualified stock options and SAR’s. In fiscal 2003 and 2002, option for 0 and 65,500 shares, respectively, were issued under this plan to the Company’s employees.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 — EMPLOYEE BENEFIT PLANS — (Continued)

Transactions for RAI’s three employee stock option plans in which the Company’s employees participate are summarized as follows:

	Years Ended September 30,

	2003			2002			2001

			Weighted			Weighted			Weighted
			Average			Average			Average
	Shares		Exercise Price	Shares		Exercise Price	Shares		Exercise Price

Outstanding – beginning of year	281,666		$11.55	209,927		$12.86	101,500		$15.21
Granted	—		$—	75,500		$7.91	119,500		$11.05
Exercised	—		$—	—		$—	—		$—
Forfeited	(55,219)		$14.94	(3,761)		$11.06	(11,073)		$11.06

Outstanding – end of year	226,447		$10.73	281,666		$11.55	209,927		$12.86

Exercisable, at end of year	116,224		$11.91	97,542		$13.97	46,000		$15.18

Available for grant	227,688	(1)		86,719	(1)		42,458	(1)

Weighted average fair value per
share of options granted
during the year			$—			$5.93			$8.54

(1)	Shares represent amounts available under RAI’s plans which are available to eligible employees of RAI and its subsidiaries, including the Company.

The following information applies to employee stock options outstanding attributable to the Company’s employees as of September 30, 2003:

	Outstanding			Exercisable

		Weighted
		Average	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise Prices	Shares	Life (Years)	Exercise Price	Shares	Exercise Price

$ 7.71 — $ 8.08	68,500	8.31	$7.73	20,125	$7.78
$ 9.19	7,500.88		$9.19	1,875	$9.19
$11.03 — $11.06	112,447	7.33	$11.05	56,224	$11.05
$15.50	38,000	6.64	$15.50	38,000	$15.50

	226,447			116,224

In connection with the acquisition of the Company, RAI issued options for 120,213 shares at an exercise price of $.11 per share to certain employees of the Company who had held options of Atlas America before its acquisition by RAI. Options for 36,554 shares remain outstanding and are exercisable as of September 30, 2003.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 — COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under leases with varying expiration dates through 2008. Rental expense was $1.6 million, $1.4 million and $772,000 for the years ended September 30, 2003, 2002 and 2001, respectively. At September 30, 2003, future minimum rental commitments for the next five fiscal years were as follows (in thousands):

2004	$572
2005	462
2006	145
2007	16
2008	16

The Company is the managing general partner of various energy partnerships, and has agreed to indemnify each investor partner from any liability that exceeds such partner’s share of partnership assets. The Company has never had to reimburse a limited partner for this purpose. Subject to certain conditions, investor partners in certain energy partnerships have the right to present their interests for purchase by the Company, as managing general partner. The Company is not obligated to purchase more than 5% or 10% of the units in any calendar year. Based on past experience, the Company believes that any liability incurred would not be material.

The Company may be required to subordinate a part of its net partnership revenues to the receipt by investor partners of cash distributions from the energy partnerships equal to at least 10% of their agreed subscriptions determined on a cumulative basis, in accordance with the terms of the partnership agreements.

The Company is a defendant in a proposed class action originally filed in February 2000 in the New York Supreme Court, Chautauqua County, by individuals, putatively on their own behalf and on behalf of similarly situated individuals, who leased property to the Company. The complaint alleges that the Company is not paying lessors the proper amount of royalty revenues derived from the natural gas produced from the wells on the leased property. The complaint seeks damages in an unspecified amount for the alleged difference between the amount of royalties actually paid and the amount of royalties that allegedly should have been paid. No estimate of possible loss can be made at this time, however, the Company believes the complaint is without merit and is defending itself vigorously.

The Company is also a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company’s financial position or results of operations.

NOTE 9 — HEDGING ACTIVITIES

The Company, through its subsidiaries, from time to time enters into natural gas futures and option contracts to hedge its exposure to changes in natural gas prices. At any point in time, such contracts may include regulated New York Mercantile Exchange (“NYMEX”) futures and options contracts and non-regulated over-the-counter futures contracts with qualified counterparties. NYMEX contracts are generally settled with offsetting positions, but may be settled by the delivery of natural gas.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 — HEDGING ACTIVITIES — (Continued)

The Company formally documents all relationships between hedging instruments and the items being hedged, including the Company’s risk management objective and strategy for undertaking the hedging transactions. This includes matching the natural gas futures and options contracts to the forecasted transactions. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives are highly effective in offsetting changes in the fair value of hedged items. Historically these contracts have qualified and been designated as cash flow hedges and recorded at their fair values. Gains or losses on future contracts are determined as the difference between the contract price and a reference price, generally prices on NYMEX. Such gains and losses are charged or credited to accumulated other comprehensive income (loss) and recognized as a component of sales revenue in the month the hedged gas is sold. If it is determined that a derivative is not highly effective as a hedge or it has ceased to be a highly effective hedge, due to the loss of correlation between changes in gas reference prices under a hedging instrument and actual gas prices, the Company will discontinue hedge accounting for the derivative and subsequent changes in fair value for the derivative will be recognized immediately into earnings.

At September 30, 2003, the Company had no open natural gas futures contracts related to natural gas sales and accordingly, had no unrealized loss or gain related to open NYMEX contracts at that date. Its net unrealized gain was approximately $316,600 at September 30, 2002. The Company recognized losses of $1.1 million, $59,000 and $599,000 on settled contracts covering natural gas production for the years ended September 30, 2003, 2002 and 2001, respectively. The Company recognized no gains or losses during the three year period ended September 30, 2003 for hedge ineffectiveness or as a result of the discontinuance of cash flow hedges.

Although hedging provides the Company some protection against falling prices, these activities could also reduce the potential benefits of price increases, depending upon the instrument.

NOTE 10 — DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF CHANGE IN
                       ACCOUNTING PRINCIPLE

Discontinued Operations

In June 2002, the Company adopted a plan to dispose of Optiron Corporation, an energy technology subsidiary. The Company had owned 50% of Optiron, and reduced its interest to 10% through a sale to management that was completed in September 2002. In connection with the sale, the Company forgave $4.3 million of the $5.9 million of indebtedness owed to it by Optiron. The remaining $1.6 million of indebtedness was retained by the Company in the form of a promissory note secured by all of Optiron’s assets and by the common stock of Optiron’s 90% shareholder. The note bears interest at the prime rate plus 1% payable monthly; an additional 1% will accrue until the maturity date of the note in 2022.

Under the terms of the plan of disposal, Optiron was obligated to pay to the Company 10% of Optiron’s revenues if such revenues exceeded $2.0 million in the twelve month period following the closing of the transaction. As a result, in September 2003, Optiron became obligated to pay the Company $295,000. This payment is due in March 2004.

In accordance with SFAS No. 144, the results of operations have been prepared under the financial reporting requirements for discontinued operations, pursuant to which, all historical results of Optiron are included in the results of discontinued operations rather than the results of continuing operations for all periods presented.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 10 — DISCONTINUED OPERATIONS AND CUMULATIVE EFFECT OF CHANGE IN
                       ACCOUNTING PRINCIPLE — (Continued)

Discontinued Operations — (Continued)

Summarized operating results of the discontinued Optiron operations are as follows:

	Years Ended September 30,
	2003	2002	2001

	(in thousands)

Loss from discontinued operations before income taxes	$—	$(553)	$(1,493)
Income tax benefit	—	193	463

Loss from discontinued operations	$—	$(360)	$(1,030)

Income (loss) on disposal of discontinued operations before income taxes	$295	$(1,971)	$—
Income tax (provision) benefit	(103)	690	—

Income (loss) on disposal of discontinued operations	$192	$(1,281)	$—

Total gain (loss) on discontinued operations	$192	$(1,641)	$(1,030)

Cumulative Effect of Change in Accounting Principle

Optiron adopted SFAS 142 on January 1, 2002, the first day of its fiscal year. Optiron performed the evaluation of its goodwill required by SFAS 142 and determined that it was impaired due to uncertainty associated with the on-going viability of the product line with which the goodwill was associated. This impairment resulted in a cumulative effect adjustment on Optiron’s books of $1.9 million before tax. The Company recorded its 50% share of this cumulative effect adjustment in fiscal 2002.

NOTE 11 — ACQUISITIONS

In January 2001, the Company and its consolidated subsidiary, Atlas Pipeline, acquired certain energy assets of Kingston Oil Corporation for $4.5 million of cash and 88,235 common units of Atlas Pipeline. In March 2001, the Company and Atlas Pipeline acquired certain energy assets of American Refining and Exploration Company for $2.0 million of cash and 32,924 common units of Atlas Pipeline. Atlas Pipeline borrowed $1.4 million under its $10.0 million revolving credit facility to fund its share of the cash payments for these acqusitions. In August 2001, the Company acquired certain energy assets of Castle Gas company for $1.4 million. These acquisitions were accounted for under the purchase method of accounting and, accordingly, the purchase prices were allocated to the assets acquired based on their fair values at the dates of acquisition and the results of the operations of the businesses acquired are included in the consolidated statements of income from such dates. The pro forma effect of these acquisitions on operations prior to the acquisition dates is not material.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 — OPERATIONS OF ATLAS PIPELINE

In February 2000, the Company’s natural gas gathering operations were sold to Atlas Pipeline in connection with a public offering by Atlas Pipeline of 1,500,000 common units. The Company received net proceeds of $15.3 million for the gathering systems, and Atlas Pipeline issued to the Company 1,641,026 subordinated units constituting a 51% combined general and limited partner interest in Atlas Pipeline. A subsidiary of the Company is the general partner of Atlas Pipeline and has a 2% partnership interest on a consolidated basis.

The Company’s subordinated units are a special class of limited partnership interest in Atlas Pipeline under which its rights to distributions are subordinated to those of the publicly held common units. The subordination period extends until December 31, 2004 and will continue beyond that date if financial tests specified in the partnership agreement are not met. The Company’s general partner interest also includes a right to receive incentive distributions if the partnership meets or exceeds specified levels of distributions.

In May 2003, Atlas Pipeline completed a public offering of 1,092,500 common units of limited partner interest. The net proceeds after underwriting discounts and commissions were approximately $25.2 million. These proceeds were used in part to repay existing indebtedness of $8.5 million. Atlas Pipeline intends to use the balance of these proceeds to fund future capital projects and for working capital. Upon the completion of this offering the Company’s combined general and limited partner interest in Atlas Pipeline was reduced to 39%. Because the Company, through its general partner interest, controls the decisions and operations of Atlas Pipeline it is consolidated in the Company’s financial statements.

In connection with the Company’s sale of the gathering systems to Atlas Pipeline, the Company entered into agreements that:

•	Require it to provide stand-by construction financing to Atlas Pipeline for gathering system extensions and additions to a maximum of $1.5 million per year for five years.

•
Require it to pay gathering fees to Atlas Pipeline for natural gas gathered by the gathering systems equal to the greater of $.35 per Mcf ($.40 per Mcf in certain instances) or 16% of the gross sales price of the natural gas transported.

During fiscal 2003, 2002 and 2001, the fee paid to Atlas Pipeline was calculated based on the 16% rate. Through September 30, 2003, the Company has not been required to provide any construction financing.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 — OPERATIONS OF ATLAS PIPELINE — (Continued)

In September 2003, Atlas Pipeline entered into a purchase and sale agreement with SEMCO Energy, Inc. (“SEMCO”) pursuant to which Atlas Pipeline or its designee will purchase all of the outstanding equity of SEMCO’s wholly-owned subsidiary, Alaska Pipeline Company (“Alaska Pipeline”), which owns an intrastate natural gas transmission pipeline that delivers gas to metropolitan Anchorage (the “Acquisition”). The total consideration, payable in cash at closing, will be approximately $95.0 million, subject to an adjustment based on the amount of working capital that Alaska Pipeline has at closing.

Consummation of the Acquisition is subject to a number of conditions, including receipt of governmental and non-governmental consents and approvals and the absence of a material adverse change in Alaska Pipeline’s business. Among the required governmental authorizations are approval of the Regulatory Commission of Alaska and expiration, without adverse action, of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The purchase and sale agreement may be terminated by either Atlas Pipeline or SEMCO if the transaction is not consummated by June 16, 2004. The purchase and sale agreement contains customary representations, warranties and indemnifications.

As part of the Acquisition, at closing, Alaska Pipeline and ENSTAR Natural Gas Company (“ENSTAR”), a division of SEMCO which conducts its gas distribution business in Alaska, will enter into a Special Contract for Gas Transportation pursuant to which ENSTAR will pay a reservation fee for use of all of the pipeline’s transportation capacity of $943,000 per month, plus $.075 per thousand cubic feet, or mcf, of gas transported, for 10 years. During 2002, total gas volumes transported on the Alaska Pipeline system averaged 130,000 mcf per day. SEMCO will execute a gas transmission agreement with Alaska Pipeline pursuant to which SEMCO will be obligated to make up any difference if the Regulatory Commission of Alaska reduces the transportation rates payable by ENSTAR pursuant to the Special Contract.

Further, Alaska Pipeline will enter into an Operation and Maintenance and Administrative Services Agreement with ENSTAR under which ENSTAR will continue to operate and maintain the pipeline for at least 5 years for a fee of $334,000 per month for the first three years. Thereafter, ENSTAR’s fee will be adjusted for inflation.

Atlas Pipeline has received a commitment from Friedman, Billings, Ramsey Group, Inc. (“FBR”) to make a $25.0 million preferred equity investment in a special purpose vehicle (the “SPV”), to be jointly owned and controlled by FBR and Atlas Pipeline; such entity will be the acquirer of Alaska Pipeline. Under the terms of the FBR commitment, Atlas Pipeline will have the right, during the 18 months following the closing of the Acquisition, to purchase FBR’s preferred equity interest in the SPV at FBR’s original cost plus accrued and unpaid preferred distributions and a premium. If Atlas Pipeline does not purchase FBR’s interest, FBR has the right to require RAI to purchase this interest. RAI will then have the right to require Atlas Pipeline to purchase the equity interest from it. Atlas Pipeline intends to make a $24.0 million common equity investment in the SPV which Atlas Pipeline will fund in part through its existing $20.0 million credit facility. The SPV has received a commitment from Wachovia Bank, National Association and Wachovia Capital Markets, LLC for a $50.0 million credit facility to partially finance the Acquisition. Up to $25.0 million of borrowings under the facility will be secured by a lien on and security interest in all of the SPV’s property. In addition, upon the earlier to occur of the termination of Atlas Pipeline’s subordination period or the amendment of the restrictions in the partnership agreement on Atlas Pipeline’s incurrence of debt, Atlas Pipeline will guarantee all borrowings under the facility, securing the guarantee with a pledge of its interest in the SPV. SPV will be a consolidated subsidiary of Atlas Pipeline at the consummation of the acquisition.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — OPERATING SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company’s operations include two reportable operating segments. In addition to the reportable operating segments, certain other activities are reported in the “Other energy” category. These operating segments reflect the way the Company manages its operations and makes business decisions. The Company does not allocate income taxes to its operating segments. Operating segment data for the periods indicated are as follows:

Year Ended September 30, 2003 (in thousands):

	Well Drilling	Production and Exploration	Other Energy (a)	Total

Revenues from external customers	$52,879	$38,639	$14,171	$105,689
Interest income	—	—	220	220
Interest expense	—	—	1,961	1,961
Depreciation, depletion and amortization	—	8,042	3,553	11,595
Segment profit (loss)	5,320	21,465	(6,308)	20,477
Other significant items:
Segment assets	7,844	145,614	78,930	232,388

(a)
Revenues and expenses from segments below the quantitative thresholds are attributable to two operating segments of the Company. Those segments include well services and transportation. These segments have never met any of the quantitative thresholds for determining reportable segments.

Year Ended September 30, 2002 (in thousands):

	Well Drilling	Production and Exploration	Other Energy (a)	Total

Revenues from external customers	$55,736	$28,916	$14,644	$99,296
Interest income	—	—	686	686
Interest expense	—	—	2,200	2,200
Depreciation, depletion and amortization	—	7,550	3,286	10,836
Segment profit (loss)	6,057	12,708	(4,573)	14,192
Other significant items:
Segment assets	7,555	119,125	65,934	192,614

(a)
Revenues and expenses from segments below the quantitative thresholds are attributable to two operating segments of the Company. Those segments include well services and transportation. These segments have never met any of the quantitative thresholds for determining reportable segments.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — OPERATING SEGMENT INFORMATION AND MAJOR CUSTOMERS — (Continued)

Year Ended September 30, 2001 (in thousands):

	Well Drilling	Production and Exploration	Other Energy (a)	Total

Revenues from external customers	$43,464	$36,681	$15,744	$95,889
Interest income	—	—	791	791
Interest expense	—	—	1,714	1,714
Depreciation, depletion and amortization	236	6,148	4,398	10,782
Segment profit (loss)	6,626	22,687	(10,258)	19,055
Other significant items:
Segment assets	5,646	102,756	86,127	194,529

(a)
Revenues and expenses from segments below the quantitative thresholds are attributable to two operating segments of the Company. Those segments include well services and transportation. These segments have never met any of the quantitative thresholds for determining reportable segments.

Operating profit (loss) per segment represents total revenues less costs and expenses attributable thereto, including interest, provision for possible losses and depreciation, depletion and amortization.

The Company’s natural gas is sold under contract to various purchasers. For the years ended September 30, 2003, 2002 and 2001, gas sales to First Energy Solutions Corporation accounted for 18%, 16% and 17%, respectively, of total revenues.

NOTE 14 — SUPPLEMENTAL OIL AND GAS INFORMATION

Results of operations from oil and gas producing activities:

	Years Ended September 30,

	2003	2002	2001

	(in thousands)

Revenues	$38,639	$28,916	$36,681
Production costs	(6,770)	(6,691)	(6,184)
Exploration expenses	(1,715)	(1,573)	(1,662)
Depreciation, depletion and amortization	(8,042)	(7,550)	(6,148)
Income taxes	(7,519)	(4,005)	(7,223)

Results of operations from oil and gas producing activities	$14,593	$9,097	$15,464

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — SUPPLEMENTAL OIL AND GAS INFORMATION — (Continued)

Capitalized Costs Related to Oil and Gas Producing Activities.   The components of capitalized costs related to the Company’s oil and gas producing activities are as follows:

	At September 30,

	2003	2002	2001

	(in thousands)

Proved properties	$844	$843	$1,861
Unproved properties	563	584	481
Wells and related equipment and facilities	184,176	152,174	126,971
Support equipment and facilities	2,189	1,422	1,052
Uncompleted wells equipment and facilities	51	51	38

	187,823	155,074	130,403
Accumulated depreciation, depletion, amortization and valuation allowances	(50,170)	(41,893)	(33,129)

Net capitalized costs	$137,653	$113,181	$97,274

Costs Incurred in Oil and Gas Producing Activities.   The costs incurred by the Company in its oil and gas activities during fiscal years 2003, 2002 and 2001 are as follows:

	Years Ended September 30,

	2003	2002	2001

	(in thousands)
Property acquisition costs:
Unproved properties	$—	$9	$90
Proved properties	$224	$440	$337
Exploration costs	$1,715	$1,573	$1,662
Development costs	$26,721	$20,648	$20,273

The development costs above for the years ended September 30, 2003, 2002 and 2001 were substantially all incurred for the development of proved undeveloped properties.

Oil and Gas Reserve Information (Unaudited).   The estimates of the Company’s proved and unproved gas reserves are based upon evaluations made by management and verified by Wright & Company, Inc., an independent petroleum engineering firm, as of September 30, 2003, 2002 and 2001. All reserves are located within the United States. Reserves are estimated in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost escalation except by contractual arrangements.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

•
Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — SUPPLEMENTAL OIL AND GAS INFORMATION — (Continued)

•
Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

•
Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as “indicated additional reservoirs”; (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors; (c) crude oil, natural gas and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil and natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operation methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting future net revenues and the timing of development expenditures. The reserve data presented represents estimates only and should not be construed as being exact. In addition, the standardized measures of discounted future net cash flows may not represent the fair market value of the Company’s oil and gas reserves or the present value of future cash flows of equivalent reserves, due to anticipated future changes in oil and gas prices and in production and development costs and other factors for effects have not been proved.

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — SUPPLEMENTAL OIL AND GAS INFORMATION — (Continued)

The Company’s reconciliation of changes in proved reserve quantities is as follows (unaudited):

	Gas	Oil
	(Mcf)	(Bbls)

Balance September 30, 2000	113,142,544	1,766,654
Current additions	19,891,663	68,895
Sales of reserves in-place	(88,068)	(61)
Purchase of reserves in(place	7,159,387	40,881
Transfers to limited partnerships	(11,871,230)	—
Revisions	(3,774,259)	102,136
Production	(6,342,667)	(177,437)

Balance September 30, 2001	118,117,370	1,801,068
Current additions	19,303,971	55,416
Sales of reserves in-place	(510,812)	(23,676)
Purchase of reserves in(place	280,594	2,180
Transfers to limited partnerships	(6,829,047)	(45,001)
Revisions	(23,057)	260,430
Production	(7,117,276)	(172,750)

Balance September 30, 2002	123,221,743	1,877,667
Current additions	21,131,997	29,394
Sales of reserves in-place	(56,480)	(14,463)
Purchase of reserves in(place	7,294,727	34,472
Transfers to limited partnerships	(8,669,521)	(31,386)
Revisions	(2,662,812)	119,038
Production	(6,966,899)	(160,048)

Balance September 30, 2003	133,292,755	1,854,674

Proved developed reserves at:
September 30, 2001	80,249,011	1,735,376
September 30, 2002	83,995,712	1,846,281
September 30, 2003	87,760,113	1,825,280

The following schedule presents the standardized measure of estimated discounted future net cash flows relating to proved oil and gas reserves. The estimated future production is priced at fiscal year-end prices, adjusted only for fixed and determinable increases in natural gas and oil prices provided by contractual agreements. The resulting estimated future cash inflows are reduced by estimated future costs to develop and produce the proved reserves based on fiscal year-end cost levels. The future net cash flows are reduced to present value amounts by applying a 10% discount factor. The standardized measure of future cash flows was prepared using the prevailing economic conditions existing at September 30, 2003, 2002 and 2001 and such conditions continually change. Accordingly such information should not serve as a basis in making any judgment on the potential value of recoverable reserves or in estimating future results of operations (unaudited).

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 — SUPPLEMENTAL OIL AND GAS INFORMATION — (Continued)

	Years Ended September 30,

	2003	2002	2001

	(in thousands)
Future cash inflows	$709,401	$518,118	$485,781
Future production costs	(179,758)	(147,279)	(126,979)
Future development costs	(72,476)	(55,644)	(50,953)
Future income tax expense	(125,398)	(79,557)	(76,584)

Future net cash flows	331,769	235,638	231,265
Less 10% annual discount for estimated timing of cash flows	(187,434)	(131,512)	(132,553)

Standardized measure of discounted future net cash flows	$144,335	$104,126	$98,712

The future cash flows estimated to be spent to develop proved undeveloped properties in the years ended September 30, 2004, 2005 and 2006 are $27.6 million, $29.3 million and $15.6 million, respectively.

The following table summarizes the changes in the standardized measure of discounted future net cash flows from estimated production of proved oil and gas reserves after income taxes (unaudited):

	Years Ended September 30,

	2003	2002	2001

	(in thousands)
Balance, beginning of year	$104,126	$98,712	$98,599
Increase (decrease) in discounted future net cash flows:
Sales and transfers of oil and gas, net of related costs	(31,869)	(22,223)	(30,496)
Net changes in prices and production costs	44,232	249	(21,530)
Revisions of previous quantity estimates	(229)	3,787	(4,184)
Development costs incurred	3,689	4,107	4,011
Changes in future development costs	(166)	(149)	(853)
Transfers to limited partnerships	(3,313)	(3,970)	(4,177)
Extensions, discoveries, and improved recovery less related costs	24,272	12,057	20,716
Purchases of reserves in-place	1,730	340	7,984
Sales of reserves in-place, net of tax effect	(200)	(799)	(204)
Accretion of discount	13,247	12,726	14,078
Net changes in future income taxes	(18,740)	203	13,636
Other	7,556	(914)	1,132

Balance, end of year	$144,335	$104,126	$98,712

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15 — QUARTERLY RESULTS (Unaudited)

	Dec 31	March 31	June 30	September 30

	(in thousands, except share and per share data)
Year ended September 30, 2003
Revenues	$18,135	$36,474	$21,867	$29,213
Costs and expenses	15,132	30,126	17,995	21,959

Income from continuing operations before taxes and cumulative effect of change in accounting principle	$3,003	$6,348	$3,872	$7,254

Discontinued operations	$—	$—	$—	$192

Net income	$2,012	$4,254	$2,557	$5,089

Net income per common share – basic and diluted:
From continuing operations	$20,120	$42,540	$25,570	$48,970
Discontinued operations	—	—	—	1,920

Net income per common share	$20,120	$42,540	$25,570	$50,890

Weighted average common shares outstanding	100	100	100	100

Pro forma net income per common share – basic and diluted:
From continuing operations	$.19	$.40	$.24	$.45
Discontinued operations	—	—	—	.02

Pro forma net income per common share	$.19	$.40	$.24	$.47

Weighted average common shares outstanding	10,688,333	10,688,333	10,688,333	10,688,333

Year ended September 30, 2002
Revenues	$28,986	$27,485	$19,260	$23,565
Costs and expenses	24,598	23,769	17,276	19,461

Income from continuing operations before taxes and cumulative effect of change in accounting principle	$4,388	$3,716	$1,984	$4,104

Discontinued operations	$—	$—	$(1,583)	$(58)

Cumulative effect of change in accounting principle	$(655)	$—	$—	$28

Net income (loss)	$2,197	$2,578	$(254)	$2,720

Net income per common share – basic and diluted:
From continuing operations	$28,520	$25,780	$13,290	$27,500
Discontinued operations	—	—	(15,830)	(580)
Cumulative effect of change in accounting principle	(6,550)	—	—	280

Net income (loss) per common share	$21,970	$25,780	$(2,540)	$27,200

Weighted average common shares outstanding	100	$100	$100	$100

Pro forma net income per common share – basic and diluted:
From continuing operations	$.27	$.24	$.12	$.26
Discontinued operations	—	—	(.15)	—
Cumulative effect of change in accounting principle	(.06)	—	—	—

Pro forma net income per common share	$.21	$.24	$(.03)	$.26

Weighted average common shares outstanding	10,688,333	10,688,333	10,688,333	10,688,333

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ATLAS AMERICA, INC.

(A Wholly-Owned Subsidiary of Atlas Energy Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 16 — SUBSEQUENT EVENT

On December 16, 2003, the Board of Directors of Resource America, Inc. approved the filing of a registration statement on Form S-1 with respect to a proposed public offering of up to 19.9% of the Company’s common stock. In connection therewith, the Company anticipates effecting a 106,883 for 1 stock split prior to the completion of the offering. Pro forma income per share reflecting the effect of the contemplated stock split are presented on the face of the consolidated statements of income and in the quarterly results disclosed in Note 15.

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TABLE OF CONTENTS

SUMMARY	2
RISK FACTORS	10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	19
USE OF PROCEEDS	20
CAPITALIZATION	21
SELECTED CONSOLIDATED FINANCIAL DATA	22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS	24
BUSINESS	36
MANAGEMENT	52
RELATIONSHIP WITH RESOURCE AMERICA	57
PRINCIPAL STOCKHOLDER	64
DESCRIPTION OF CAPITAL STOCK	65
SHARES ELIGIBLE FOR FUTURE SALE	68
UNDERWRITING	70
LEGAL MATTERS	73
ENGINEERS	73
EXPERTS	73
WHERE YOU CAN FIND MORE INFORMATION	73
GLOSSARY	74

Dealer Prospectus Delivery Obligation

     Until ______________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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2,300,000 Common Shares

ATLAS AMERICA, INC.

     _____________________________________________________

PROSPECTUS

     _____________________________________________________

FRIEDMAN BILLINGS RAMSEY

MCDONALD INVESTMENTS INC.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

     The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$5,362
NASD filing fee	4,732
Nasdaq listing fee	100,000
Printing costs	45,000
Legal fees and expenses	150,000
Accounting fees and expenses	200,000
Transfer agent fees	5,000
Blue sky fees and expenses	—
Miscellaneous	44,638

Total	$555,362

All of the above expenses except the SEC registration fee, NASD filing fee and the Nasdaq listing fee are estimates.

Item 14.  Indemnification of Directors and Officers.

     Under the provisions of Section 145 of the Delaware General Corporation Law, the registrant is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 145 also provides that the registrant may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the registrant (except for expenses allowed by a court).

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     The registrant’s Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers of the registrant to the full extent permitted by applicable law. Under the provisions of the registrant’s Amended and Restated Bylaws, the registrant is required to indemnify officers or directors to a greater extent than under the current provisions of Section 145 of the Delaware General Corporation Law. Except with respect to stockholder derivative actions, the Bylaw provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

     The foregoing standards also apply with respect to the indemnification of expenses incurred in a stockholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     In accordance with the Delaware General Corporation Law, the registrant’s Amended and Restated Certificate of Incorporation contains a provision to limit the personal liability of the directors of the registrant for violations of their fiduciary duty. This provision eliminates each director’s liability to the registrant or its stockholders, for monetary damages except (i) for breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of are, including any such actions involving gross negligence.

     Resource America, the corporate parent of the registrant, maintains directors' and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

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Item 15.  Recent Sales of Unregistered Securities.

     None.

Item 16.  Exhibits and Financial Statement Schedules.

     (a)     Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.(1)
3.1	Form of Amended and Restated Certificate of Incorporation.
3.2	Form of Amended and Restated Bylaws.
4.1	Specimen stock certificate.(1)
5.1	Opinion re: legality.(1)
10.1	Gas Purchase Agreement, dated March 31, 1999, among FirstEnergy Solutions Corp. (f/k/a Northeast Ohio Gas Marketing, Inc.), Atlas Energy Group, Inc., Atlas Resources, Inc. and Resource Energy, Inc., as amended by Amendment to Gas Purchase Agreement dated February 1, 2001 and Second Amendment to Base Gas Purchase Agreement dated July 15, 2003.
10.2	Credit Agreement among Atlas America, Inc., Resource America, Inc., Wachovia Bank, National Association, and other banks party thereto, dated July 31, 2002.
10.2(a)	First Amendment to Credit Agreement dated September 29, 2003.
10.2(b)	Second Amendment to Credit Agreement dated October 30, 2003.
10.3	Credit Agreement among Atlas Pipeline Partners, L.P., Wachovia Bank, National Association, and the other parties thereto, dated December 27, 2002.
10.3(a)	Second Amendment to Credit Agreement dated March 28, 2003.
10.3(b)	Third Amendment to Credit Agreement dated September 15, 2003.
10.4	Purchase and Sale Agreement between Atlas Pipeline Partners, L.P. and SEMCO Energy, Inc. dated September 16, 2003.
10.5	2004 Key Employee Stock Option Plan.(1)
10.6	2004 Non-Employee Director Stock Option Plan.(1)
10.7	Form of Master Separation and Distribution Agreement between Atlas America, Inc. and Resource America, Inc.(1)
10.8	Form of Registration Rights Agreement between Atlas America, Inc. and Resource America, Inc.(1)
10.9	Form of Tax Matters Agreement between Atlas America, Inc. and Resource America, Inc.(1)
10.10	Form of Transition Services Agreement between Atlas America, Inc. and Resource America, Inc.(1)
21.1	Subsidiaries of Atlas America.
23.1	Consent of Grant Thornton LLP.
23.2	Consent of Wright & Company.
23.3	Consent of Ledgewood Law Firm, P.C. (included in Exhibit 5.1)(1)
24.1	Power of Attorney (included on signature pages).
__________________

(1)	To be filed by amendment.

     (b)     Financial Statement Schedules.

     All schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

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Item 17.  Undertakings.

     (a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c)    The undersigned registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on February 9, 2004.

ATLAS AMERICA, INC.

By: /s/ Edward E. Cohen
Edward E. Cohen Chairman, Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 9, 2004.

POWER OF ATTORNEY

     Each person whose signature appears below in so signing also makes, constitutes and appoints Edward E. Cohen and Freddie M. Kotek, and each of them acting alone, his or her true and lawful attorney-in-fact, with full power of substitution, for him or her in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this registration statement with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that any or all of said attorneys-in-fact or substitute or substitutes for any or all of them may do or cause to be done by virtue hereof.

/s/ Edward E. Cohen
Edward E. Cohen	Chairman, Chief Executive Officer and President

/s/ Freddie M. Kotek
Freddie M. Kotek	Executive Vice President and Chief Financial Officer

/s/ Nancy J. McGurk
Nancy J. McGurk	Senior Vice President and Chief Accounting Officer

/s/ Jonathan Z.. Cohen
Jonathan Z. Cohen	Vice Chairman

/s/ Carlton M. Arrendell
Carlton M. Arrendell	Director

/s/ William R. Bagnell
William R. Bagnell	Director

/s/ Donald W. Delson
Donald W. Delson	Director

/s/ Nicholas DiNubile
Nicholas DiNubile	Director

/s/ Dennis A. Holtz
Dennis A. Holtz	Director